ADC Therapeutics SA

2024 Annual Report

Table of Contents



Letter to Shareholders for Annual Report – 2024

Dear Shareholders,

This last year was marked by our achievement of multiple exciting milestones, helping to advance our strategy to unlock value for our shareholders. We made significant progress across key areas in our ADC portfolio in both hematology and early research in solid tumors and we are confident in the path ahead as we work to make an impact for more patients moving forward.

A Year of Execution

Among our key 2024 accomplishments, we reached commercial brand profitability with ZYNLONTA as we continued to maintain our position in 3L+ DLBCL in this highly competitive space. Within our current 3L+ DLBCL indication, we continue to believe ZYNLONTA is ideally suited across care settings for patients with r/r DLBCL with rapid, deep and durable efficacy, a manageable safety profile and simple dosing with no inpatient requirements making it highly accessible.

In support of our commitment to further expand usage of ZYNLONTA, we are pursuing the substantially larger opportunity in earlier lines of DLBCL therapy and in combinations through LOTIS-5 (ZYNLONTA plus rituximab) and LOTIS-7 (ZYNLONTA plus glofitamab).

With LOTIS-5, we are pleased to have completed enrollment of our most advanced Phase 3 trial bringing us a step closer to providing a potential combination treatment in the 2L+ DLBCL setting. Initial data from the safety lead-in study demonstrates that this combination has the potential to provide competitive 2L+ efficacy with a favorable safety profile allowing broad accessibility.

With LOTIS-7, we reported encouraging initial data that we believe supports our hypothesis that combining these two potent, approved, single agent drugs with complementary mechanisms of action will yield additive or synergistic efficacy, and a manageable safety profile given no overlapping non-hematologic toxicities, enabling administration across care settings. This initial data suggests that this combination has the potential to be a best-in-class combination in a highly competitive market.

In addition to our expansion trials, there was also promising Phase 2 IIT data reported with ZYNLONTA in indolent lymphomas in 2024 with presentations at ASH and a simultaneous Lancet Haematology publication.

From a solid tumor perspective in early research, we continued to advance our exatecan-based platform candidates, with our PSMA, NaPi2b, Claudin-6 and ASCT2 targeting ADCs, all at the IND-enabling stage. We have selected one target which we are progressing toward IND and continue to seek potential research collaborations to further advance the remaining programs.

Finally, in a year marked by continued progression, we reduced spend and strengthened our balance sheet, extending our expected cash runway into the second half of 2026.

Looking Toward Key Milestones

With a year of completed milestones behind us, we enter 2025 with great confidence, encouraged by what we have achieved and well positioned for success moving forward.

This next year will be another period of execution against our key trials as we progress toward pivotal milestones, which could derisk and help grow our ZYNLONTA brand in DLBCL. Building on our commercial foundation in ZYNLONTA with potential expansion into 2L+ DLBCL and indolent lymphomas by advancing trials currently in progress, we believe we have the potential to reach $600M-1B in peak revenue in the U.S. as we work to bring these important treatments to the patients who need them. We are looking forward to several upcoming milestones, including data readouts for our LOTIS-5 and LOTIS-7 trials, in addition to the ongoing indolent lymphoma trials. Furthermore, we believe there is additional value creation opportunity in early research in solid tumors in select target areas with our exatecan platform as we pursue potential research collaborations.

We offer our sincere gratitude to stakeholders who have supported our efforts, particularly our ADCT employees whose continued commitment, dedication and focus is the foundation of our achievements. We also appreciate the support of the physicians and patients participating in our studies as we work to make a meaningful difference in the lives of those impacted by cancer.

Regards,

Ameet Mallik
Chief Executive Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
    For the fiscal year ended December 31, 2024

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
    For the transition period from   to

Commission File Number: **001-39071**

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Switzerland	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Biopôle
Route de la Corniche 3B
1066 Epalinges
Switzerland
(Address of principal executive offices) (Zip code)

+41 21 653 02 00
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value CHF 0.08 per share	**ADCT**	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates, based on the closing price of the common shares on The New York Stock Exchange, as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $173.4 million.

As of March 17, 2025, the number of common shares outstanding was 99,083,838.

DOCUMENTS INCORPORATED BY REFERENCE:

ADC Therapeutics SA intends to file a definitive proxy statement pursuant to Regulation 14A relating to its 2025 Annual General Meeting within 120 days of the end of its fiscal year ended December 31, 2024. Portions of such definitive proxy statement are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein.

Table of Contents

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report to "ADC Therapeutics," "ADCT," the "Company," "we," "our," "ours," "us" or similar terms refer to ADC Therapeutics SA and its consolidated subsidiaries.

Trademarks

We own various trademark registrations and applications, and unregistered trademarks, including ADC Therapeutics, ADCT, ZYNLONTA and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this Annual Report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies' trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Market and Industry Data

This Annual Report contains industry, market and competitive position data that are based on general and industry publications, surveys and studies conducted by third parties, some of which may not be publicly available, and our own internal estimates and research. Third-party publications, surveys and studies generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. These data involve a number of assumptions and limitations and contain projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty.

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future catalysts, results of operations and financial position, business and commercial strategy, market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, projected revenues and expenses and the timing of revenues and expenses, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate," "will" and "potential," among others.

Forward-looking statements are based on our management's beliefs and assumptions and on information available to our management at the time such statements are made. Such statements are subject to known and unknown risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to:

- the substantial net losses that we have incurred since our inception, our expectation to continue to incur losses for the foreseeable future and our need to raise additional capital to fund our operations and execute our business plan;
- our indebtedness under the loan agreement and guaranty (the "Loan Agreement") with certain affiliates and/or funds managed by each of Oaktree Capital Management, L.P. and Owl Rock Capital Advisors LLC, as lenders, and Blue Owl Opportunistic Master Fund I, L.P., as administrative agent, and the associated restrictive covenants thereunder;
- the purchase and sale agreement (the "HCR Agreement") with certain entities managed by HealthCare Royalty Management, LLC ("HCR") and its negative effect on the amount of cash that we are able to generate from sales of, and licensing agreements involving, ZYNLONTA and on our attractiveness as an acquisition target;
- our ability to complete clinical trials on expected timelines, if at all;
- the timing, outcome and results of ongoing or planned clinical trials and the sufficiency of such results;
- undesirable side effects or adverse events of our products and product candidates;
- our and our partners' ability to obtain and maintain regulatory approval for our product and product candidates;
- our and our partners' ability to successfully commercialize our products;
- the availability and scope of coverage and reimbursement for our products;
- the complexity and difficulty of manufacturing our products and product candidates;
- the substantial competition in our industry, including new technologies and therapies;
- our ability to continue to fund, or enter into collaborative or partnership arrangements for our research programs, and the timing, results and future clinical outcomes of such research programs;
- our reliance on third parties for preclinical studies and clinical trials and for the manufacture, production, storage and distribution of our products and product candidates and certain commercialization activities for our products;
- our ability to obtain, maintain and protect our intellectual property rights and our ability to operate our business without infringing on the intellectual property rights of others;
- our estimates regarding future revenue, expenses, liquidity, capital resources and needs for additional financing;
- the size and growth potential of the markets for our products and product candidates
- potential product liability lawsuits and product recalls for our products;
- and those identified in the "Item 1A. Risk Factors" section of this Annual Report and in our other reports filed with the U.S. Securities and Exchange Commission (the "SEC"), from time to time hereafter

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements, whether as a result of any new information, future events, changed circumstances or otherwise.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

PART I

Item 1. Business

Overview

ADC Therapeutics is a commercial-stage global pioneer in the field of antibody drug conjugates ("ADCs"). The Company is advancing its proprietary ADC technology with the goal of transforming the cancer treatment paradigm for patients with hematologic malignancies and solid tumors. We have a validated and differentiated technology platform with multiple payloads, linkers and conjugation chemistry, enabling the design of next-generation potent ADCs with an enhanced therapeutic index. We are seeking to expand the label for our FDA-approved and marketed product, ZYNLONTA® (loncastuximab tesirine) into new indications and earlier lines of therapy while pursuing our early-stage solid tumor programs. We leverage our scientific and technical expertise and apply a disciplined approach to target selection to expand and advance our pipeline. Our portfolio of ADCs utilizes our highly potent pyrrolobenzodiazepine ("PBD") payload, a differentiated exatecan-based payload with a novel hydrophilic linker and a next generation ADC toolbox.

In our hematology program, our flagship product, ZYNLONTA, a CD19-directed ADC, received accelerated approval from the U.S. Food and Drug Administration ("FDA"), conditional approval from the European Commission and conditional approval from the China National Medical Products Administration ("NMPA") for the treatment of relapsed or refractory diffuse large B-cell lymphoma ("DLBCL") after two or more lines of systemic therapy. We are seeking to continue expanding ZYNLONTA internationally, and into earlier lines of DLBCL and indolent lymphomas, including marginal zone lymphoma ("MZL") and follicular lymphoma ("FL"), as a single agent and in combination through our LOTIS-5 confirmatory Phase 3 clinical trial and LOTIS-7 Phase 1b clinical trial as well as through investigator-initiated trials ("IITs") at leading institutions. In addition, we are investigating a CD-22 targeted compound, ADCT-602, in collaboration with the MD Anderson Cancer Center in a Phase 1/2 IIT in relapsed or refractory B-cell acute lymphoblastic leukemia.

In solid tumors, we have early-stage preclinical research programs, including a portfolio of next-generation investigational ADCs targeting Claudin-6, PSMA, NaPi2b, and ASCT2, the most advanced of which are PSMA and Claudin-6. In addition, we are advancing research with a range of payloads, linkers and conjugation technologies against undisclosed targets. The Company is seeking strategic partnerships, collaborations or license arrangements to continue to fund these and other programs.

Strategy

Our goal is to be a leading ADC company that transforms the lives of those impacted by cancer. To achieve this, we are focused on unlocking the potential value of our robust ADC portfolio across two pillars of growth: maximizing the ZYNLONTA opportunity in hematology and pursuing our early-stage research portfolio in solid tumors.

We aim to expand our portfolio and accelerate the development of our pipeline through targeted investments and in collaboration with strategic partners. In this way, we plan to pursue multiple targets in parallel, enabling us to prioritize and ensure disciplined capital allocation strategy while advancing the most promising candidates in both hematology and solid tumors.

Hematology

In our hematology program, our strategy is to maximize and expand the ZYNLONTA opportunity in several ways:

- *Maximize ZYNLONTA in third-line plus ("3L+") DLBCL.* We are driving utilization of ZYNLONTA in the 3L+ setting of DLBCL through increased awareness of ZYNLONTA's efficacy and manageable safety profile and its suitability for use across treatment settings.

- *Seek to expand ZYNLONTA into earlier lines of DLBCL and indolent lymphomas as a single agent and in combination with other therapies.* We are studying the potential to move ZYNLONTA into earlier lines of therapy in combination with rituximab (LOTIS-5), glofitamab (LOTIS-7) and other novel combinations through our clinical trials and IITs. We believe these development efforts, if successful, will enable ZYNLONTA to move into earlier lines of treatment and potentially become a combination agent of choice in the 2L+ setting, increasing ZYNLONTA's overall market opportunity.

- *Continue to advance the development and commercialization of ZYNLONTA outside of the United States through strategic partnerships.* We are committed to providing global access to ZYNLONTA for patients who may benefit from this treatment. In Europe, ZYNLONTA has received conditional approval from the European Commission for the treatment of relapsed or refractory DLBCL after two or more lines of systemic therapy. In China, we have received conditional approval for relapsed or refractory DLBCL after two or more lines of systemic therapy. We have entered into strategic agreements to maximize the commercial potential of ZYNLONTA, including an exclusive license agreement with Mitsubishi Tanabe Corporation ("MTPC") in Japan, and a joint venture with Overland Pharmaceuticals in China (including Hong Kong and Macau), Singapore, and Taiwan, and an exclusive license agreement with Sobi for all other regions, excluding the U.S. In China, we and the joint venture are exploring commercialization options for ZYNLONTA. In Japan, MTPC is undertaking a Phase 1/2 bridging study and joined the LOTIS-5 confirmatory Phase 3 clinical trial.

We are also developing ADCT-602 targeting CD22 in collaboration with the MD Anderson Cancer Center for patients with relapsed or refractory acute lymphoblastic leukemia. We are currently in dose escalation with ADCT-602 and evaluating the 75 µg/kg dose.

Solid Tumors

In solid tumors, our strategy is to pursue multiple exatecan-based ADC pre-clinical candidates in parallel. We seek to maximize the value of our solid tumor program through strategic partnerships, collaborations and licenses for one or more research programs. Specifically, we seek to:

- *Broaden and advance our ADC platform.* We are advancing a portfolio of investigational ADCs including those targeting Claudin-6, PSMA, NaPi2b, and ASCT2, the most advanced of which are PSMA and Claudin-6. These candidates are based on an innovative proprietary approach that utilizes exatecan with a novel hydrophilic linker as a highly potent and differentiated payload. We are leveraging our decade-long expertise in the ADC field with multiple INDs and a proven track record of success to continue building this toolbox with new antibody formats, linkers and toxins while advancing a range of payloads, linkers and conjugation technologies against multiple targets to develop differentiated next-generation assets.

Our Competitive Capabilities

We are a pioneer and leader in the ADC field with specialized end-to-end capabilities for developing optimized ADCs. This includes a strong, integrated research & development organization and a validated technology platform with clinical-stage product candidates currently in the pipeline, multiple next-generation ADCs being developed and a proven executional track record that includes ZYNLONTA, the first PBD-based ADC receiving accelerated approval from the FDA, conditional approval from the European Commission and conditional approval from the NMPA in China for the treatment of relapsed or refractory DLBCL after two or more lines of systemic therapy.

Our executive leadership team is comprised of seasoned industry veterans with a history of proven expertise in biopharma from preclinical research and development to drug approval and commercialization.

Since the company was founded in 2011, ADC Therapeutics has significantly invested in all the core capabilities required for the design, preclinical and clinical development and manufacturing of novel ADCs. In the discovery stage, we utilize cutting-edge research to select optimal targeting moiety, linker and payload. The intersection of our technical capabilities, integrated organization and depth of experience allows us to move efficiently through preclinical development into the clinic in pursuit of therapeutic window, if needed in biomarker enriched patient populations. Further, our robust in-house chemistry, manufacturing and controls ("CMC") capabilities utilize a highly experienced workforce to manage a top-tier external manufacturing network through third-party contract manufacturing organizations ("CMOs") capable of manufacturing highly potent molecules and complex biologics.

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Our Technology Platform and Key Strengths of ADCs

ADCs are an established therapeutic approach in oncology. ADCs selectively deliver potent cytotoxins directly to tumor cells, with the goal of maximizing activity in tumor cells while minimizing toxicity to healthy cells. ADCs are an important part of the cancer treatment paradigm for the following reasons:

- *Selective Targeting*. Traditional chemotherapies are unable to distinguish between healthy cells and tumor cells and therefore have a narrow therapeutic window (i.e., the dose range that can treat disease effectively without causing unacceptable toxic side effects). In contrast, ADCs, through their use of tumor-specific antibodies, target tumor cells with greater selectivity than chemotherapies. This selective targeting allows ADCs to use potent cytotoxins at dose levels that otherwise would not be tolerated and ADCs therefore represent a highly effective treatment approach while maintaining manageable side effects.

- *Wide Addressable Patient Population.* ADCs represent a treatment approach that expands the treatment options available to cancer patients. Many therapies are not appropriate for certain patient populations. For example, chemotherapy may not be appropriate when the patient is too sick to tolerate or does not respond to available chemotherapeutics, stem cell transplant may not be appropriate when the patient is frail, and some novel targeted therapies such as CAR-T (i.e., a type of treatment in which a patient's T cells are modified in the laboratory so they will attack cancer cells) may not be appropriate when there is significant comorbidity. As a result of these limitations, there remains a significant unmet medical need for patients for whom other treatment options are inappropriate or ineffective.

- *Potential in Relapsed or Refractory Patients.* Traditional therapies typically have limited effectiveness for patients who exhibit relapsed (i.e., the cancer returns after an initial positive response to treatment) or refractory (i.e., the cancer is resistant to treatment) disease. In contrast, some ADCs have proven efficacious in such patient populations while maintaining a manageable safety profile. Therefore, ADCs represent an important part of the cancer treatment paradigm, expanding the treatment options available to patients suffering from relapsed or refractory disease.

ADC Design

An ADC consists of three components: (i) an antibody that selectively targets a distinct antigen preferentially expressed on tumor cells; (ii) a cytotoxic molecule, often referred to as the toxin or the warhead, that kills the target cell; and (iii) a chemical linker that joins together the antibody and the warhead. The warhead and the linker are together referred to as the payload. The figure below shows the three components of an ADC.



_____

Schematic representation of an ADC, showing its three components.

Within ADC Therapeutics, we have a strong focus on technology development with the goal of developing best-in-class ADC candidates with an optimal therapeutic window for any given tumor target. We have an expanding toolbox with a range of payloads, linkers and conjugation technologies.



Antibody
Extensive experience identifying and advancing compelling targets with high unmet need
Focus on monoclonals, bispecifics and biparatropics
Payload
Forged next-gen PBDs as novel warheads; first to bring PBD ADC from conception to market
Advancing next-gen payloads to improve selectivity, potency, therapeutic index
Camptothecin derivatives
DNA damaging agents
Immunomodulators
Dual payloads
Linker
Proprietary linkers that enable increased plasma stability and controlled payload release with tunable DAR1
Cleavable linkers
Reducible linkers
Non-cleavable linkers
Conjugation
Technologies enabling precise site-specific attachment of diverse payloads
Orthogonal conjugation approaches

Note: [1] DAR: Drug antibody ratio

Antibody

Different antibody technologies can be used to optimize targeting of the ADC to the tumor and/or to enhance uptake of the ADC into the tumor once it is bound to the target on the membrane of the tumor. Currently, while most of the ADCs in development are based on monoclonal antibody targeting, we are also exploring the use of bispecific and/or biparatopic antibodies in our ADC selection to enhance the uptake of the ADC into the tumor. We are also exploring the use of novel antibody formats in ADC design such conditionally binding antibodies. Conditionally binding antibodies bind stronger to target expressed in the more acidic local tumor environment and bind less strong to target expressed on healthy tissue which has neutral pH.

Toxins

Our current pipeline consists of multiple programs targeting hematological and solid tumor targets for which we have selected ADC candidates employing our proprietary exatecan platform or PBD dimer technology (under license from AstraZeneca). Exatecans belong to the family of camptothecins, which are naturally occurring pentacyclic quinoline alkaloids that bind to DNA topoisomerase I, inhibiting DNA relegation and finally causing apoptosis. Campothecins such as exatecan therefore possesses high cytotoxic activity against a variety of tumors. The potency of exatecan is slightly higher than DXd, the topoisomerase I inhibitor used in Enhertu® and other ADCs in clinical development such as ifinatamab deruxtecan, patritumab deruxtecan and raludotatug deruxtecan.

PBD dimers are highly potent and bind irreversibly to two guanines from opposite DNA strands in minor groove of DNA without distorting the double helix, potentially evading DNA repair mechanisms. The interstrand cross-links block DNA strand separation, disrupting essential DNA metabolic processes such as replication, and ultimately result in cell death. These interstrand cross-links persist in target cells and can lie dormant, potentially for weeks, which may contribute to the frequency and durability of responses in heavily pre-treated and primary refractory patients that we have observed in our clinical trials with PBD-based ADCs.

Both exatecans and PBD dimers cause a bystander effect, which occurs when a released warhead (from a target positive cells which has internalized and processed the ADC) is able to diffuse into and kill neighboring cells in the tumor microenvironment, irrespective of those cells' antigen expression. Since exatecan and PBD dimers are cell-permeable, they may be able to diffuse into adjacent cells and kill them in an antigen-independent manner. Importantly, the bystander effect of exatecan has been observed to be considerably stronger than the other topoisomerase 1 inhibitor DXd. Both exatecan and PBD dimers also cause immunogenic cell death (ICD), whereby a cancer cell's death expresses certain stress signals that induce the body's anti-tumor immune response through the activation of T cells and antigen-presenting cells. This opens up the potential for combining our ADCs with other therapies, particularly with immuno-oncology therapies such as checkpoint inhibitors, that are specifically designed to activate the patient's own immune system to combat cancer.

In addition to our proprietary exatecan platform and PBD dimer technology, we have access to another DNA alkylating cytotoxin which we can access under a license agreement. We are furthermore developing payloads based on immune modulators to develop immune stimulating antibody conjugates (ISACs) based on TLR7 agonists. Our ultimate objective is to have a variety of different toxins with orthogonal Mode of Action which can be used to design dual conjugate ADCs (i.e., an ADC to which two different toxins are conjugated).

Linkers

Our linker design focuses on different aspects. First, we focus on the spacer in the linker. Our proprietary exatecan platform is based on a novel hydrophilic spacer which allows conjugation of exatecan to antibodies at high drug to antibody ratio ("DAR"). Secondly, we have cleavable versus non-cleavable linker configurations. While cleavable linkers are the preferred choice if a bystander effect of the ADC is desired, in certain cases bystander activity should be avoided, which can be achieved using non-cleavable linkers. Finally, we have developed a set of branched linkers that allows us to increase the DAR or to generate ADCs with multiple toxins on a single conjugation site.

Conjugation Technologies

Depending on the desired DAR and other criteria such as the need for Fc gamma receptor binding, we can design the optimal ADC using a selection of different site-specific conjugation technologies, either enzymatic or non-enzymatic. We also have access to multiple conjugation chemistries such as classical maleimide and bio-orthogonal click chemistry and we are implementing additional proprietary approaches. We also have a variety of tools that allows us to design dual conjugate ADCs (i.e., an ADC to which two different toxins are conjugated).

Our Portfolio and Pipeline

The following table provides an overview of our current product portfolio and research pipeline:



NTE: Non-Transplant Eligible. *** The ADCT-602 trial is being led by the University of Texas MD Anderson Cancer Center.**

Our Market Opportunity

<u>Hematology</u>

ZYNLONTA (loncastuximab tesirine): ADC Targeting CD19

The Lymphoma Disease Setting

We have and continue to develop ZYNLONTA for the treatment of B-cell lymphomas, including:

- DLBCL, the most common type of lymphoma. It is an aggressive form of non-Hodgkin lymphoma ("NHL") and accounts for 30% of all NHL cases. Approximately 32,000 people in the United States are diagnosed with DLBCL each year and the five-year prevalence for DLBCL is an estimated 113,000 patients, with approximately 70% in the first-line setting, approximately 21% in the 2L setting and approximately 9% in the 3L setting.
- Marginal zone lymphoma ("MZL") is a rare, indolent form of NHL. MZL is the third most common NHL subtype. In the United States, the five-year prevalence for MZL is an estimated 40,000 patients, with approximately 61% in the first-line setting, approximately 27% in the 2L setting and approximately 12% in the 3L setting.
- Follicular lymphoma ("FL"), is an indolent type of NHL. In the United States, the five-year prevalence for FL is an estimated 62,000 patients, with approximately 65% in the first-line setting, approximately 24% in the 2L setting and approximately 11% in the 3L setting.

Currently, ZYNLONTA is approved for the treatment of DLBCL in the 3L+ setting. We believe that our LOTIS-5 confirmatory Phase 3 clinical trial evaluating the efficacy of ZYNLONTA and rituximab, if successful, could allow this combination to be approved for use in the 2L setting for the treatment of DLBCL. In addition, our LOTIS-7 Phase 1b clinical trial is currently evaluating ZYNLONTA in combination with glofitamab in r/r DLBCL, which could provide initial data for the safety and efficacy of this novel combination in the 2L setting and support for future development of this combination.

Advancing ZYNLONTA Development

Our flagship product, ZYNLONTA (loncastuximab tesirine) is an ADC targeting CD19-expressing cancers. It received accelerated approval from the FDA, conditional approval from the European Commission and conditional approval from the NMPA in China for the treatment of relapsed or refractory DLBCL after two or more lines of systemic therapy. We are seeking to expand ZYNLONTA into international markets throughout the world, and into earlier lines of DLBCL and other indolent lymphomas as a single agent and in combination through our LOTIS-5 and LOTIS-7 clinical trials, as well as through IITs at leading institutions. ZYNLONTA as a monotherapy has a differentiated profile. Based on data from our LOTIS-2 trial, ZYNLONTA provides rapid responses with the median time to response of 1.5 months. Responses were durable for patients with a complete response and the median duration of complete response had not yet been reached at the 2-year follow-up. ZYNLONTA has a manageable safety profile with no cytokine release syndrome ("CRS"), no Risk Evaluation and Mitigation Strategies ("REMS") or recommendation for in-patient stay. We believe ZYNLONTA's profile is well-positioned for patients who do not have access to more complex therapies like CAR-T and bi-specific antibodies and for patients who have progressed post CAR-T and or bi-specific antibodies.

Structure and Mechanism of Action

ZYNLONTA is composed of a humanized monoclonal antibody (RB4v1.2) directed against human CD19 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. Once bound to a CD19-expressing cell, it is internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death.

The human CD19 antigen is involved in the recognition, binding and adhesion processes of cells, mediating direct interactions between surfaces of different cell types and pathogen recognition. CD19 is expressed only on B cells (i.e., a type of white blood cell that plays a significant role in protecting the body from infection by producing antibodies) throughout all stages of B cell development and differentiation. Its expression is maintained at high levels in hematologic B cell malignancies, including NHL and certain types of leukemia.

Regulatory Approval

On April 23, 2021, ZYNLONTA received accelerated approval from the FDA for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including DLBCL not otherwise specified, DLBCL arising from low-grade lymphoma and high-grade B-cell lymphoma. Continued approval for this indication is contingent upon verification and description of clinical benefit in a confirmatory trial, which we intend to satisfy through our LOTIS-5 confirmatory Phase 3 clinical trial.

On December 20, 2022, the European Commission granted conditional marketing authorization for the use of ZYNLONTA for the treatment of relapsed or refractory DLBCL. The decision is valid in all European Union Member States, Iceland, Norway, and Liechtenstein. Continued approval for this indication is contingent upon verification of clinical benefit in a confirmatory trial, which we intend to satisfy through our LOTIS-5 confirmatory Phase 3 clinical trial.

On December 06, 2024, ZYNLONTA received conditional approval in China from the NMPA for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy. This conditional approval is based on overall response rate and duration of response results from a single-arm clinical trial. The full approval for this indication will be contingent upon the results of the subsequent confirmatory randomized controlled trial. We intend to satisfy this requirement through our LOTIS-5 Phase 3 clinical trial.

Commercialization

We continue to directly commercialize ZYNLONTA in the United States through a commercial organization comprised of cross-functional employees, including marketing, sales, market access, insights and analytics, and commercial operations functions. Our field sales team calls on healthcare providers across both the academic and community settings and has the potential to cover more than 90% of the DLBCL opportunity.

Outside of the United States, we have entered into strategic agreements to maximize the commercial potential of ZYNLONTA, including an exclusive license agreement with MTPC in Japan, and a joint venture with Overland Pharmaceuticals in China (including Hong Kong and Macau), Singapore, and Taiwan, and an exclusive license agreement with Sobi for all other regions, excluding the U.S. and Japan. In Europe, ZYNLONTA has received conditional approval from the European Commission for the treatment of relapsed or refractory DLBCL after two or more lines of systemic therapy. In China, we have received conditional approval from the NMPA for relapsed or refractory DLBCL after two or more lines of systemic therapy. In China, we and the joint venture are exploring commercialization options for ZYNLONTA. In Japan, MTPC is undertaking a Phase 1/2 bridging study and joined the LOTIS-5 confirmatory Phase 3 clinical trial.

Confirmatory Phase 3 Clinical Trial (LOTIS-5)

LOTIS-5 is a Phase 3, randomized, open-label, two-part, two-arm, multi-center clinical trial of ZYNLONTA combined with rituximab compared to immunochemotherapy in patients with relapsed or refractory DLBCL. We believe that this clinical trial, if successful, will support a supplemental biologics license application ("sBLA") for ZYNLONTA to be used as a 2L therapy for the treatment of relapsed or refractory DLBCL in transplant-ineligible patients.

Clinical Trial Design

The primary objective of the clinical trial is to evaluate the efficacy of ZYNLONTA combined with rituximab compared to standard immunochemotherapy, as measured by progression-free survival ("PFS"). The secondary endpoints of the clinical trial are overall survival ("OS"), overall response rate ("ORR"), complete response ("CR") rate and duration of response ("DoR") as well as frequency and severity of adverse events as well as: (i) characterize the safety profile of ZYNLONTA combined with rituximab, (ii) characterize the pharmacokinetic profile of ZYNLONTA combined with rituximab, (iii) evaluate the immunogenicity of ZYNLONTA combined with rituximab and (iv) evaluate the impact of ZYNLONTA combined with rituximab treatment on treatment-related and disease-related symptoms, patient-reported functions and overall health status.

The clinical trial enrolled patients with pathologically confirmed relapsed or refractory DLBCL who are not considered by the investigator to be a candidate for stem cell transplantation ("SCT") and who had failed at least one multi-agent systemic treatment regimen. Enrollment was completed in 2024.

The clinical trial is being conducted in two parts: In the safety run-in, the first 20 patients were non-randomly assigned to receive ZYNLONTA in combination with rituximab to compare the combination's toxicity against historical safety data from monotherapy clinical trials of ZYNLONTA. The randomized part of the clinical trial was initiated after the last patient in the safety run-in completed the first treatment cycle and it was observed that there were no significant increases in toxicity of the combination as compared to historical safety data of ZYNLONTA used as a monotherapy. Patients are randomly assigned 1:1 to receive either ZYNLONTA in combination with rituximab or rituximab in combination with gemcitabine and oxaliplatin.

In August 2023, we announced updated safety run-in results from the clinical trial. The 20 patients in the safety run-in were a median age of 74.5 years and had previously received a median of five cycles of ZYNLONTA in combination with rituximab and one previous therapy. As of the April 10, 2023, data cutoff:

- Seven patients completed treatment and five continue in follow-up.

- The ORR by central review was 16/20 (80%). A total of 10/20 (50%) and 6/20 (30%) patients attained complete and partial response, respectively.

- The median DoR was 8.0 months and the median PFS was 8.3 months.

- A total of 11 (55%) patients had Grade ≥3 TEAEs. The most common Grade ≥3 TEAEs were increased gamma-glutamyltransferase (five patients (25%) and neutropenia (three patients (15%)).

Pivotal Phase 2 Clinical Trial in Relapsed or Refractory Diffuse Large B-Cell Lymphoma (LOTIS-2)

We conducted a 145-patient Phase 2, multi-center, open-label, single-arm clinical trial to evaluate the safety and efficacy of ZYNLONTA in patients with relapsed or refractory DLBCL. This trial was used as the basis to obtain accelerated approval in the U.S. and conditional approvals in Europe and China.

Clinical Trial Design

The primary objective of the clinical trial was to evaluate the efficacy of ZYNLONTA in patients with relapsed or refractory DLBCL, measured by ORR based on the 2014 Lugano Classification Criteria. The secondary objectives were to (i) further evaluate the efficacy of ZYNLONTA measured by DoR, CR rate, PFS, relapse-free survival ("RFS") and OS, (ii) characterize the safety profile of ZYNLONTA, (iii) characterize the pharmacokinetic profile of ZYNLONTA, (iv) evaluate the immunogenicity of ZYNLONTA and (v) evaluate the impact of ZYNLONTA treatment on health-related quality of life ("HRQoL").

The clinical trial enrolled patients with pathologically confirmed relapsed or refractory DLBCL who have previously received two or more multi-agent systemic treatment regimens. The table below presents information about the patients' characteristics.

Patient Characteristics		n=145	
Age, median (minimum, maximum)		66	(23, 94)
Histology, n (%)	DLBCL Not otherwise specified	128	(88.3)
	HGBCL*	10	(6.9)
	PMBCL**	7	(4.8)
Cancer characteristic, n (%)	Double-hit or triple-hit disease***	15	(10.3)
	Double/triple expressor	20	(13.8)
	Transformed disease****	29	(20.0)
Disease stage*****, n (%)	I-II	33	(22.8)
	III-IV	112	(77.2)
Number of previous systemic therapies received, median (minimum, maximum)		3	(2, 7)
Response to first-line prior systemic therapy, n (%)	Relapsed	99	(68.3)
	Refractory	29	(20.0)
Response to most recent prior systemic therapy, n (%)	Relapsed	44	(30.3)
	Refractory	88	(60.7)
Refractory to all prior systemic therapies, n (%)	Yes	24	(16.6)
	No	115	(79.3)
Prior stem cell transplant, n (%)	Autologous stem cell transplant	21	(14.5)
	Allogeneic stem cell transplant	2	(1.4)
	Both autologous and allogeneic stem cell transplant	1	(0.7)
	No	121	(83.4)

_____

Information about the patients' characteristics. *High-grade diffuse large B-cell lymphoma. **Primary mediastinal large B-cell lymphoma. ***Double-hit or triple-hit DLBCL are rare subtypes of DLBCL characterized by two or three recurrent chromosome translocations and are generally associated with poor prognosis. ****Transformed disease is recorded for patients who had another type of lymphoma that transformed to DLBCL. *****Disease stage is determined by the location of the tumor: Stage I means that the cancer is located in a single region, usually one lymph node and the surrounding area. Stage II means that the cancer is located in two separate regions, an affected lymph node or lymphatic organ and a second affected area, and that both affected areas are confined to one side of the diaphragm; Stage III means that the cancer has spread to both sides of the diaphragm, including one organ or area near the lymph nodes or the spleen; Stage IV means diffuse or disseminated involvement of one or more extralymphatic organs, including any involvement of the liver, bone marrow, or nodular involvement of the lungs.

Clinical Trial Results

The mean number of treatment cycles received was 4.6 and the maximum number of treatment cycles received was 26.

As of March 1, 2021, the main observed safety and tolerability findings were as follows:

- Grade ≥3 TEAEs were reported in 107 patients, or 73.8% of patients. The most common Grade ≥3 TEAEs that were reported in more than 10% of patients included neutropenia (reported in 26.2% of patients), thrombocytopenia (reported in 17.9% of patients), gamma-glutamyltransferase increased (reported in 17.2% of patients) and anemia (reported in 10.3% of patients).

- Treatment-related adverse events in 27 patients, or 18.6% of patients, led to treatment discontinuation. The most common of such adverse events that led to treatment discontinuation in more than 2% of patients included gamma-glutamyltransferase increased (led to treatment discontinuation in 11.7% of patients), peripheral edema (led to treatment discontinuation in 2.8% of patients) and localized edema (led to treatment discontinuation in 2.1% of patients).

- No increase in adverse events was observed in patients aged ≥65 years compared to younger patients.

The main observed efficacy findings were as follows:

- Thirty-six patients, or 24.8% of patients, achieved a complete response and another 34 patients, or 23.4% of patients, achieved a partial response, resulting in a 48.3% ORR. The median time to first response was 41.0 days.

- ZYNLONTA's favorable clinical activity was observed across a broad patient population in this clinical trial, including transplant eligible and ineligible patients, patients who have not responded to first-line therapy or any prior therapy, double-hit and triple-hit disease and transformed disease and patients who had received prior CD19 therapies or SCT.

- The median DoR was 13.37 months for patients who achieved a response. The median DoR was not reached for patients who achieved a complete response and was 5.68 months for patients who achieved a partial response. The median DoR observed in subgroups at high risk of poor prognosis was comparable to that observed in the overall study population.

- Sixteen patients received CD-19 directed CAR-T after receiving treatment with ZYNLONTA, with an investigator-assessed ORR of 56.3% (eight complete response and one partial response). Eleven patients received SCT as consolidation after responding to treatment with ZYNLONTA.

- The median progression free survival was 4.93 months.

- The median overall survival was 9.53 months.

Other ZYNLONTA Clinical Trials

LOTIS-7

Clinical Trial Design

LOTIS-7 is a Phase 1b global multicenter, multi-arm study in patients with relapsed or refractory B-cell non-Hodgkin lymphoma (B-NHL), including Part 1 (dose escalation) and Part 2 (dose expansion). The three dosing arms include ZYNLONTA plus polatuzumab vedotin, ZYNLONTA plus glofitamab, and ZYNLONTA plus mosunetuzumab. Part 1 of the study uses a 3+3 dose escalation in third-line("3L")/3L+ heavily pre-treated patients with ZYNLONTA doses starting at 90 µg/kg and then proceeding to 120 µg/kg and 150 µg/kg. Part 2 currently includes dose expansion in second-line ("2L")/second-line plus ("2L+") large B-cell lymphoma in the ZYNLONTA plus glofitamab arm at dose levels determined from Part 1 (120 µg/kg and 150 µg/kg of ZYNLONTA plus the approved dosing of glofitamab). Primary endpoints of the study include safety and tolerability. Secondary efficacy endpoints include ORR, DOR, CRR, PFS, RFS, and OS as well as pharmacokinetics and immunogenicity.

The primary objective of the clinical trial is to characterize the safety and tolerability of loncastuximab tesirine in combination with polatuzumab vedotin, glofitamab, or mosunetuzumab, and to identify the maximum tolerated dose ("MTD") and/or recommended dose for expansion ("RDE") for any of the combinations.

The secondary objectives of the clinical trial are to evaluate the anti-cancer effect of loncastuximab tesirine in combination with polatuzumab vedotin, glofitamab, or mosunetuzumab, to characterize the pharmacokinetics ("PK") profile of loncastuximab tesirine in combination with polatuzumab vedotin, glofitamab, or mosunetuzumab, and to evaluate the immunogenicity of loncastuximab tesirine, glofitamab, and mosunetuzumab, respectively.

The clinical trial is enrolling patients with relapsed or refractory B-cell NHL who have previously received two or more multi-agent systemic treatment regimens (in the dose escalation part) or who have previously received one or more multi-agent systemic treatment regimens (in the dose expansion part). The clinical trial is expected to enroll up to approximately 200 patients.

LOTIS-7 Initial Data

On December 11, 2024, we announced preliminary data from LOTIS-7, the ongoing Phase 1b global multicenter, multi-arm study in patients with relapsed or refractory B-NHL that includes Part 1 (dose escalation) and Part 2 (dose expansion). As of the November 20, 2024 cutoff date, a total of 29 B-NHL patients from Part 1 and Part 2 across all dose levels were treated and evaluated for safety and a total of 18 2L or later DLBCL patients who received dose levels of 120 µg/kg (n=9) or 150 µg/kg (n=9) of ZYNLONTA plus the bispecific antibody glofitamab (Arm E) were evaluated for efficacy. Patients had a median of two prior lines of systemic therapy.

Safety Data. No dose-limiting toxicities ("DLTs") and no Grade 5 TEAEs were observed. The most common Grade ≥3 TEAEs occurring in 5% or more of patients were neutropenia (24% of patients), lymphopenia (7% of patients) and hypokalemia (7% of patients). No Grade ≥3 cytokine release syndrome CRS or Grade ≥3 immune effector cell-associated neurotoxicity syndrome ("ICANS") were observed, although low-grade CRS was observed in 34.5% of patients and resolved with standard treatment and low-grade ICANS was observed in 7% of patients and fully resolved.

Efficacy Data. The ORR was 94% (17/18 patients), with 72% of patients (13/18 patients) achieving a CR and 22% of patients (4/18 patients) achieving a PR. Five patients with initial assessment of stable disease ("SD") or partial response

("PR") achieved CRs over time. Of the patients who achieved a CR, 92% (12/13 patients) remained in CR as of the cutoff date. Of the patients who were treated with ZYNLONTA at the 150μg/kg dose — the FDA-approved dose for ZYNLONTA as a monotherapy for 3L or later DLBCL patients — the ORR was 100% (9/9 patients), with 78% (7/9 patients) achieving a CR and 22% (2/9 patients) achieving a PR. The encouraging anti-tumor activity was observed across patients with different numbers of lines and types of prior treatments and across different histologies.

For the LOTIS-7 clinical trial, we plan to fully enroll 20 patients per dosing arm in Part 2 of Arm E (dose levels of 120μg/kg (n=9) or 150 μg/kg (n=9) of ZYNLONTA plus glofitamab) in the first half of 2025.

Phase 2 Investor Initiated Trials (IITs)

On December 9, 2024, we announced updated data from a Phase 2 investigator-initiated clinical trial IIT evaluating ZYNLONTA in combination with rituximab for relapsed or refractory FL and data from a Phase 2 IIT evaluating ZYNLONTA for relapsed or refractory MZL were presented at the 66th American Society of Hematology ("ASH") Annual Meeting and Exposition. Both IITs were conducted at the Sylvester Comprehensive Cancer Center at the University of Miami Miller School of Medicine.

Marginal Zone Lymphoma

The IIT evaluated ZYNLONTA as monotherapy in patients with relapsed or refractory MZL. As of the October 15, 2024 data cutoff, 23 patients were evaluated for safety and efficacy. Patients had a median of two prior lines of systemic therapy. According to the poster presentations at ASH:

Safety Data. No Grade 5 TEAEs were observed. The most common Grade ≥3 TEAEs occurring in 5% or more of patients were neutropenia (17% of patients), increased alkaline phosphatase (13% of patients) and increased alanine minotransferase (13% of patients).

Efficacy Data. The ORR was 91% (21/23 patients), with 70% of patients (16/23 patients) achieving a CR and 22% of patients (5/23 patients) achieving a PR. Of POD24 patients, 64% of such patients (7/11 patients) achieved a CR, including one patient who progressed after CAR-T. The 18-month duration of response DOR was 61%, and the estimated 12-month PFS was 92%. With a median follow-up duration of 11.5 months, of the patients who received a CR, all but one patient maintained a CR as of the cutoff date, and the median 18-month DOR was 67%.

Follicular Lymphoma

The IIT evaluated ZYNLONTA in combination with rituximab in patients with relapsed or refractory FL presenting high-disease burden as defined by GELF criteria or disease progression within 24 months ("POD24") at enrollment. As of the September 13, 2024 data cutoff, the trial enrolled 39 patients, all of whom were evaluated for safety and 35 of whom were evaluated for efficacy. Patients had a median of one prior line of systemic therapy. According to the presentation at ASH:

Safety Data. No Grade 5 TEAEs were observed. The most common Grade ≥3 TEAEs occurring in 5% or more of patients were lymphopenia (21% of patients) and neutropenia (13% of patients). Four patients experienced treatment-related serious adverse events.

Efficacy Data. The ORR was 97% (38/39 patients), with 77% of patients (30/39 patients) achieving a complete response ("CR") and 24% of patients (8/39 patients) achieving a PR. Of POD24 patients, 85% of such patients (17/20 patients) achieved a CR. After a median follow-up duration of 15.6 months, the median PFS was not reached and the 12-month PFS was 95%.

The data were selected for an oral presentation at ASH and simultaneously published in the December issue of *The Lancet Haematology.*

LOTIS-10

LOTIS-10 is a Phase 1b open-label, multi-center study to evaluate the safety, pharmacokinetics and anti-cancer activity of ZYNLONTA in patients with relapsed or refractory DLBCL or high-grade B-cell lymphoma ("HGBCL") with hepatic impairment. The primary objective of the clinical trial is to determine the recommended dosing regimen of loncastuximab tesirine in DLBCL or HGBCL patients with moderate and severe hepatic impairment. The secondary objectives of the clinical trial are to characterize the PK profile, safety and tolerability of loncastuximab tesirine in patients with hepatic impairment, and to evaluate the antitumor activity and the immunogenicity of loncastuximab tesirine in patients with hepatic impairment.

The clinical trial is enrolling patients with relapsed or refractory DLBCL or HGBCL with hepatic impairment. The clinical trial is expected to enroll approximately 56 patients.

Pediatric Trial

'Glo-BNHL' is an international multi-center, adaptive, platform trial of novel agents in pediatric and adolescent relapsed or refractory B-cell NHL. The primary objective of the clinical trial is to estimate the clinical efficacy of the specific treatment in patients with r/r B-NHL in either first relapse or subsequent relapse. The secondary objectives of the clinical trial are to assess the safety profile of the novel agent in children, adolescents, and young adults and to confirm the pharmacokinetics of the novel agent at the recommended trial dose in children, adolescents, and young adults, where relevant. The clinical trial is enrolling children, adolescents and young adults with relapsed or refractory B-cell NHL. The initial target sample size is 15 evaluable patients in each treatment arm or relevant sub-group, with additional patients to be added pending results from the no/no go decision from the initial 15 patients results.

The clinical trial consists of three arms: bispecific antibody (Arm A); ADC with standard chemotherapy (Arm B); and CAR-T (Arm C). Novel agents are selected for inclusion in the platform according to an overarching prioritization list and a robust systematic scientific assessment of each proposed asset. ZYNLONTA was selected for study in Arm B in combination with modified R-ICE (rituximab, ifosfamide, carboplatin and etoposide) chemotherapy to estimate the clinical efficacy of the combination in patients with relapsed or refractory B-cell NHL in first (only one prior line of therapy) or subsequent relapse (more than one prior line of therapy).

ADCT-602: PBD-Based ADC Targeting CD22

The Acute Lymphoblastic Leukemia Disease Setting

Acute lymphoblastic leukemia ("ALL") is a rare form of blood cancer with an annual incidence of ~6,000. Adults make-up ~50% of ALL patients. The five-year survival rate is 71%; however, it declines significantly with age. Allogeneic transplant is the standard of care for patients who are relapsed or refractory to induction therapy. Achieving a response without toxicities which can prevent a patient's ability to get to an allogeneic transplant is an area of unmet need. We are developing ADCT-602 (CD22) in this area of high unmet medical need.

Structure and Mechanism of Action

ADCT-602 (CD22) is composed of a humanized monoclonal antibody (hLL2-C220) directed against human CD22 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. Once bound to a CD22-expressing cell, it is internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. The human CD22 antigen plays a pivotal role in the recognition, binding and adhesion processes of cells. CD22 is only expressed on B cells throughout all stages of B cell development and differentiation. Its expression is maintained in high levels in hematological B cell malignancies, including in NHL and certain types of leukemia, including B-cell ALL.

Phase 1/2 Clinical Trial in Relapsed or Refractory Acute Lymphoblastic Leukemia

Pursuant to our collaboration agreement with MD Anderson Cancer Center, a Phase 1/2, open-label, dose escalation and dose expansion clinical trial of the safety and anti-tumor activity of ADCT-602 (CD22), used as monotherapy, in patients with relapsed or refractory ALL is progressing and additional clinical trial sites are being added to accelerate enrollment.

The primary objectives of the dose escalation stage are to (i) evaluate the safety and tolerability, and determine, as appropriate, the MTD of ADCT-602 (CD22) in patients with relapsed or refractory ALL and (ii) determine the recommended dose(s) of ADCT-602 (CD22) for the dose expansion stage. The primary objective of the dose expansion stage is to evaluate the efficacy of ADCT-602 (CD22) at the dose level(s) recommended from the results of the dose escalation stage. The secondary objectives of the clinical trial are to (i) evaluate the clinical activity of ADCT-602 (CD22), as measured by ORR, DoR, OS and PFS, (ii) characterize the pharmacokinetic profile of ADCT-602 and the free warhead SG3199, (iii) evaluate the immunogenicity of ADCT-602 (CD22) and (iv) characterize the effect of ADCT-602 (CD22) exposure on the QT interval.

The clinical trial is enrolling patients with pathologically confirmed relapsed or refractory B-ALL and patients with pathologically confirmed relapsed or refractory Ph+ ALL who have failed either first- or second-generation tyrosine kinase inhibitor. The clinical trial is expected to enroll approximately 65 patients.

As presented at ASH 2022 (data cutoff July 2022), 21 patients have been treated with ADCT-602 (CD22). We observed that ADCT-602 (CD22) was well tolerated with one DLT of prolonged myelosuppression. Four patients achieved MRD-negative remission, including two of six patients at the 50 µg/kg weekly dose level. One additional patient at 50 µg/kg weekly dose level had marrow blast clearance without count recovery.

Solid Tumors:

The Solid Tumor Disease Setting

There are many different types of solid tumors and they account for the majority of cancers. Some of the most commonly diagnosed solid tumor cancers include lung cancer and prostate cancer. There were an estimated ~200,000 new cases of non-small cell lung cancer and ~274,000 new cases of prostate cancer in the United States. The prognosis and treatment of solid tumor cancers vary based on the type of cancer.

Despite recent significant advances in the treatment of some solid tumor cancers, there remains a high medical need for novel therapies.

Research Strategy, Platform and Pipeline

Our solid tumor research strategy is focused on three key elements. First, we have identified areas of high unmet need that currently feature high use of chemotherapy. Second, we are pursuing targets within these tumor types that are amenable to an ADC approach. And third, we are utilizing our deep knowledge and broad toolkit to optimize the design of ADCs that fit with our first two criteria.

We have developed four lead candidates with differentiated profiles based on a novel, proprietary linker approach to tracelessly release exatecan and a high therapeutic index, which reflects the proprietary design of our ADCs: Claudin-6, PSMA, NaPi2b, and ASCT2, the most advanced of which are PSMA and Claudin-6. Details include:

Claudin-6 and NaPi2b: Preclinical studies demonstrated the Company's novel, exatecan-based ADCs, targeting Claudin-6 and NaPi2b, were well tolerated with potent and specific in vitro and in vivo anti-tumor activity. Based on these results, we believe a Claudin-6 directed ADC and a NaPi2b directed ADC have the potential for high impact in platinum-resistant ovarian cancer and non-small cell lung cancer.

PSMA: With PSMA-PL2202, we are developing an optimized ADC directed against a validated target with high potential impact in metastatic castrate resistant prostate cancer.

ASCT2: And with ASCT2-PL2202, we are designing an optimized ADC directed against a novel target with high potential impact in many indications including - but not limited to - colorectal cancer and non-small cell lung cancer.

Beyond this, we are further diversifying our toolbox with drugs with other Mode of Actions, including other DNA damaging agents and immunomodulators and focus on conjugation technology to develop dual conjugate ADCs based on two different drugs with orthogonal modes of action.

Chemistry, Manufacturing and Controls

We believe that the manufacture of ADCs requires considerable expertise, know-how and resources. We are a pioneer and leader in the ADC field with specialized end-to-end capabilities for developing optimized manufacturing processes for ADCs. Our robust in-house CMC capabilities utilize a highly experienced workforce to manage a top-tier external manufacturing network through third-party CMOs. Our third-party CMO network is capable of manufacturing highly potent molecules and complex biologics.

We do not own or operate, and do not plan to own or operate, manufacturing infrastructure for the manufacture of clinical supply of our product candidates or commercial product. Instead, we contract with third-party current Good Manufacturing Process-compliant CMOs that have the facilities and capabilities to manufacture on our behalf the intermediate components and the final product candidates for use in clinical trials and commercial supply. We have sufficient commercial-grade drug product, ZYNLONTA, in stock and we believe we and our CMOs will be able to conduct additional manufacturing at the scheduled times. Our in-house team oversees all aspects of the CMO manufacturing process, including defining the scope of work and monitoring all aspects of the manufacturing process, including conducting routine site visits and audits. We also contract with external specialist quality control and stability-testing organizations to monitor the quality of the materials manufactured by the CMOs.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our technology, programs and know-how related to our business, defend and enforce our intellectual property rights, in particular, our patent rights, preserve the confidentiality of our trade secrets, and operate without infringing valid and enforceable intellectual property rights of others. We seek to protect our proprietary position by, among other things, exclusively licensing and filing U.S. and foreign patent applications related to our technology, existing and planned programs and improvements that are important to the development of our business, where patent protection is available.

We also rely on trade secrets, know-how, continuing technological innovation and confidential information to develop and maintain our proprietary position and protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Notwithstanding these efforts, we cannot be sure that patents will be granted with respect to any patent applications we have licensed or filed or may license or file in the future, and we cannot be sure that any patents we have licensed or patents that may be licensed or granted to us in the future will not be challenged, invalidated, or circumvented or that such patents will be commercially useful in protecting our technology. Moreover, trade secrets can be difficult to protect. While we have confidence in the measures we take to protect and preserve our trade secrets, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

In addition, we or our licensors may be subject to claims that former employees, collaborators, or other third parties have an interest in our owned or in-licensed patents or other intellectual property as an inventor or co-inventor. If we are unable to obtain an exclusive license to any such third-party co-owners' interest in such patent applications, such co-owners may be able to license their rights to other third parties, including our competitors. In addition, we may need the cooperation of any such co-owners to enforce any patents that issue from such patent applications against third parties, and such cooperation may not be provided to us. For more information regarding the risks related to intellectual property, please see "Item 1A. Risk Factors—Risks Related to Intellectual Property."

Patent Portfolio

The term of individual utility patents depends upon the countries in which they are granted. In most countries, including the United States, the utility patent term is generally 20 years from the earliest claimed filing date of a non-provisional utility patent application in the applicable country. United States provisional utility patent applications are not eligible to become issued patents until, among other things, non-provisional patent applications are filed within 12 months of the filing date of the applicable provisional patent applications and the failure to file such non-provisional patent applications within such timeline could cause us to lose the ability to obtain patent protection for the inventions disclosed in the associated provisional patent applications. In the United States, a patent's term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent having an earlier expiration date. In certain circumstances, U.S. patents can also be eligible for patent term extension; for more information, see "— Government Regulation—Regulatory Approval in the United States—U.S. Patent Term Restoration and Marketing Exclusivity." The expiration dates referred to below are without regard to potential patent term adjustment or extension that may be available to us.

In general, our licensed, owned or co-owned patents relate to our ADC products, the underlying antibodies, the warheads, such as PBD-based or Exatecan-based warheads, the linker used to connect such warheads to the antibodies to form an ADC, modifications of the antibodies to enhance efficacy, and the methods to use and administer or co-administer such ADCs. We typically file patent applications in the U.S. and other key foreign countries. We have over 350 patents issued in the U.S. and other countries with expirations ranging from 2031 to 2043 as well as numerous pending patent applications in the U.S. and other countries.

"PBD Warhead," "PBD Warhead with Linker" Platform Patent Protection

As of December 31, 2024, with respect to the PBD-based warhead and ADC technology we use to develop our product candidates, we have exclusively licensed from MedImmune for particular target molecules, various patent families directed to different aspects of the chemistry of the PBD molecules and methods of using the molecules in the treatment of proliferative diseases. These families include approximately 7 issued U.S. utility patents. The issued utility patents, and any utility patents granted from the pending applications in these families, are expected to expire between 2023 and 2038.

Product-Specific Patent Protection

As of December 31, 2024, we co-own with MedImmune, and have exclusive rights to, approximately 12 patent families directed to ADCs with PBD warheads and targeting moieties that bind to specific target molecules, combinations of these ADCs with other therapeutic molecules and therapeutic uses of these ADCs. These families include approximately 13 issued U.S. utility patents. The issued utility patents, and any utility patents granted from the pending applications in these families, are expected to expire between 2033 and 2042. Further details in relation to particular marketed products are provided below. We also solely own eight patent families directed to antibodies, ADCs with Exatecan or other warheads, linker technology and therapeutic uses of these antibodies and ADCs. Any utility patents granted from the pending applications in these families are expected to expire between 2041 and 2044.

ZYNLONTA

The antibody for ZYNLONTA is in the public domain.

Patents more specifically directed to the ZYNLONTA ADC are co-owned by us and MedImmune, with us having the exclusive right to exploit the relevant patents during the term of our license and collaboration agreement with MedImmune. As of December 31, 2024, there are six such patent families directed to the ADC product, methods of using the ADC as a single agent or in combination with other named molecules in the treatment of proliferative diseases, and dosing regimens. The issued utility patents, and any utility patents granted from the pending applications in these families, are expected to expire between 2033 and 2042.

For more information on the license and collaboration agreement with MedImmune, see "—Material Contracts— MedImmune License and Collaboration Agreement."

Competition

The biotechnology industry, and the oncology subsector, are characterized by rapid evolution of technologies, fierce competition and strong defense of intellectual property. While we believe that our technology, intellectual property, know-how, scientific expertise and team provide us with certain competitive advantages, we face potential competition from many sources, including major pharmaceutical and biotechnology companies, academic institutions and public and private research organizations. Many competitors and potential competitors have substantially greater scientific, research and product development capabilities, as well as greater financial, marketing and human resources than we do.

Many companies are active in the oncology market and are developing or marketing products for the specific therapeutic markets that we target, including both antibody drug conjugate ("ADC") and non-antibody drug conjugate therapies. Similarly, we also face competition from other companies and institutions that continue to invest in innovation in the ADC field including new payload classes, new conjugation approaches and new targeting moieties. Specifically, we are aware of multiple companies with ADC technologies that may be competitive with our product and product candidates, including, but not limited to, AbbVie, Inc., Daiichi Sankyo Company, Genmab, GlaxoSmithKline plc, Gilead Sciences, Inc., Johnson & Johnson, Mersana Therapeutics Inc., Sanofi S.A., Roche Holding AG, Pfizer Inc. and Zymeworks, Inc. There are hundreds of ADCs in development, the vast majority of which were being developed for the treatment of cancer.

In the relapsed or refractory DLBCL setting, for which we have developed ZYNLONTA, current 3L treatment options include CAR-T, allogeneic stem cell transplant, polatuzumab in combination with bendamustine and a rituximab product, selinexor, tafasitamab in combination with lenalidomide, chemotherapy using small molecules and bispecifics antibodies. If ZYNLONTA is approved for use as a 2L treatment for DLBCL patients, we will continue to compete with CAR-T, autologous stem cell transplant, rituximab in combination with chemotherapies, polatuzumab in combination with bendamustine and a rituximab product, and tafasitamab in combination with lenalidomide. In addition, we expect potential future competition from bispecific antibodies such as glofitamab and epcoritamab alone or in combinations with chemotherapies or polatuzumab to gain approval in the 2L treatment of DLBCL.

Any products and product candidates that we successfully develop and commercialize may compete directly with approved therapies and any new therapies that may be approved in the future. Competition will be based on their safety and effectiveness, the timing and scope of marketing approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price levels and discounts offered, patent position and other factors. Our competitors may succeed in developing competing products before we do, obtaining marketing approval for products and gaining acceptance for such products in the same markets that we are targeting.

Material Contracts

The following descriptions of our material agreements are not complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits to this Annual Report.

MedImmune License and Collaboration Agreement

In 2011, we (then operating under the name ADCT Sàrl) entered into a license and collaboration agreement with Spirogen (since renamed ADC Products UK Ltd.), pursuant to which Spirogen granted us access to its next-generation PBD-based warhead and linker technology. In connection with AstraZeneca plc's acquisition of Spirogen Sàrl (which was at the time the direct parent company of Spirogen) and the transfer of certain of Spirogen's intellectual property to Spirogen Sàrl, including its PBD-based warhead and linker technology, the agreement was subsequently amended and restated in October 2013 (with retroactive effect to September 2011), with Spirogen Sàrl also becoming a party to such agreement. Spirogen Sàrl subsequently transferred the PBD technology to MedImmune Limited, which, together with MedImmune LLC, is the global biologics research and development arm of AstraZeneca plc. Thereafter, Spirogen Sàrl transferred its rights and obligations under the agreement to MedImmune and the agreement was subsequently amended and restated again in May 2016 (with retroactive effect to September 2011), with MedImmune replacing Spirogen Sàrl as the licensor thereunder.

Under the terms of the agreement, MedImmune has granted us an exclusive, worldwide license under certain patent rights and related know-how to make, have made, use, sell, offer for sale and import product candidates in the field of human therapeutics and diagnostics that consist of (i) PBD-based molecules directly conjugated to an antibody (i.e., ADCs with a PBD-based warhead) that specifically bind to up to 11 approved targets ("ADC Targets"), and (ii) PBD-based molecules conjugated to a non-antibody (i.e., targeting-moiety conjugates with a PBD-based warhead) that specifically bind to up to ten approved targets ("XDC Targets"). As of the date hereof, there are 11 approved ADC Targets subject to the license, including CD19 (the target of ZYNLONTA), and ten approved XDC Targets subject to the license.

Under the terms of the agreement, we have the right to grant sublicenses to affiliates and, subject to MedImmune's approval (not to be unreasonably withheld), third parties. In addition, with respect to each licensed target, we agreed to use commercially reasonable efforts to develop and commercialize at least one product and submit an IND application with the FDA (or its equivalent in another jurisdiction) for one product within 48 months after formal designation of the target as an approved target, which we have done with respect to CD19 and CD25 upon submitting the IND applications for ZYNLONTA and Cami, respectively.

As consideration for the rights granted to us under the agreement, in 2011 we paid Spirogen an up-front licensing fee of $2.5 million. No further payments in consideration for the grant of such rights are required to be paid to Spirogen or MedImmune under the agreement.

With respect to patent rights conceived during the course of our exercise of our rights under the agreement, rights are allocated as follows under the agreement: (i) we own any such patent that claims an antibody that binds to one of the ADC Targets approved under the agreement, (ii) we and MedImmune jointly own any such patent claiming any PBD-based ADC, with us owning the exclusive right to exploit such patent during the term of the agreement and (iii) MedImmune owns any such patent that claims a PBD or any PBD attached to an antibody that does not bind to one of the ADC Targets approved under the agreement. In addition, we have the right to prosecute and maintain all patents described in clauses (i) and (ii) above and are responsible for the costs of prosecuting and maintaining such patents. The ownership of any patent rights conceived during our exercise of our rights under the agreement in connection with non-ADC Targets will be determined under U.S. patent law.

Unless earlier terminated, the agreement terminates on the date of expiration of the last to expire licensed patent right that covers a product being exploited under the license. The agreement (including the licenses granted thereunder) will terminate upon our material breach of any provision of the agreement that is not cured within an applicable cure period.

Overland License and Collaboration Agreement

In December 2020, we entered into a joint venture with Overland Pharmaceuticals ("Overland") to develop and commercialize ZYNLONTA, ADCT-602, ADCT-601 and ADCT-901 in greater China and Singapore. In connection with such joint venture, we entered into a license and collaboration agreement with the joint venture entity, Overland ADCT BioPharma (CY) Limited ("Overland ADCT BioPharma") pursuant to which we granted Overland ADCT BioPharma an exclusive license or sublicense (as applicable) under all applicable patents and know-how now or in the future owned or controlled by us relating to ZYNLONTA, ADCT-602, ADCT-601 and ADCT-901 (collectively, the "Licensed Products") in order to use, sell, offer for sale, import and commercialize such product candidates in China, Hong Kong, Macau, Taiwan and Singapore (the "Territory"). We also granted Overland ADCT BioPharma an exclusive right of first negotiation to obtain a license in the event we seek to grant to a third party a license in certain circumstances.

Overland ADCT BioPharma is responsible, at its sole cost, for the development, regulatory approval and commercialization of the Licensed Products in the Territory, and must use diligent efforts in order to obtain and maintain regulatory approval for and commercialize the products in each applicable jurisdiction. We maintain an exclusive option, on a product-by-product basis, to co-promote and participate in the detailing, promotion and marketing of the Licensed Products in the Territory. Upon any exercise by us of such option, we and Overland ADCT BioPharma will negotiate in good faith commercially reasonable terms for a co-promotion agreement. We maintain the right to control clinical trials for the Licensed Products conducted both in and out of the Territory, and the license agreement sets forth the division of costs between us and Overland ADCT BioPharma with respect to clinical trials depending on the territories within which such trials are conducted or relate to. We are required to use diligent efforts to manufacture and supply to Overland ADCT BioPharma (at our manufacturing cost), and Overland ADCT BioPharma must purchase from us, all of Overland ADCT BioPharma's requirements of the Licensed Products for its development and commercialization activities.

The collaboration is managed by a joint steering committee (and other applicable committees and subcommittees) comprised of equal numbers of representatives from us and Overland ADCT BioPharma. In the event of a dispute that cannot be resolved by discussions between our CEO and Overland ADCT BioPharma's CEO, Overland ADCT BioPharma shall have final decision-making authority with respect to matters that relate specifically to the development and commercialization of the Licensed Products in the Territory, except where such matters could also affect the products outside of the Territory and with respect to other specified matters (in which cases we shall have such authority).

As partial consideration for the rights granted to Overland ADCT BioPharma pursuant to the agreement, Overland ADCT BioPharma issued to us 44,590,000 Series A shares. We are also entitled to receive tiered quarterly royalties on Overland ADCT BioPharma's net sales of the Licensed Products ranging from the low to mid-single digit percentages. Such royalties are payable, on a product-by-product and jurisdiction-by-jurisdiction basis, from the first commercial sale of a product in a jurisdiction until the latest of (i) the expiration of the last to expire claim in the licensed patent that covers such product or any components thereof in such jurisdiction, (ii) the last to expire regulatory exclusivity period for such product in such jurisdiction and (iii) a specified period after the first commercial sale of such product in such jurisdiction. Overland ADCT BioPharma must also reimburse us for any payments we are obligated to make to any of our licensors including in connection with the grant of a sublicense to Overland ADCT BioPharma under applicable intellectual property pursuant to this agreement, including any fees or payments directly resulting from or reasonably allocable to Overland ADCT BioPharma's development and commercialization of the Licensed Products.

The license agreement remains in effect, on a product-by-product basis, for as long as Overland ADCT BioPharma continues to develop or commercialize such product. Either party may terminate the license agreement for a material breach by the other party, subject to specified notice and cure periods, or upon immediate written notice for an insolvency-related event experienced by the other party. We may also terminate the license agreement, subject to a specified notice and cure period, if Overland ADCT BioPharma commences a legal action challenging the validity, enforceability or scope of any patent owned or controlled by us that covers the applicable products.

In China, we and the joint venture are exploring commercialization options for ZYNLONTA.

Financing Agreement with HealthCare Royalty Partners

In August 2021, we entered into a royalty purchase agreement with certain entities managed by HCR for up to $325.0 million. Under the terms of the agreement, we received gross proceeds of $225.0 million upon closing and $75.0 million upon the first commercial sale of ZYNLONTA in Europe (collectively, the "Investment Amount"). Under the agreement, we are obligated to pay to HCR (i) a 7% royalty on the worldwide (excluding China, Hong Kong, Macau, Taiwan, Singapore and South Korea) net sales of ZYNLONTA and any product that contains ZYNLONTA and on any upfront or milestone payments we receive from licenses that we grant to commercialize ZYNLONTA or any product that contains ZYNLONTA in any region other than China, Hong Kong, Macau, Taiwan, Singapore and South Korea, (ii) a 7% royalty on the worldwide net sales of Cami and any product that contains Cami and on any upfront or milestone payments we receive from licenses that we grant to commercialize Cami or any product that contains Cami in the United States and Europe, and (iii) outside the United States and Europe, a 7% share of any upfront or milestone payments derived from licenses that we grant to commercialize Cami or any product that contains Cami and, in lieu of the royalty on net sales under such licenses, a mid-teen percentage share of the net royalty we receive from such licenses. These royalty rates are subject to potential upward adjustment, up to a maximum of 10%, based on performance tests in 2026 and 2027. The 7% royalty rates described above are subject to adjustment to a potential high-single-digit percentage royalty rate after September 30, 2026 and/or a 10% royalty rate after September 30, 2027, if the aggregate net sales and license revenue subject to royalty obligations in the preceding twelve months do not exceed certain mid-nine-digit milestones by such dates. Our aggregate royalty obligations are capped at 2.50 times the amount paid by HCR under the agreement, or at 2.25 times the amount paid by HCR under the agreement if HCR receives royalty payments exceeding a mid-nine-digit amount on or prior to March 31, 2029 (the "Royalty Cap"). Once the Royalty Cap is reached, the royalty purchase agreement will terminate. Upon the occurrence of a change in control event, we are obligated to pay HCR an amount equal to the Royalty Cap, less any amounts we previously paid to HCR.

MTPC License Agreement

In January 2022, we entered into a license agreement with Mitsubishi Tanabe Pharma Corporation ("MTPC") to develop and commercialize ZYNLONTA in Japan, pursuant to which we granted MPTC an exclusive license under all applicable patents and know-how relating to ZYNLONTA in order to use, sell, offer for sale, import and commercialize ZYNLONTA for all cancer indications in Japan. Under the agreement, we received an upfront payment of $30 million and are eligible to up to $205 million in regulatory and net sales-based milestones as well as royalties ranging from high teens to the low twenties based on net sales of ZYNLONTA in Japan. The royalties payable to us are subject to downward adjustment in certain circumstances, including the expiration of a patent covering ZYNLONTA, generic or biosimilar competition, and required royalty payments to third parties.

MTPC will conduct clinical studies and be responsible for the development and commercialization of ZYNLONTA in Japan and bear the associated costs. At MPTC's option, it may also participate in any clinical studies of ZYNLONTA outside of Japan by bearing a portion of the costs of such studies. In addition, MPTC agreed that it will not engage in certain activities with respect to products that are similar to ZYNLONTA.

Unless terminated earlier, the agreement terminates upon the occurrence of the earliest of (i) the expiration of the last-to-expire patent covering ZYNLONTA in Japan, (ii) the expiration of exclusivity with respect to ZYNLONTA granted to MTPC by a regulatory authority, and (iii) ten years after the first commercial sale of ZYNLONTA in Japan. In addition, MTPC may terminate the agreement at its discretion upon 180 days' notice to us, each party may terminate the agreement for the other party's material breach or insolvency and we may terminate the agreement if MTPC engages in certain challenges of patents covering ZYNLONTA.

Sobi License Agreement

In July 2022, we entered into a license agreement with Swedish Orphan Biovitrum AB (publ) ("Sobi") to develop and commercialize ZYNLONTA in all territories other than the United States, greater China, Singapore and Japan (the territories subject to the agreement, collectively, the "Covered Territory"). Pursuant to the agreement, we granted Sobi (i) an exclusive license under applicable patents and know-how relating to ZYNLONTA in order to use, develop, sell, offer for sale, distribute, import and commercialize ZYNLONTA for all human therapeutic and diagnostic uses in the Covered Territory, (ii) a non-exclusive license under applicable patents and know-how relating to ZYNLONTA in order to package and label ZYNLONTA for all human therapeutic and diagnostic uses in the Covered Territory and (iii) a non-exclusive license under applicable patents and know-how relating to ZYNLONTA in order to manufacture and have manufactured ZYNLONTA in any territory solely for the use and sale of ZYNLONTA for human therapeutic and diagnostic uses in the Covered Territory exercisable upon Sobi assuming responsibility to manufacture or have manufactured ZYNLONTA, in each case, with the right to sublicense to affiliates and, with our written consent, other third parties and the right to subcontract to third parties. The licenses are subject to certain retained rights as specified in the agreement.

Under the agreement, we received an upfront payment of $55 million in July 2022 and $50 million in February 2023 for the approval of a Marketing Authorization Application ("MAA") by the European Commission for ZYNLONTA in 3L DLBCL, and are eligible for up to $332.5 million in other regulatory and net sales-based milestones, as well as tiered royalties ranging from the mid-teens to the mid-twenties based on net sales of ZYNLONTA in the Covered Territory. The royalties payable to us are subject to downward adjustment in certain circumstances, including the expiration of patents covering ZYNLONTA, generic or biosimilar competition and required payments to third parties. The royalty term with respect to a product in a given country begins upon the first commercial sale of the product in the country and terminates upon the latest of (x) 10 years after the first commercial sale of the product in the country, (y) the expiration of the last-to-expire valid patent claim covering the product in the country and (z) the expiration of regulatory exclusivity for the product in the country.

Sobi will conduct development and commercialization activities with respect to ZYNLONTA in the Covered Territory and bear the associated costs, other than the costs of global clinical studies that are intended to support regulatory approval in both the United States and the Covered Territory. In addition, Sobi will co-fund 25% of the costs of certain specified global clinical studies of ZYNLONTA and have the option to co-fund additional global clinical studies in exchange for use of the data generated from such additional studies, subject to an aggregate annual co-funding cap of $10 million.

Both we and Sobi agreed that neither party would (i) during the term of the agreement until the fifth anniversary of the first MAA approval of ZYNLONTA for the first indication in the first of Germany, France, United Kingdom, Spain or Italy, engage in the development (other than non-clinical and preclinical research activities) of any competitive product directed to CD19 for the treatment of DLBCL in the Covered Territory, or (ii) during the term of the agreement, commercialize any competitive product directed to CD19 for the treatment of DLBCL in the Covered Territory. If either party acquires or is acquired by a third party that has a competitive program, then such party may continue such competitive program as long as such party establishes firewalls to operate such competitive program separately from the ZYNLONTA program.

Loan Agreement

In August 2022, we, ADC Therapeutics (UK) Limited and ADC Therapeutics America, Inc. entered into a loan agreement and guaranty (as amended, the "Loan Agreement") with certain affiliates and/or funds managed by each of Oaktree Capital Management, L.P. and Owl Rock Capital Advisors LLC, as lenders, and Owl Rock Opportunistic Master Fund I, L.P., as administrative agent and collateral agent, pursuant to which we borrowed $120.0 million principal amount of term loans. The secured term loans are scheduled to mature on August 15, 2029 and accrue interest at an annual rate of SOFR plus 7.50% per annum or a base rate plus 6.50% per annum for the first five years of the term loans, and thereafter, at an annual rate of SOFR plus 9.25% or a base rate plus 8.25%, in each case subject to a 1.00% per annum SOFR floor. At our election, for the first three years, we may choose to pay an amount of interest on the outstanding principal amount of term loans corresponding to up to 2.50% of the applicable interest rate in kind (in lieu of payment in cash). We are obligated to pay certain exit fees upon certain prepayments and repayments of the principal amount of the term loans. In addition, we have the right to prepay the term loans at any time subject to certain prepayment premiums applicable during the period commencing from the closing date until the fourth anniversary of the closing date. The Loan Agreement also contains certain prepayment provisions, including mandatory prepayments from the proceeds from certain asset sales, casualty events and from issuances or incurrences of debt, which may also be subject to prepayment premiums if made on or prior to the fourth anniversary of the closing date. The obligations under the Loan Agreement are secured by substantially all of our assets and those of certain of our subsidiaries and are guaranteed initially by our subsidiaries in the United States and the United Kingdom. The Loan Agreement contains customary covenants, including a covenant to maintain qualified cash of at least $60.0 million plus an amount equal to any accounts payable that remain unpaid more than ninety days after the date of the original invoice therefor, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. In addition, the Loan Agreement contains a revenue covenant that, so long as the Company's 30-day average market capitalization is less than $650 million, requires the Company achieve minimum levels of ZYNLONTA net sales in the United States, tested on a quarterly basis, which is subject to a customary cure right in favor of the Company that may be exercised by making certain prepayments and that, subject to certain limitations, may be exercised up to three times during the term of the Loan Agreement. The Loan Agreement also contains customary events of default, after which the term loan may become due and payable immediately, including payment defaults, material inaccuracy of representations and warranties, covenant defaults (including creation of any liens other than those that are expressly permitted), bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against us and our subsidiaries and change in control.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, such as our investigational medicines and any future investigational medicines. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

Regulatory Approval in the United States

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The FDCA and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Biological products used for the prevention, treatment or cure of a disease or condition of a human being are subject to regulation under the FDCA, except that the section of the FDCA that governs the approval of new drug applications ("NDAs") does not apply to the approval of biological products. Biological products, such as our ADC product candidates, are approved for marketing under provisions of the Public Health Service Act (the "PHSA"), via a Biologics license application ("BLA"). However, the application process and requirements for approval of BLAs are very similar to those for NDAs, and biologics are associated with similar approval risks and costs as drugs. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending NDAs or BLAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

Our investigational medicines and any future investigational medicines must be approved by the FDA pursuant to a BLA before they may be legally marketed in the United States. The process generally involves the following:

- completion of extensive preclinical laboratory and animal studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice (GLP) requirements;

- submission to the FDA of an investigational new drug ("IND") application, which must become effective before human clinical trials may begin;

- approval by an institutional review board ("IRB") or independent ethics committee at each clinical trial site before each clinical trial may commence;

- performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice ("GCP") requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

- submission to the FDA of a BLA;

- a determination by the FDA within 60 days of its receipt of a BLA to file the submission for review;

- satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the biologic, or components thereof, will be produced to assess compliance with current good manufacturing practice ("cGMP") requirements to assure that the facilities, methods and controls are adequate to preserve the biologic's identity, strength, quality and purity;

- satisfactory completion of any potential FDA audits of the clinical trial sites that generated the data in support of the BLA to assure compliance with GCPs and integrity of the clinical data;

- payment of any user fees for FDA review of the BLA;

- FDA review and approval of the BLA, including consideration of the views of any FDA advisory committee; and

- compliance with any post-approval requirements, including REMS, where applicable, and post-approval studies required by the FDA as a condition of approval.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, or at all.

Preclinical Studies

Before testing any biological product candidates in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as *in vitro* and

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animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. Some preclinical testing may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with GCPs, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated in the trial. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Information about certain clinical trials, including clinical trial results, must be submitted within specific time frames for publication on the www.clinicaltrials.gov website. Information related to the product, patient population, phase of investigation, clinical trial sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these clinical trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the clinical trial was conducted in accordance with GCP requirements and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials are generally conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3:

- Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacokinetics, pharmacologic action, side effect tolerability, safety of the product candidate, and, if possible, early evidence of effectiveness. Phase 1 clinical trials may be designated as Phase 1a, which may involve dose escalation to determine the maximum tolerated dose, or Phase 1b, which may involve dose expansion at one or more dose levels to determine the recommended dose level for Phase 2 clinical trials.

- Phase 2 clinical trials generally involve studies in disease-affected patients to evaluate proof of concept and/or determine the dosing regimen(s) for subsequent investigations. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted.

- Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product, and provide an adequate basis for product labeling. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the biologic.

These Phases may overlap or be combined. For example, a Phase 1/2 clinical trial may contain both a dose-escalation stage and a dose-expansion stage, the latter of which may confirm tolerability at the recommended dose for expansion in future clinical trials (as in traditional Phase 1 clinical trials) and provide insight into the anti-tumor effects of the investigational therapy in selected subpopulation(s).

Typically, during the development of oncology therapies, all subjects enrolled in Phase 1 clinical trials are disease-affected patients and, as a result, considerably more information on clinical activity may be collected during such trials than during Phase 1 clinical trials for non-oncology therapies. A single adequate and well-controlled Phase 3 or Phase 2 trial may be sufficient in rare instances, including (1) where the trial is a large, multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible or (2) when in conjunction with confirmatory evidence. Approval on the basis of a single adequate and well-controlled trial may be subject to the requirement of additional post-approval studies.

The manufacturer of an investigational drug in a Phase 2 or Phase 3 clinical trial for a serious or life-threatening disease is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access to such investigational drug.

Phase 1, Phase 2, Phase 3 and other types of clinical trials may not be completed successfully within any specified period, if at all. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including non-compliance with regulatory requirements or a finding that the patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides recommendations for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.

Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality, potency, and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the investigational medicines do not undergo unacceptable deterioration over their shelf life.

FDA Review Process

Following completion of the clinical trials, the results of preclinical studies and clinical trials are submitted to the FDA as part of a BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic or drug may be marketed in the United States.

The cost of preparing and submitting a BLA is substantial. Under the Prescription Drug User Fee Act ("PDUFA"), each BLA must be accompanied by a substantial user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication. The applicant under an approved BLA is also subject to an annual program fee.

The FDA reviews all submitted BLAs before it files them and may request additional information. The FDA must make a decision on filing a BLA within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is filed, the FDA begins an in-depth review of the BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months, from the filing date, in which to complete its initial review of an original BLA for a new molecular entity and respond to the applicant, and six months from the filing date of an original BLA designated for priority review. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information or information intended to clarify information already provided in the submission. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and the review process can be extended by FDA requests for additional information or clarification.

Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications.

The FDA also may audit data from clinical trials to ensure compliance with GCP requirements and the integrity of the data supporting safety and efficacy. Additionally, the FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it generally follows such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process.

After the FDA evaluates a BLA, it will issue either an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter generally outlines the deficiencies in the BLA and may require additional clinical data, additional pivotal clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing in order for the FDA to reconsider the application. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application or request an opportunity for a hearing. The FDA has committed to reviewing such resubmissions in two or six months, depending on the type of information included. Even if such data and information are submitted, the FDA may decide that the BLA does not satisfy the criteria for approval.

As a condition of BLA approval, the FDA may require a risk evaluation and mitigation strategy ("REMS") to help ensure that the benefits of the biologic outweigh the potential risks to patients. A REMS can include medication guides, communication plans for healthcare professionals, and elements to assure a product's safe use ("ETASU"). An ETASU can include, but is not limited to, special training or certification for prescribing or dispensing the product, dispensing the product only under certain circumstances, special monitoring, and the use of patient-specific registries. The requirement for a REMS can materially affect the potential market and profitability of the product. Moreover, the FDA may require substantial post-approval testing and surveillance to monitor the product's safety or efficacy.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States but for which there is no reasonable expectation that the cost of developing and making the product for this type of disease or condition will be recovered from sales of the product in the United States.

Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation on its own does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same product for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety, or providing a major contribution to patient care, or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication. In the latter case, because healthcare professionals are free to prescribe products for off-label uses, the competitor's product could be used for the orphan indication despite another product's orphan exclusivity.

FDA's determination of whether two ADCs are the same product for purposes of orphan drug exclusivity is based on a determination of sameness of the monoclonal antibody element and the functional element of the conjugated molecule. Two ADCs are deemed to be the same product if the complementarity determining region sequences of the antibody and the functional element of the conjugated molecule are the same. A difference in either of those two elements can result in a determination that the molecules are different.

Expedited Development and Review Programs

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition.

Fast track designation may be granted for products that are intended to treat a serious or life-threatening disease or condition for which there is no effective treatment, and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor of a new biologic candidate can request the FDA to designate the candidate for a specific indication for fast track status concurrent with, or after, the submission of the IND for the candidate. The FDA must determine if the biologic candidate qualifies for fast track designation within 60 days of receipt of the sponsor's request. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product's BLA before the application is complete. This "rolling review" is available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval.

Breakthrough therapy designation may be granted for products that are intended, alone or in combination with one or more other products, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. Under the breakthrough therapy program, the sponsor of a new biologic candidate may request that the FDA designate the candidate for a specific indication as a breakthrough therapy concurrent with, or after, the submission of the IND for the biologic candidate. The FDA must determine if the biological product qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor's request. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process, providing timely advice to the product sponsor regarding development and approval, involving more senior staff in the review process, assigning a cross-disciplinary project lead for the review team and taking other steps to design the clinical studies in an efficient manner.

Priority review may be granted for products that are intended to treat a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application designated for priority review in an effort to facilitate the review.

Accelerated approval may be granted for products that are intended to treat a serious or life-threatening condition and that generally provide a meaningful therapeutic advantage to patients over existing treatments. A product eligible for accelerated approval may be approved on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large studies to demonstrate a clinical or survival benefit. The accelerated approval pathway is contingent on a sponsor's agreement to conduct additional post-approval confirmatory studies to verify and describe the product's clinical benefit. These confirmatory trials must be completed with due diligence, and, in some cases, the FDA may require that the trial be designed, initiated, and/or fully enrolled prior to approval. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated approval are subject to prior review by the FDA. Pursuant to the Food and Drug Omnibus Reform Act ("FDORA"), the FDA is authorized to require a post-approval study to be underway prior to approval or within a specified time period following approval. FDORA also requires the FDA to specify conditions of any required post-approval study, which may include milestones such as a target date of study completion and requires sponsors to submit progress reports for required post-approval studies and any conditions required by FDA not later than 180 days following approval and not less frequently than every 180 days thereafter until completion or termination of the study. FDORA enables the FDA to initiate enforcement action for the failure to conduct with due diligence a required post-approval study, including a failure to meet any required conditions specified by the FDA or to submit timely reports.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, fast track designation, breakthrough therapy designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

Additional Controls for Biologics

To help reduce the increased risk of the introduction of adventitious agents, the PHSA emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases in the United States and between states.

After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer's tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. As with drugs, after approval of biologics, manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection after approval.

Pediatric Information

Under the Pediatric Research Equity Act ("PREA), BLAs or supplements to BLAs must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the biological product is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA generally does not apply to any biological product for an indication for which orphan designation has been granted. However, PREA applies to BLAs for orphan-designated biologics if the biologic is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that FDA has determined is substantially relevant to the growth or progression of a pediatric cancer.

The Best Pharmaceuticals for Children Act ("BPCA") provides a six-month extension of non-patent exclusivity for a biologic if certain conditions are met. Conditions for exclusivity include the FDA's determination that information relating to the use of a new biologic in the pediatric population may produce health benefits in that population, the FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory time frame. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

Post-Approval Requirements

Once a BLA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of biologics, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Biologics may be marketed only for the approved indications and in a manner consistent with the provisions of the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities.

Adverse event reporting and submission of periodic safety summary reports is required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, biological product manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Biologic manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects a biologic product's manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs.

Once an approval is granted, the FDA may withdraw the approval or request product recalls if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of the product, suspension of the approval, complete withdrawal of the product from the market or product recalls;

- fines, warning or other enforcement-related letters or holds on post-approval clinical studies;

- refusal of the FDA to approve pending BLAs or supplements to approved BLAs, or suspension or revocation of product license approvals;

- product seizure or detention, or refusal to permit the import or export of products; or

- injunctions or the imposition of civil or criminal penalties.

Certain changes to an approved BLA or the conditions under which it was approved, including changes in its indications, safety information, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement before the product can be marketed or distributed with those changes. A BLA supplement for a new indication typically requires clinical data similar to that in the original application. The FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing original BLAs.

U.S. Patent Term Restoration, Marketing Exclusivity and Biosimilars

Depending upon the timing, duration, and specifics of FDA approval of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the "Hatch-Waxman Amendments"). The Hatch Waxman Amendments provide for a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. Patent term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term extension period is generally one half the time between the effective date of an IND and the submission date of a BLA, plus the time between the submission date of a BLA and the approval of that application, up to five years. If the patent selected for extension was issued during the development or review period, the calculation begins from the date of patent issuance. The review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for such an extension, only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended, and the application for the extension must be submitted prior to the expiration of the patent. Such application must be submitted within 60 days of approval. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we or our licensors may apply for patent term extension for our owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA. However, an extension might not be granted because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable eligibility or other requirements. Moreover, the extension awarded could be less than requested.

The BPCIA created an abbreviated approval pathway for biological products shown to be biosimilar to an FDA-licensed reference biological product. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, toxicity studies, and a clinical trial or trials. A biosimilar may be approved as interchangeable with its reference biological product. Interchangeability requires that a biological product both be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch. Under most state laws, interchangeable products may be used in place of the reference biological product.

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product during which the FDA will not approve a biosimilar referencing the reference biological product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. "First licensure" typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency.

Regulatory Approval in the European Union

The European Medicines Agency (the "EMA") is a decentralized scientific agency of the European Union. It coordinates the evaluation and monitoring of centrally authorized medicinal products. It is responsible for the scientific evaluation of applications for EU marketing authorizations, as well as the development of technical guidance and the provision of scientific advice to sponsors. The EMA decentralizes its scientific assessment of medicines by working through a network of about 4,500 experts throughout the European Union, nominated by the member states. The EMA draws on resources of over 40 National Competent Authorities of European Union member states.

The process regarding approval of medicinal products in the European Union follows roughly the same lines as in the United States and likewise generally involves satisfactorily completing each of the following:

- preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable EU GLP regulations;

- submission to the relevant national authorities of a clinical trial application ("CTA") for each trial in humans, which must be approved before the trial may begin in each country where patient enrollment is planned;

- performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

- submission to the relevant competent authorities of an MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

- satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced cGMP;

- potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

- review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

Preclinical Studies

Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the quality and potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant international, EU and national legislation, regulations and guidelines. The results of the preclinical tests, together with relevant manufacturing information and analytical data, are submitted as part of the CTA.

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Clinical Trials

Pursuant to the Clinical Trials Directive 2001/20/EC, as amended (the "Clinical Trials Directive"), a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of each European Union member state in which a clinical trial is planned to be conducted. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier and further supporting information prescribed by the Clinical Trials Directive and other applicable guidance documents including, but not limited to, the clinical trial protocol. Furthermore, a clinical trial may only be started after a central ethics committee has issued a favorable opinion on the clinical trial application in that country.

Directive 2001/20/EC has been replaced by Regulation (EU) No. 536/2014, which became effective on January 31, 2022. The Regulation introduces an authorization procedure based on a single submission via a single EU portal, an assessment procedure leading to a single decision, as well as transparency requirements (the proactive publication of clinical trial data in the EU database). Since October 2016, based on its Policy 0070, the EMA has been publishing clinical data submitted by pharmaceutical companies to support their MAA for human medicines under this centralized procedure.

Manufacturing and import into the EU of investigational medicinal products is subject to the holding of appropriate authorizations and must be carried out in accordance with cGMP.

Review and Approval

Authorization to market a product in the European Union member states proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure. Since our products by their virtue of being antibody-based biologics fall under the centralized procedure, only this procedure will be described here.

Certain drugs, including medicinal products developed by means of biotechnological processes, must be approved via the centralized authorization procedure for marketing authorization. A successful application under the centralized authorization procedure results in a marketing authorization from the European Commission, which is automatically valid in all European Union member states. The other European Economic Area member states (namely Norway, Iceland and Liechtenstein) are also obligated to recognize the European Commission decision. The EMA and the European Commission administer the centralized authorization procedure.

Under the centralized authorization procedure, the Committee for Medicinal Products for Human Use (the "CHMP") serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each member state's national health authority, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the assistance of a further member of the CHMP acting as a Co-Rapporteur. The CHMP is required to issue an opinion within 210 days of receipt of a valid application, though the clock is stopped if it is necessary to ask the applicant for clarification or further supporting data. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. Once the procedure is completed, a European Public Assessment Report is produced. If the CHMP concludes that the quality, safety and efficacy of the medicinal product is sufficiently proven, it adopts a positive opinion. The CHMP's opinion is sent to the European Commission, which uses the opinion as the basis for its decision whether or not to grant a marketing authorization. If the opinion is negative, information is given as to the grounds on which this conclusion was reached.

After a drug has been authorized and launched, it is a condition of maintaining the marketing authorization that all aspects relating to its quality, safety and efficacy must be kept under review. Sanctions may be imposed for failure to adhere to the conditions of the marketing authorization. In extreme cases, the authorization may be revoked, resulting in withdrawal of the product from sale.

Conditional Approval and Accelerated Assessment

As per Article 14(7) of Regulation (EC) 726/2004, a medicine that would fulfill an unmet medical need may, if its immediate availability is in the interest of public health, be granted a conditional marketing authorization on the basis of less complete clinical data than are normally required, subject to specific obligations being imposed on the authorization holder. These specific obligations are to be reviewed annually by the EMA. The list of these obligations shall be made publicly accessible. Such an authorization shall be valid for one year, on a renewable basis.

When an application is submitted for a marketing authorization in respect of a drug for human use which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure pursuant to Article 14(9) of Regulation (EC) 726/2004. Under the accelerated assessment procedure, the CHMP is required to issue an opinion within 150 days of receipt of a valid application, subject to clock stops. We believe that some of the disease indications in which our product candidates are currently being or may be developed in the future qualify for this provision, and we will take advantage of this provision as appropriate.

Period of Authorization and Renewals

A full marketing authorization is initially valid for five years and may then be renewed on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder shall provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variants introduced since the marketing authorization was granted, at least nine months before the expiry date of the marketing authorization. Once renewed, the marketing authorization shall be valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization shall cease to be valid (the so-called "sunset clause").

Without prejudice to the law on the protection of industrial and commercial property, marketing authorizations for new medicinal products benefit from an 8+2+1 year period of regulatory protection. This regime consists of a regulatory data protection period of eight years plus a concurrent market exclusivity of 10 years plus an additional market exclusivity of one further year if, during the first eight years of those 10 years, the marketing approval holder obtains an approval for one or more new therapeutic indications which, during the scientific evaluation prior to their approval, are determined to bring a significant clinical benefit in comparison with existing therapies. Under the current rules, a third party may reference the preclinical and clinical data of the reference product beginning eight years after first approval, but the third party may market a generic version of the reference product after only 10 (or 11) years have lapsed.

Orphan Drug Designation

Regulation (EC) 141/2000 states that a drug shall be designated as an orphan drug if its sponsor can establish (i) that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union when the application is made, or that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and (ii) that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug will be of significant benefit to those affected by that condition.

Regulation (EC) 847/2000 sets out criteria for the designation of orphan drugs. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a 10-year period of market exclusivity, which means that no similar medicinal product can be authorized in the same indication. This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, for example because the product is sufficiently profitable not to justify continued market exclusivity. In addition, derogation from market exclusivity may be granted on an individual basis in very select cases, such as consent from the marketing authorization holder, inability to supply sufficient quantities of the product or demonstration of "clinically relevant superiority" by a similar medicinal product. Medicinal products designated as orphan drugs pursuant to Regulation (EC) 141/2000 are eligible for incentives made available by the European Union and by the member states to support research into, and the development and availability of, orphan drugs.

If the MAA of a medicinal product designated as an orphan drug pursuant to Regulation (EC) 141/2000 includes the results of all studies conducted in compliance with an agreed PIP, and a corresponding statement is subsequently included in the marketing authorization granted, the 10-year period of market exclusivity will be extended to 12 years.

European Data Collection and Processing

The collection, transfer, processing and other use of personal information, including health data, in the European Union is governed by the GDPR. This directive imposes several requirements relating to (i) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify regulatory authorities and affected individuals of personal data breaches, (v) extensive internal privacy governance obligations and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR prohibits the transfer of personal data to countries outside the European Economic Area, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Failure to comply with the requirements of the GDPR and the related national data protection laws of the European Union member states may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules. The GDPR and related data protection laws may impose additional responsibility and liability in relation to personal data that we collect and process, and we may be required to put in place additional mechanisms ensuring compliance with such rules. This may be onerous and adversely affect our business, financial condition, results of operations, and prospects.

Marketing

Much like the Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of European Union member states, such as the U.K. Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain European Union member states must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician's employer, his or her competent professional organization, and/or the regulatory authorities of the individual European Union member states. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the European Union member states. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

International Regulation

In addition to regulations in the United States and Europe, a variety of foreign regulations govern clinical trials, commercial sales and distribution of product candidates. The approval process varies from country to country, and the time to approval may be longer or shorter than that required for FDA or European Commission approval.

Other Healthcare Laws and Regulations

For other material healthcare laws and regulations that affect our business, see "Item 1A. Risk Factors—Risks Related to Regulatory Approval and Government Regulation."

Environmental, Health and Safety Laws and Regulations

We and our third-party contractors are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Hazardous chemicals, including flammable and biological materials, are involved in certain aspects of our business, and we cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In particular, our product candidates use PBDs, which are highly potent cytotoxins that require special handling by our and our contractors' staff. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, we could be held liable for any resulting damages, fines and penalties associated with such liability, which could exceed our assets and resources. Environmental, health and safety laws and regulations are becoming increasingly more stringent. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations.

Government Pricing and Reimbursement Programs for Marketed Drugs in the United States

Medicaid, the 340B Drug Pricing Program, and Medicare

Federal law requires that a pharmaceutical manufacturer, as a condition of having its products receive federal reimbursement under Medicaid and Medicare Part B, must pay quarterly rebates to state Medicaid programs for all units of its covered outpatient drugs dispensed to Medicaid beneficiaries and paid for by a state Medicaid program under either a fee-for-service arrangement or through a managed care organization. This federal requirement is effectuated through a Medicaid drug rebate agreement between the manufacturer and the Secretary of U.S. Department of Health and Human Services ("HHS"). The Centers for Medicare & Medicaid Services ("CMS") administers the Medicaid drug rebate agreements with manufacturers which provide, among other things, that the drug manufacturer will pay rebates to each state Medicaid agency on a quarterly basis and report certain price information on a monthly and quarterly basis. The rebates are based on the average manufacturer price ("AMP") reported to CMS by manufacturers for their covered outpatient drugs and how those drugs are classified. For non-innovator products, generally generic drugs marketed under abbreviated new drug applications ("ANDAs"), the rebate amount is 13% of the AMP for the quarter. The AMP is the weighted average of prices paid to the manufacturer as defined by the applicable regulations. For innovator products (i.e., drugs that are marketed under NDAs or BLAs), the rebate amount is the greater of 23.1% of the AMP for the quarter or the difference between such AMP and the best price for that same quarter. The best price is essentially the lowest price available to non-governmental entities after accounting for discounts and rebates. Innovator products may also be subject to an additional rebate that is based on the amount, if any, by which the product's AMP for a given quarter exceeds the inflation-adjusted baseline AMP, which for most drugs is the AMP for the first full quarter after launch. Since 2017, non-innovator products are also subject to an additional rebate for price increases that exceed inflation. Prior to January 1, 2024, the rebate amount for a drug was capped at 100% of the AMP; however, effective January 1, 2024, this cap was eliminated, which means that a manufacturer could pay a total rebate amount on a unit of the drug that is greater than the average price the manufacturer receives for the drug.

The terms of participation in the Medicaid drug rebate program impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in additional or lesser rebate liability, depending on the direction of the correction. A manufacturer may correct prices reported more than three years prior only in certain circumstances specified in regulations. In September 2024, CMS published a final rule that expanded its authority under one such circumstance, namely when a correction request addresses a manufacturer's internal investigation. Under the final rule, CMS considers all change requests pursuant to an internal investigation to be possible violations of law and requires manufacturers to provide its investigation findings. Finally, the rule establishes a three-year limit for manufacturers to dispute, audit, or request a hearing on state utilization data.

If a manufacturer were found to have knowingly submitted false information to the government, or knowingly misclassified a drug, federal law provides for the collection of any outstanding rebates, as well as for civil monetary penalties for failing to provide required information, late submission of required information, and false information. The 2024 final rule expanded the definition of a "misclassification" to include any drug product information that is not supported by the statute or application regulations and allows CMS to suspend a Medicaid rebate agreement for a manufacturer's failure to correct a misclassification, or a failure to submit the required pricing reports, within 90 calendar days receiving notice.

A manufacturer must also participate in a federal program known as the 340B drug pricing program for federal funds to be available to pay for the manufacturer's drugs and biological products under Medicaid and Medicare Part B. Under this program, the participating manufacturer agrees to charge certain safety net healthcare providers no more than an established discounted price for its covered outpatient drugs. The formula for determining the discounted price is defined by statute and is based on the AMP and the unit rebate amount as calculated under the Medicaid drug rebate program, discussed above. Manufacturers are required to report pricing information to the Health Resources and Services Administration ("HRSA") on a quarterly basis. HRSA has also issued regulations relating to the calculation of the ceiling price as well as imposition of civil monetary penalties for each instance of knowingly and intentionally overcharging a 340B covered entity. In November 2023, a federal district court decision broadened the types of patients that can purchase 340B discounted drugs from covered entities, which, if affirmed on appeal, will further grow this program. In addition, there is ongoing litigation that may restrict the number of third-party contract pharmacies that can dispense drugs that manufacturers sell to 340B covered entities and who qualify as patients of these 340B covered entities. The outcome of this litigation may change the scope of the 340B program in coming years.

Federal law also requires that manufacturers report data on a quarterly basis to CMS regarding the pricing of drugs that are separately reimbursable under Medicare Part B. These are generally drugs, such as injectable products, that are administered "incident to" a physician service and are not generally self-administered. The average selling price ("ASP") reported by CMS manufacturers is the basis for reimbursement to providers for drugs covered under Medicare Part B. Under the Inflation Reduction Act ("IRA"), as of January 1, 2023, manufacturers are also required to provide quarterly rebates for certain single-source drugs and biologics (including biosimilars) covered under Medicare Part B with ASPs that increase faster than the rate of inflation. This requirement started on January 1, 2023, for drugs approved on or before

December 1, 2020, and begins six quarters after a drug is first marketed for all other drugs. In November 2024, CMS finalized regulations for the Medicare Part B inflation rebates. As with the Medicaid drug rebate program, Federal law provides for civil monetary penalties for failing to provide required information, late submission of required information, and false information.

Manufacturers of certain single-source drugs (including biologics and biosimilars) separately paid for under Medicare Part B for at least 18 months and marketed in single-dose containers or packages (known as refundable single-dose container or single-use package drugs) are required to provide annual refunds for any portions of the dispensed drug that are unused and discarded if those unused or discarded portions exceed an applicable percentage defined by statute or regulation. Manufacturers will be subject to periodic audits and those that fail to pay refunds for their refundable single-dose container or single-use package drugs shall be subject to civil monetary penalties.

Medicare Part D provides prescription drug benefits for seniors and people with disabilities. Federal law requires that manufacturers with covered drugs under Medicare Part D pay a portion of the enrollee's copay via a rebate to CMS. The Medicare Part D benefit design and the portion of the enrollee's co-pay that manufacturers are required to pay has changed over time. The current manufacturer responsibility which began in 2019 is 70% of the coverage gap portion of the enrollee's copay (amount between the initial coverage limit and start of catastrophic coverage). Medicare Part D enrollees once had a gap in their coverage (between the initial coverage limit and the point at which catastrophic coverage begins) where Medicare did not cover their prescription drug costs, known as the coverage gap. Beginning in 2025, the IRA eliminates the coverage gap under Medicare Part D by significantly lowering the enrollee maximum out-of-pocket cost and requiring manufacturers to enter into a new manufacturer discount program agreement and pay 10% of Part D enrollees' prescription costs for brand drugs above a deductible and below the out-of-pocket maximum, and 20% once the out-of-pocket maximum has been reached. Although these discounts represent a lower percentage of enrollees' costs than the current discounts required below the out-of-pocket maximum (that is, in the coverage gap phase of Part D coverage), the new manufacturer contribution required above the out-of-pocket maximum could be considerable for very high-cost patients and the total contributions by manufacturers to a Part D enrollee's drug expenses may exceed those currently provided. Pursuant to the IRA, manufacturers are also required to provide annual Medicare Part D rebates for single-source drugs and biological products with prices that increase faster than the rate of inflation. As with the inflation rebates for Medicare Part B drugs, in November 2024, CMS finalized regulations for the Medicare Part B inflation rebates.

The IRA also allows HHS to directly negotiate the selling price of a statutorily specified number of drugs and biologics each year that CMS reimburses under Medicare Part B and Part D. Only high-expenditure single-source biologics that have been approved for at least 11 years (7 years for single-source drugs) can qualify for negotiation, with the negotiated price taking effect two years after the selection year. CMS selected the Medicare Part D products for negotiation in 2023, negotiations began in 2024, and the negotiated maximum fair price for each product has been announced. The price cap for each of these products, which cannot exceed a statutory ceiling price, will take with the negotiated price taking effect in 2026. Negotiations for Medicare Part B products begin in 2026 with the negotiated price taking effect in 2028. A drug or biological product that has an orphan drug designation for only one rare disease or condition will be excluded from the IRA's price negotiation requirements, but loses that exclusion if it has designations for more than one rare disease or condition, or if is approved for an indication that is not within that single designated rare disease or condition, unless such additional designation or such disqualifying approvals are withdrawn by the time CMS evaluates the drug for selection for negotiation.

U.S. Federal Contracting and Pricing Requirements

Manufacturers are also required to make their covered drugs, which are generally drugs approved under NDAs or BLAs, available to authorized users of the Federal Supply Schedule ("FSS") of the General Services Administration. The law also requires manufacturers to offer deeply discounted FSS contract pricing for purchases of their covered drugs by the Department of Veterans Affairs, the Department of Defense, the Coast Guard, and the Public Health Service (including the Indian Health Service) in order for federal funding to be available for reimbursement or purchase of the manufacturer's drugs under certain federal programs. FSS pricing to those four federal agencies for covered drugs must be no more than the Federal Ceiling Price ("FCP"), which is at least 24% below the Non-Federal Average Manufacturer Price ("Non-FAMP") for the prior year. The Non-FAMP is the average price for covered drugs sold to wholesalers or other middlemen, net of any price reductions.

The accuracy of a manufacturer's reported Non-FAMPs, FCPs, or FSS contract prices may be audited by the government. Among the remedies available to the government for inaccuracies is recoupment of any overcharges to the four specified federal agencies based on those inaccuracies. If a manufacturer were found to have knowingly reported false prices, in addition to other penalties available to the government, the law provides for significant civil monetary penalties per incorrect item. Finally, manufacturers are required to disclose in FSS contract proposals all commercial pricing that is

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equal to or less than the proposed FSS pricing, and subsequent to award of an FSS contract, manufacturers are required to monitor certain commercial price reductions and extend commensurate price reductions to the government, under the terms of the FSS contract Price Reductions Clause. Among the remedies available to the government for any failure to properly disclose commercial pricing and/or to extend FSS contract price reductions is recoupment of any FSS overcharges that may result from such omissions.

Human Capital Resources

We believe that our success is largely dependent upon our ability to attract and retain qualified employees. We currently have 263 full-time employees and two part-time employees, of which 53 employees are based in our New Jersey office facility, 55 employees in our UK research facility, 24 employees in our Swiss corporate office, and 133 employees remote. Our workforce includes 60 employees directly involved in or supporting our commercial sales organization, 118 in research and development, 42 in manufacturing, CMC and quality and 45 in corporate and administrative functions. We are not party to any collective bargaining arrangements. We believe that we have been successful to date in attracting skilled and experienced scientific and business professionals.

We continue to focus on building a high performing organization with an engaging work culture and have established initiatives to support this strategic priority. We perform periodic employee engagement surveys, set and monitor retention goals, and offer training and leadership development to cultivate our organization. Additionally, we are committed to diversity and inclusion as a focus of our human capital strategy. We embrace differences, diversity and varying perspectives amongst our employee base, and are proud to be an equal opportunity employer. We do not discriminate based on race, religious creed, color, national origin, ancestry, physical disability, mental disability, medical condition, genetic information, marital status, sex, gender, gender identity, gender expression, age, military or veteran status, sexual orientation or any other protected characteristic established by federal, state or local laws. A diverse workforce, as well as an inclusive culture and work environment, are fundamentally important and strategic to us, beginning with our Board of Directors and extending to all levels of the organization. As of December 31, 2024, our total employee base was 57% diverse on the basis of gender and race.

We strongly believe that the success of ADCT depends, in part, on open and regular communication with employees to help foster a high performing and engaged workforce. To help ensure that employees fully understand the Company's long-term strategy and annual goals, along with how their work contributes to the Company's success, we use a variety of channels to facilitate open and direct communication, including: (i) regular CEO Town Hall meetings; (ii) regular ongoing update communications; and (iii) employee engagement surveys.

Talent management and leadership development is critical to our ability to execute on our long-term growth strategy. We seek to provide pay, benefits, and services that are competitive to market practice and create incentives to attract and retain employees. Our compensation package includes market-competitive base salary, discretionary broad-based stock grants and bonuses, health care and retirement benefits, paid time off and family leave. To help support the development and advancement of our high performing employees, we offer training and development programs encouraging advancement from within and continue to fill our team with strong and experienced management talent. We leverage both formal and informal programs to identify, foster, and retain top talent throughout the organization.

Our compensation philosophy is to pay for performance, and designed to support the Company's business strategies, and offer competitive compensation arrangements to attract and retain key individuals. Our Board of directors have established a Compensation Committee to oversee and monitor our compensation practices. Consistent with this philosophy, the Compensation Committee considers the impact of our corporate performance in determining compensation for named executive officers, as well as each named executive officer's individual performance, macroeconomic conditions, and data from peer group companies.

Availability of Information

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual, quarterly and current reports and proxy and information statements. The SEC maintains an internet site at *sec.gov* that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

Our website address is *adctherapeutics.com*. We make available free of charge on our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act, as soon as reasonably practicable after we file or furnish such materials with the SEC. Information on, or accessible through, our website is not part of this Annual Report or incorporated by reference in any of our filings with the SEC, except where we expressly incorporate such information.

Enforcement of Judgments

We are organized under the laws of Switzerland and our registered office and domicile is located in Epalinges, Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law (the "PILA"). The PILA provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result would be incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the PILA. The PILA provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

- the non-Swiss court had jurisdiction pursuant to the PILA;

- the judgment of such non-Swiss court has become final and non-appealable;

- the judgment does not contravene Swiss public policy;

- the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

- no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

Item 1A. Risk Factors

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations, and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material.

Risk Factors Summary

Our ability to implement our business strategy is subject to numerous risks, as more fully described in this Annual Report and our other documents filed with the SEC. These risks include, among others:

- We have incurred substantial net losses since our inception, expect to continue to incur losses for the foreseeable future and may never achieve or sustain profitability. We will need to raise additional capital to fund our operations and execute our business plan.

- Our indebtedness under the Loan Agreement and the associated restrictive covenants thereunder could adversely affect our financial condition.

- The HCR Agreement reduces the amount of cash we are able to generate from sales of, and licensing agreements involving, ZYNLONTA and could make us a less attractive acquisition target.

- We may be unable to complete clinical trials on our expected timelines, if at all.

- Our products and product candidates may cause undesirable side effects or adverse events.

- We may be unable to obtain, or experience delays in obtaining, regulatory approval for our product candidates. We may be unable to maintain regulatory approval for any approved products.

- We or our partners may not be able to successfully commercialize our products.

- There can be no assurance regarding the outcome of ongoing or planned clinical trials or the sufficiency of results from such clinical trials.

- Coverage and reimbursement may be limited or unavailable for our products.

- Our products and product candidates are complex and difficult to manufacture.

- We face substantial competition, which may result in others discovering, developing or commercializing products, treatment methods or technologies before, or more successfully than, we do.

- We rely on third parties to conduct preclinical studies and clinical trials and for the manufacture, production, storage and distribution of our products and product candidates and certain commercialization activities for our products.

- If we are unable to obtain, maintain or protect our intellectual property rights in any products or technologies we develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, third parties could develop and commercialize products and technology similar or identical to ours, and we may not be able to compete effectively in our market.

- We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful, and our issued patents covering one or more of our products, product candidates or technologies or the technology we use in our products and product candidates, could be found invalid or unenforceable if challenged in court.

- We may be subject to claims by third parties asserting that our products infringe their intellectual property or that we or our employees, consultants or advisors have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

- Product liability lawsuits and product recalls could cause us to incur substantial liabilities and to limit development and commercialization of our products.

Risks Related to Our Financial Position, Capital Requirements and Ability to Raise Additional Capital

We have incurred substantial net losses since our inception, expect to continue to incur losses for the foreseeable future and may never achieve or sustain profitability. We will need to raise additional capital to fund our operations and execute our business plan and such additional capital could be dilutive, limit our ability to operate our business and adversely impact the price of our common shares.

We have incurred substantial net losses since our inception and expect to continue to incur losses for the foreseeable future. As of December 31, 2024, we had accumulated losses of $1,493 million. We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to research and development and marketing and commercialization efforts in both hematology and solid tumors, in particular to grow ZYNLONTA in the 3L+ DLBCL setting, continue to study and advance ZYNLONTA in earlier lines of therapy and in combinations to potentially expand our market opportunity and further develop our pipeline and our ADC platform. We are unable to accurately predict whether and when we will achieve profitability. Even if we achieve profitability, we may not be able to sustain profitability in subsequent periods. This risk is heightened as we only have one approved product, ZYNLONTA, at the present time and thus are heavily dependent on its commercial performance and its continued research and development.

As a result, we will need to raise additional capital to fund our operations and execute our business plan. We do not have any committed external source of funds, and additional funds may not be available when we need them or on terms that are acceptable to us. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. Further, as a Swiss company, we have less flexibility to raise capital, particularly in a quick and efficient manner, as compared to U.S. companies. See "—Risks Related to Our Common Shares—Our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs." The restrictions contained in our contractual agreements may also limit our ability to raise certain forms of capital. For example, subject to certain exceptions, the Loan Agreement restricts our ability to incur indebtedness and the HCR Agreement restricts our ability to sell, finance or loan any additional royalties on ZYNLONTA outside of China, Hong Kong, Macau, Taiwan, Singapore and South Korea or on Cami, and to incur indebtedness exceeding 20% of our market capitalization. If adequate funds are not available to us on a timely basis or on terms acceptable to us, we may be required to delay, limit, reduce or terminate our research and development, commercialization or growth efforts.

We may seek additional capital through a variety of means. If we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect your rights as a shareholder. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing intellectual property rights, declaring dividends or encumbering our assets to secure future indebtedness. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our intellectual property, products or product candidates or we may be required to grant licenses for our intellectual property, products or product candidates on unfavorable terms.

Our indebtedness under the Loan Agreement and the associated restrictive covenants thereunder could adversely affect our financial condition.

We have significant indebtedness outstanding under the Loan Agreement. Such indebtedness requires us to dedicate a substantial portion of our cash and cash equivalents to the payment of interest on, and principal of, the indebtedness, thereby reducing the amounts available to fund working capital, capital expenditures, research and development efforts, commercialization efforts and other general corporate purposes. Indebtedness under the Loan Agreement bears variable rates of interest based on the prevailing SOFR, thereby making us more vulnerable to rising interest rates.

The Loan Agreement contains certain restrictions on our activities and customary covenants, including a covenant to maintain qualified cash of at least $60.0 million plus an amount equal to any accounts payable that remain unpaid more than ninety days after the date of the original invoice therefor, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. In addition, the Loan Agreement contains a revenue covenant that, so long as our 30-day average market capitalization is less than $650 million, requires us to achieve minimum levels of ZYNLONTA net sales in the United States, tested on a quarterly basis, which is subject to a customary cure right that may be exercised by making certain prepayments and that, subject to certain limitations, may be exercised up to three times during the term of the Loan Agreement. The obligations under the Loan Agreement are secured by substantially all of our assets and are guaranteed by certain of our subsidiaries. Such covenants could limit our flexibility in planning for, or reacting to, changes in our business and our industry; place us at a competitive disadvantage compared to our competitors who have less debt or competitors with comparable debt on more favorable terms; and limit our ability to borrow additional amounts.

Our ability to maintain compliance with the covenants imposed by our indebtedness and to repay the principal of, pay interest on and refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors, many of which are beyond our control. If we are unable to comply with the covenants imposed by our indebtedness or to generate sufficient cash flow to service or repay our indebtedness, we may be in default of the Loan Agreement and be required to adopt one or more alternatives, such as restructuring debt or obtaining additional financing on terms that may be unfavorable to us or highly dilutive.

The HCR Agreement reduces the amount of cash we are able to generate from sales of, and licensing agreements involving, ZYNLONTA and could make us a less attractive acquisition target.

Under the HCR Agreement, we are obligated to pay to HCR royalties representing a percentage of net sales of ZYNLONTA in certain jurisdictions, a percentage of any upfront or milestone payments we receive from licenses that we grant to commercialize ZYNLONTA in certain jurisdictions, and a percentage of any upfront or milestone payments (or on royalties) we receive from licenses that we grant to commercialize Cami. See "Item 1. Business—Material Contracts." As a result, our ability to generate from sales of, and licensing agreements involving, ZYNLONTA is reduced, which could adversely affect our financial condition.

In addition, upon the occurrence of a change in control event, we are obligated to pay HCR an amount equal to 2.50 times the amount paid by HCR under the HCR Agreement, or at 2.25 times the amount paid by HCR under the agreement if HCR receives royalty payments exceeding a mid-nine-digit amount on or prior to March 31, 2029, less any amounts we previously paid to HCR. The foregoing provision may make us a less attractive acquisition target by reducing the benefit accruing to our shareholders in any change-of-control transaction.

Our consolidated statements of operations are subject to considerable non-cash charges and volatility due to factors that may be beyond our control.

The warrants that we have issued to Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P. (the "Deerfield Warrants") are presented in the audited consolidated balance sheets as a liability, which is remeasured to fair value at each reporting date. The fair value changes based on our share price and its expected volatility. Our obligation under the HCR Agreement is accounted for as a short-term and long-term debt obligation. To determine the accretion of the liability, we are required to estimate the total amount of future royalty payments and estimated timing of such payment to HCR based on our revenue projections as well as the achievement of certain milestones. Based on our periodic review, the amount and timing of repayment is likely to be different at each reporting period. To the extent the amount or timing of such payments is materially different than our initial estimates, we will record a cumulative catch-up adjustment. As a result, our Deerfield Warrants and obligations under the HCR Agreement could result in considerable non-cash charges to, and significant volatility in, our consolidated statements of operations.

Our ability to use tax loss carryforwards may be limited.

As of December 31, 2024, we reported $1,059 million in tax loss carryforwards for Swiss corporate income tax purposes. Such tax loss carryforwards and tax credits could, with certain limitations, be used to offset future taxable income. Swiss tax loss carryforwards generally expire seven years after the tax year in which they were incurred; U.S. federal and state tax credits generally expire after 20 years, although some state tax credits expire as quickly as seven years after the tax year in which they were incurred, and others do not expire. There can be no assurance that we will be able to generate sufficient income that allows us to use such tax loss carryforwards or tax credits before their expiration. We recognize U.S. federal and state credits in our consolidated financial statements based on our assessment of the value that we will be able to realize; however, such assessments are based on our projections of our future taxable income, which are subject to uncertainty and change based on numerous factors, including those described in this "Item 1A. Risk Factors" section. In addition, relevant tax authorities may not accept our claims of tax loss carryforwards or tax credits. Furthermore, changes in tax law, as well as interpretation of such tax laws, could reduce, eliminate, or otherwise impair our ability to use our tax loss carryforwards and U.S. federal and state tax credits.

Our inability to maintain our corporate tax structure may adversely impact our results of operations and financial condition.

We are subject to corporate taxation in Switzerland. We are also subject to taxation in other jurisdictions, in particular, the United States and the United Kingdom, where our two wholly-owned subsidiaries operate. We have entered into intercompany operating and transfer pricing arrangements among our various corporate entities. Changes in our intercompany arrangements, operational structure or practices, or in U.S. or foreign tax laws, regulations or rulings by U.S. tax authorities, could materially increase our tax liabilities and adversely affect our financial condition, results of operations and cash flows.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

We operate internationally and are exposed to fluctuations in foreign exchange rates between the U.S. dollar and other currencies, particularly the British pound, the Euro and the Swiss franc. Our reporting currency is the U.S. dollar and, as a result, financial line items are converted into U.S. dollars at the applicable foreign exchange rates. As our business grows, we expect that at least some of our revenues and expenses will continue to be denominated in currencies other than the U.S. dollar. Therefore, unfavorable developments in the value of the U.S. dollar relative to other relevant currencies could adversely affect our business and financial condition.

We believe that we were a passive foreign investment company for U.S. federal income tax purposes for the 2023 taxable year, which could result in adverse U.S. tax consequences to certain U.S. investors.

Under the Internal Revenue Code of 1986, as amended (the "Code"), we will be a passive foreign investment company ("PFIC"), for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income" or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, "passive income" (including cash). Passive income generally includes interest, dividends, certain non-active rents and royalties, and capital gains.

Cash is generally characterized as a passive asset for these purposes. Goodwill is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. The extent to which our goodwill should be characterized as a non-passive asset is not entirely clear. We hold a substantial amount of cash, and while this continues to be the case, our PFIC status for any taxable year depends largely on the value of our goodwill and the characterization of our goodwill as passive or non-passive. The value of our goodwill for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Because our market capitalization declined substantially during 2023, we believe we were a PFIC for our 2023 taxable year. We do not believe we were a PFIC for 2024, however there is a risk that we could be a PFIC in 2025 and possibly future taxable years. We have not obtained any valuation of our assets (including goodwill). A beneficial owner of our common shares who, for U.S. federal income tax purposes, is eligible for the benefits of the income tax treaty between Switzerland and the United States (the "Treaty") and who is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source (each, a "Holder"), should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules, as they are subject to some uncertainties. In addition, our PFIC status is a factual annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time. Accordingly, our PFIC status for any future taxable year is uncertain.

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we cease to meet the threshold requirements for PFIC status. Such a U.S. Holder may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income; (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends; and (iii) compliance with certain reporting requirements. A "qualified electing fund" ("QEF") election or, if our common shares are regularly traded on a qualified exchange, a "mark-to-market" election may be available that will alter the consequences of PFIC status.

Because we believe we were a PFIC for the 2023 taxable year, we have provided information necessary for our U.S. Holders to make a QEF election with respect to us for the 2023 taxable year and expect to provide such information for any subsequent year if we believe we are a PFIC, but there is no assurance that we will timely provide this information. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the information that a U.S. Holder would need in order to make a valid election. Any such information will be provided on our website.

Risks Related to Research and Development

We may expend our resources to pursue particular products or product candidates and fail to capitalize on those that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial resources and personnel, we may prioritize the research, development and commercialization of select products, product candidates and technologies and of products, product candidates and technologies in select indications or markets. As a result, we may forgo or delay the pursuit of other products, product candidates and technologies or of other indications and markets that later prove to have greater commercial potential. Decision-making about development and commercialization priorities involves inherent subjectivity and uncertainty, and there can be no assurance that we will pursue product candidates and technologies with the greatest likelihood of obtaining regulatory approval or products, product candidates and technologies with the greatest market potential. In addition, we may relinquish valuable rights to products, product candidates and technologies through partnering, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such products, product candidates and technologies.

We may be unable to complete clinical trials on our expected timelines, if at all.

Clinical trials are subject to the numerous risks described in this "Item 1A. Risk Factors" section and in our other filings with the SEC, and a failure, delay or termination of one or more clinical trials can occur at any stage of the clinical trial process. Events that could impede our ability to complete clinical trials on a timely basis include but are not limited to:

- delays in the timely commencement of clinical trials due to negative preclinical data, delays in receiving the required regulatory clearance from the appropriate regulatory authorities, delays in reaching an agreement on acceptable terms with prospective clinical research organizations ("CROs") and clinical trial sites and difficulties in obtaining required IRB or ethics committee approval at each clinical trial site;

- challenges in recruiting and enrolling suitable patients that meet the study criteria to participate in clinical trials, which challenges may be heightened for clinical trials that seek to enroll patients with characteristics that are found in a small population and by the novel nature of our products and product candidates;

- competition from alternative clinical trials in a similar space or new treatments in similar indications which may limit or ability to recruit and enroll new subjects;

  ○ difficulties in retaining and following up with subjects and subsequent censoring of patients;

- any failure by us or CROs, CMOs, and other third parties to adhere to applicable requirements, which risk may be heightened by our reliance on third parties, and which may result in delays, trial suspension or the imposition of clinical holds;

- safety issues, including occurrence of TEAEs and SAEs, which may result in trial suspension or the imposition of clinical holds;

- the inability to manufacture adequate quantities of a product or a product candidate or other materials necessary in accordance with cGMPs to conduct clinical trials, including, for example, quality issues and delays in the testing, validation, manufacturing delays or failures at our CROs and delivery of the product or product candidate to the clinical trial sites;

- the ability to obtain on a timely basis and on commercially reasonable terms an adequate supply of products or product candidates to be used in combination with our products and product candidates;

- changes in regulatory requirements and guidance;

- changes in the treatment landscape, such as new therapies or the withdrawal of a competing product; and

- lack of adequate funding to continue the clinical trial.

Any delays in the completion of clinical trials could increase costs, delay or prevent regulatory approval of our product candidates and impair our ability to maintain regulatory approval of and to commercialize any approved products.

There can be no assurance regarding the outcome of ongoing or planned clinical trials or the sufficiency of results from such clinical trials.

Drug research and clinical trials are inherently uncertain. There can be no assurance regarding the outcome of any ongoing or planned clinical trials, including whether such trials will meet their respective endpoints, whether severe adverse events will occur during the trials and whether the final results will ultimately be sufficient to support or maintain regulatory approval. For example, we are conducting a confirmatory Phase 3 trial of ZYNLONTA in combination with rituximab for the treatment of relapsed or refractory DLBCL. Despite ZYNLONTA having received accelerated approval from the FDA and conditional approval from the EMA and UK MHRA, ZYNLONTA may fail to achieve its endpoints in this clinical trial, which could result in our inability to maintain regulatory approval. Results from earlier-stage clinical trials are even more unpredictable due to the limited size of the clinical trials and number of unknown factors at such early stages.

Results from preclinical studies and early-stage clinical trials of a product candidate may not be predictive of results from late-stage clinical trials of that product candidate or of any other product or product candidate. In the past, despite promising results from preclinical studies and early-stage clinical trials, we have discontinued development of product candidates due to the results from late-stage clinical trials. In addition, positive and promising results from preclinical studies and clinical trials of a product or product candidate in one indication may not be predictive of results from clinical trials of that product or product candidate in other indications or in combination with other agents. There may be significant differences between clinical trials, including differences in inclusion and exclusion criteria, efficacy endpoints, dosing regimen and statistical design. For example, results from the pivotal Phase 2 clinical trial of ZYNLONTA for the treatment of relapsed or refractory DLBCL, or any other clinical trial of ZYNLONTA, may not be predictive of results from other clinical trials of ZYNLONTA, such as the confirmatory Phase 3 clinical trial, particularly those in which ZYNLONTA is used in combination with other agents and those involving different patient populations, such as the Phase 1 LOTIS-7 trial. If the results of our confirmatory trial for ZYNLONTA or the additional trials for ZYNLONTA in other indications do not meet their primary endpoints, then we may be unable to maintain regulatory approval for ZYNLONTA or obtain regulatory approval for expanded or new indications for ZYNLONTA. Failure to maintain or obtain regulatory approval for ZYNLONTA could have an adverse impact on our ability to continue to generate and grow our revenue in the future.

From time to time, we may announce or publish preliminary data, such as we had done for the LOTIS-7 trial, but such data may not be predictive of future results for the next phase of the clinical program and are subject to the risk that one or more of the outcomes may materially change as more data become available. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully evaluate all data. Therefore, positive preliminary results in any ongoing clinical trial may not be predictive of results in the completed trial. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary data should be viewed with caution until the final data are available.

Our products and product candidates may cause undesirable side effects or adverse events.

Undesirable side effects or adverse events caused by our products or product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials, result in more restrictive labeling, boxed warnings, REMS or the denial or withdrawal of regulatory approval by the FDA, the EMA or other regulatory authorities, subject us to product liability claims or require us to issue product recalls. In addition, undesirable side effects or adverse events could impair our ability to market our products, limit patients' and physicians' willingness to use our products and make it more difficult for us to obtain adequate coverage and reimbursement for our products.

In our clinical trials, we have observed certain class toxicities associated with our warheads, including elevated liver enzymes, skin rash, and effusions and edema. The prescribing information for ZYNLONTA contains warnings and precautions for effusion and edema, myelosuppression, infections, cutaneous reactions and embryo-fetal toxicity.

Such information is based on adverse events observed in our clinical trials and post-marketing information. However, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of subjects and limited duration of exposure, rare and severe side effects of our products or product candidates may only be uncovered with a significantly larger number of patients exposed to the drug. Therefore, there can be no assurance that ZYNLONTA will not cause side effects that are different or more severe in a greater proportion of patients when used by more patients as we commercialize the product. Similarly, as our other product candidates advance through late-stage clinical trials that involve more patients than earlier-stage clinical trials, these product candidates may cause side effects or adverse events that are different in nature, severity and frequency than observed in earlier-stage clinical trials.

We are also developing ZYNLONTA and certain of our product candidates in combination with other therapies, such as rituximab and bispecific antibodies. Combining therapies may cause additional, different or more severe side effects or adverse events than when a drug is used as a monotherapy. In addition, therapies used in combination may have common toxicities. When used in combination, the severity and frequency of such undesirable side effects or adverse events may be greater than the cumulative severity and frequency of such side effects or adverse events when the therapies are used as monotherapies.

In addition to our trials, there are several IITs studying Zynlonta, either as a monotherapy or in combination, and any new side effects or adverse events observed in these trials that are different in nature, severity and frequency than observed in earlier trials may require a change in our current approved labeling, impact ongoing trials, or impact our ability to maintain BLA approval for Zynlonta.

We may not be successful in our efforts to expand the market opportunity of ZYNLONTA, develop additional product candidates or build up our research pipeline.

ZYNLONTA is currently approved for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including DLBCL not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. We are undertaking clinical trials to potentially expand ZYNLONTA into other indications and into earlier lines of therapy. However, clinical development and regulatory review is inherently unpredictable and are subject to numerous risks and uncertainties described in this "Item 1A. Risk Factors" section. Failure to expand the indication(s) for ZYNLONTA could limit the market opportunity for ZYNLONTA and our potential future revenue which could have an adverse effect on our business and operations. There can be no assurance that we will succeed in expanding the market opportunity of ZYNLONTA.

A key element of our development strategy is to build a robust pipeline of ADCs targeting both novel and clinically validated cancer targets using a variety of technologies for the treatment of hematological malignancies and solid tumors. There can be no assurance that we will be able to identify suitable additional product candidates for clinical development or that our research and development efforts will yield safe, effective and commercially viable product candidates. If we are not successful in developing these new drugs, our future market opportunity and potential revenue may be negatively impacted, which could adversely impact our business and operations.

We do not control the conduct of current or any potential future investigator-initiated clinical trials, and the data from such trials is not subject to our review or quality control.

We have provided and may continue to provide clinical data from an investigator-initiated clinical trials ("IIT"). We do not control the design or administration of such trials, nor the submission, approval or maintenance of any regulatory and institutional filings required to conduct such trials. Furthermore, we have limited or no rights to audit, review or apply quality control procedures to the clinical data generated from such trials. As a result, we have no control over the conduct of such trials and the timing of any data releases from such trials and we cannot be certain that such trials are or will be conducted in accordance with applicable regulatory requirements or that the clinical data provided to us by the investigators of such trials are accurate, reliable or complete. There can be no assurance regarding the outcome or timing of any IITs, including whether such trials will meet their respective endpoint and whether severe adverse events will occur during the trials. In addition, positive preliminary results in any ongoing IIT may not be predictive of results in the completed trial.

Risks Related to Regulatory Approval and Government Regulation

We may be unable to obtain, or experience delays in obtaining, regulatory approval for our product candidates.

Our product candidates must be approved by the FDA in the United States, by the EMA in the European Union and by comparable regulatory authorities in other jurisdictions prior to commercialization. In order to obtain regulatory approval for the commercial sale of any product candidates, we must demonstrate through extensive preclinical studies and clinical trials that the product candidate is safe and effective for use in each target indication and that manufacturing of the product candidate is safe, robust and reproducible. The time and resources required to obtain regulatory approval is unpredictable, typically takes many years and significant investment following the commencement of clinical trials and depends upon numerous factors.

Regulatory authorities have substantial discretion in the approval process. They may refuse to accept any application or may decide that our data are insufficient for approval and require additional clinical trials or other studies. In this Annual Report and elsewhere in our public communications, we designate certain of our clinical trials as "pivotal" if we believe that these clinical trials, if successful, will support BLA submissions; however, there can be no assurance that any clinical trial that we designate as "pivotal" will be viewed as sufficient by the FDA, the EMA and other comparable regulatory authorities in other jurisdictions to support regulatory approval. If we are required to conduct additional clinical trials or other testing of any of our products and product candidates beyond those that are contemplated, we may incur significant additional costs and regulatory approval may be delayed or prevented.

Various regulatory programs in the United States, such as Breakthrough Therapy Designation, Fast Track Designation or Priority Review Designation, are designed to expedite the development and review of therapies to treat certain diseases. We may seek such designations, and comparable designations by foreign regulatory authorities, for one or more of our product candidates for the treatment of certain indications. However, regulatory authorities have broad discretion whether or not to grant such designations, and the receipt of such designations may not result in faster development, review or approval and does not guarantee regulatory approval.

We are developing certain of our products and product candidates in combination with other therapies. If we choose to develop a product or product candidate for use in combination with an approved therapy, we are subject to the risk that the FDA, the EMA or comparable regulatory authorities in other jurisdictions could revoke approval of, or that safety, efficacy, manufacturing or supply issues could arise with, the therapy used in combination with our product or product candidate. If the therapies we use in combination with our products and product candidates are replaced as the standard of care, the FDA, the EMA or comparable regulatory authorities in other jurisdictions may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our products, if approved only for use in combination with another approved therapy, being removed from the market or being less successful commercially. Where we develop a product or product candidate for use in combination with a therapy that has not been approved by the FDA, the EMA or comparable regulatory authorities in other jurisdictions, we may not be able to market our product or product candidate for use in combination with such an unapproved therapy, unless and until the unapproved therapy receives regulatory approval. Unapproved therapies face the same risks described with respect to our product candidates currently in development. In addition, other companies may also develop their products or product candidates in combination with the unapproved therapies with which we are developing our products and product candidates for use in combination. Any setbacks in these companies' clinical trials, including the emergence of serious adverse effects, may delay or prevent the development and approval of our products and product candidates for use in combination with an approved therapy.

Furthermore, the process and time required to obtain regulatory approval differ by jurisdiction. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. In particular, prior to regulatory approval, regulatory authorities may require additional clinical trials to be conducted with a local population. Moreover, in many countries outside the United States, a drug must be approved for reimbursement before it can be approved for sale in that country, which can take considerable time and be heavily impacted by political, economic and regulatory developments.

In addition, the approval policies or regulations of the FDA, the EMA or comparable regulatory authorities in other jurisdictions may change in a manner rendering our clinical data insufficient for approval. For example, the accelerated approval pathway has come under scrutiny within the FDA and by Congress. The FDA has put increased focus on ensuring that confirmatory studies are conducted with diligence and, ultimately, that such studies confirm the benefit. The Food and Drug Omnibus Reform Act ("FDORA") included provisions related to the accelerated approval pathway and authorized the FDA to require a post-approval study to be underway prior to approval or within a specified time period following approval. Furthermore, the Oncology Center of Excellence within the FDA is advancing Project Optimus, which is an initiative to reform the dose optimization and dose selection paradigm in oncology drug development to emphasize selection of an optimal dose, which is a dose or doses that maximizes not only the efficacy of a drug but the safety and tolerability as well. This shift from the prior approach, which generally determined the maximum tolerated dose, may require sponsors to spend additional time and resources to further explore a product candidate's dose-response relationship to facilitate optimum dose selection in a target population. These and other policies of the FDA, the EMA or comparable regulatory authorities in other jurisdictions may increase the time and costs associated with regulatory approval. Other recent Oncology Center of Excellence initiatives have included Project FrontRunner, a new initiative with a goal of developing a framework for identifying candidate drugs for initial clinical development in the earlier advanced setting rather than for treatment of patients who have received numerous prior lines of therapies or have exhausted available treatment options, and Project Equity, which is an initiative to ensure that the data submitted to the FDA for approval of oncology medical products adequately reflects the demographic representation of patients for whom the medical products are intended. More recently, as part of FDORA, sponsors will be required to submit Diversity Action Plans ("DAPs") for Phase 3 studies or other pivotal studies of new drugs. DAPs must include the sponsor's goals for enrollment for such studies, disaggregated by age group, sex, and racial and ethnic demographic characteristics of clinically relevant study populations; the sponsor's rationale for such goals; and an explanation of how the sponsor intends to meet such goals. FDA is scheduled to issue final guidance on DAPs by late June 2025, and these requirements are scheduled to be implemented in late 2025. However, there remains significant uncertainty regarding the final details of these requirements and their impact on development programs.

We may be unable to maintain regulatory approval for any approved products.

As part of regulatory approval, we may be subject to a number of post-marketing requirements and commitments, such as post-marketing studies or clinical trials, surveillance to monitor the safety or efficacy of any approved product and risk evaluation and mitigation strategies. For example, our post-marketing obligations with respect to ZYNLONTA include a confirmatory trial to verify and describe the clinical benefit of ZYNLONTA, a deferred pediatric trial and a trial in patients with hepatic impairment. For ZYNLONTA and for any other products for which we receive accelerated approval from the FDA or conditional approval from the EMA or comparable regulatory authorities in other jurisdictions, we are required to complete confirmatory clinical trials. The FDA may withdraw approval of our products approved under the accelerated approval pathway if, for example, the clinical trial(s) required to verify the predicted clinical benefit of a product fails to verify such benefit or does not demonstrate sufficient clinical benefit to justify the risks associated with the product for any reason, including censoring of patients, other evidence demonstrates that a product is not shown to be safe or effective under the conditions of use, we fail to conduct any required post-marketing confirmatory clinical trial with due diligence or we disseminate false or misleading promotional materials relating to the relevant product. There can be no assurance that we will receive full approval or maintain the current accelerated approval for ZYNLONTA for the treatment of relapsed or refractory DLBCL or that we will receive full approval for ZYNLONTA in other indications or for any of our product candidates for which we receive accelerated approval. In addition, any products for which we receive regulatory approval in a particular jurisdiction and the activities associated with their commercialization, including testing, manufacture, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, will be subject to comprehensive regulation by the FDA, the EMA or comparable regulatory authorities in other jurisdictions. These requirements include, without limitation, submissions of safety and other post-marketing information and reports, registration and listing requirements, the FDA's cGMP requirements or comparable requirements in foreign jurisdictions, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, including periodic inspections by the FDA, the EMA or comparable regulatory authorities in other jurisdictions, requirements regarding the distribution of samples to physicians, tracking and reporting of payments to physicians and other healthcare providers and recordkeeping. If we are unable to complete the required confirmatory or post-marketing studies, if such studies fail to meet their safety and efficacy endpoints or if we otherwise fail to comply with post-marketing requirements and regulations, we may be unable to maintain regulatory approval for any approved products.

The policies of the FDA, the EMA and comparable regulatory authorities in other jurisdictions may change and additional regulations may be enacted. If we are slow or unable to adapt to changes in existing requirements or to the adoption of new requirements, or not able to maintain regulatory compliance, we may lose any regulatory approval that may have been obtained. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad, as the regulatory environment changes rapidly.

We may not receive Orphan Drug Designation for our product candidates.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. In the United States, orphan drug designation entitles a party to financial incentives such as tax advantages and user fee waivers and exemptions. In addition, if a product receives the first FDA approval for the condition for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same condition for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity for the orphan indication following drug or biological product approval, provided that the criteria for orphan designation are still applicable at the time of the granting of the marketing authorization. This period may be reduced to six years if, at the end of the fifth year, the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. The respective orphan drug designation and exclusivity frameworks in the United States and in the European Union are subject to change, and any such changes may affect our ability to obtain, or the impact of obtaining, European Union or U.S. orphan designations in the future.

We may pursue orphan drug designation for one or more of our other product candidates. However, obtaining an orphan drug designation can be difficult, and we may not be successful in doing so. Even if we obtain orphan drug designation, we may not be able to maintain such designation. For example, in the process of seeking marketing authorization in the European Union, the Committee for Orphan Medicinal Products recommended to not uphold ZYNLONTA's previously granted orphan drug designation. Orphan drug designation neither shortens the development time or regulatory review time of a product candidate nor gives the product candidate any advantage in the regulatory review or approval process. Even if we obtain orphan drug designation for our product candidates in specific conditions, we may not be the first to obtain regulatory approval of these product candidates for the orphan-designated condition and therefore we may not be eligible for orphan drug exclusivity in the U.S. In addition, exclusive marketing rights in the United States may not be awarded if we seek approval for an indication broader than the orphan-designated condition or, if awarded, may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Furthermore, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different ADCs with different monoclonal antibody elements or functional elements of the conjugated molecule can be approved for the same condition. Even after an orphan product is approved, the FDA can subsequently approve the same ADC with the same monoclonal antibody element and functional element of the conjugated molecule for the same condition if the FDA concludes that the later ADC is safer, more effective or makes a major contribution to patient care. Our inability to obtain orphan drug designation for any product candidates for the treatment of rare cancers and/or our inability to maintain that designation for the duration of the applicable exclusivity period, could reduce our ability to make sufficient sales of the applicable product candidate to balance our expenses incurred to develop it.

We may not receive the 12 years of data exclusivity from our anticipated Reference Product Exclusivity or data exclusivity in other jurisdictions.

We believe ZYNLONTA is the first loncastuximab tesirine product to have been licensed by the FDA and should be entitled to a period of 12 years of Reference Product Exclusivity ("RPE"). However, the FDA has not yet awarded ZYNLONTA such RPE, and the FDA may not do so for unknown reasons. The Biologics Price Competition and Innovation Act of 2009 (the "BPCIA") established an abbreviated pathway to licensure for follow-on biologics called biosimilars. Biosimilars are biological products approved under section 351(k) of the Public Health Act Service Act ("PHS

Act") relying on the FDA's findings of safety, purity, and potency for a licensed biologic ("Reference Product") submitted pursuant to section 351(k) of the PHS Act. A biosimilar is highly similar to its Reference Product, excluding minor differences in clinically inactive components for which there are no clinically meaningful differences between the proposed biological product and the Reference Product in safety, purity, or potency. Certain biosimilars may be substituted for the Reference Product in accordance with state law.

The BPCIA provides a 12-year period of RPE during which the FDA may not license a biosimilar application relying on the Reference Product; the applicant may not submit a biosimilar application relying on the Reference Product for the first 4 years of the 12-year RPE period. That RPE runs from the "date of first licensure," which is the date that the FDA first licensed the Reference Product, and when such a period of RPE is awarded to a given Reference Product, it is listed in the FDA's Database of Licensed Biological Products (the "Purple Book") as a "Date of First Licensure." The FDA historically has been slow to make these determinations and often does not do so until there is a biosimilar application pending.

RPE is available unless the putative Reference Product falls under one of several exclusions. Specifically, RPE is not available where licensure is for a supplement for the putative Reference Product or where the licensure is for a subsequent application filed by the same sponsor or manufacturer of the biological product for a change other than a modification to the structure of the biological product that results in a change in safety, purity, and potency. The "same sponsor" includes any licensor, predecessor in interest, or other related entity. For each putative Reference Product, the FDA assesses whether an application is considered a subsequent application filed by the same sponsor or manufacturer of the biological product and whether there is a modification to the structure of the biological product previously licensed by such an entity. If there is a structural modification, the FDA then determines whether such modification would result in a change in safety, purity, or potency.

ZYNLONTA is listed in the Purple Book, but the FDA has not yet listed a Date of First Licensure. Accordingly, it is unclear whether the FDA will award ZYNLONTA its 12 years of RPE. While we are not aware of any disqualifying factors, the FDA could determine that ZYNLONTA is not entitled to RPE if it determines that an entity related to us received licensure of a similar molecule in the past.

Even if ZYNLONTA does receive its 12 years of exclusivity, the value of RPE is limited. As data exclusivity, RPE would not preclude subsequent licensure of a similar or related product unless the application sought to rely on the FDA's findings of safety, purity, and potency for ZYNLONTA in a biosimilar application filed pursuant to Section 351(k) of the PHS Act. Accordingly, the FDA could approve an identical loncastuximab tesirine product with full studies demonstrating safety, purity, and potency submitted under section 351(a) of the PHS Act. The FDA could also approve loncastuximab tesirine for a different indication or with a different route of administration or formulation despite any RPE for ZYNLONTA.

If we are found to have improperly promoted off-label use of our products, we may become subject to significant liability.

The FDA, the EMA and comparable regulatory authorities in other jurisdictions strictly regulate the promotional claims that may be made about prescription drug products, such as our products. While physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications, a product may not be promoted for uses that are not approved by the applicable regulatory authority as reflected in the product's approved labeling or for uses inconsistent with the product's approved labeling. For example, despite ZYNLONTA being approved for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including DLBCL not otherwise specified, DLBCL arising from low grade lymphoma and high-grade B-cell lymphoma, if our promotional materials and related activities are not consistent with the approved labeling or if physicians, in their professional medical judgment, nevertheless prescribe the drug product to their patients in a manner that is inconsistent with the approved labeling, we may be subject to claims that we promoted off-label use or otherwise violated applicable regulations. In addition, although we believe our warhead may provide for superior efficacy as compared to marketed ADCs, without head-to-head data, we will be unable to make comparative claims for our products. If we are found to have promoted such off-label use or made such unsubstantiated comparative claims, we may become subject to significant liability under the Federal Food, Drug, and Cosmetic Act (the "FDCA") and other statutory authorities, such as laws prohibiting false claims for reimbursement.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions, private litigation and adverse publicity and could negatively affect our operating results and business.

We receive, generate and store significant and increasing volumes of sensitive information, such as employee and patient data. In addition, we actively seek access to medical information, including patient data, through research and development collaborations or otherwise. We and any potential collaborators may be subject to federal, state, local and foreign laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data, including the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 ("HITECH"), the Regulation 2016/679, known as the General Data Protection Regulation (the "GDPR"), as well as European Union member state implementing legislations, the UK General Data Protection Regulation ("UK GDPR") and the Swiss Federal Act on Data Protection. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, and often are not pre-empted by HIPAA. For example, the California Consumer Privacy Act of 2018 ("CCPA") as amended by the California Privacy Rights Act of 2020 ("CPRA") on January 1, 2023, imposes obligations on businesses to which it applies, including, but not limited to, providing specific disclosures in privacy notices, affording California residents certain rights related to their personal data, although it exempts some data processed in the context of clinical trials, expanding consumers' rights with respect to certain sensitive personal information, and creating a new state agency that is vested with authority to implement and enforce the CCPA and CPRA. Virginia's Consumer Data Protection Act, which took effect on January 1, 2023, requires businesses subject to the legislation to conduct data protection assessments in certain circumstances and requires opt-in consent from consumers to acquire and process their sensitive personal information, which includes information revealing a consumer's physical and mental health diagnosis and genetic and biometric information that can identify a consumer. In addition, Colorado enacted the Colorado Privacy Act, and Connecticut enacted the Connecticut Data Privacy Act, each of which took effect on July 1, 2023, and Utah enacted the Consumer Privacy Act, which became effective on December 31, 2023, and each of these laws may increase the complexity, variation in requirements, restrictions and potential legal risks, and could require increased compliance costs and changes in business practices and policies. Other states have also enacted, proposed, or are considering proposing, data privacy laws, which could further complicate compliance efforts, increase our potential liability and adversely affect our business. These laws and regulations are complex and change frequently, at times due to changes in political climate, and existing laws and regulations are subject to different and conflicting interpretations, which adds to the complexity of processing personal data from these jurisdictions. Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions, which could include civil, criminal and administrative penalties, private litigation, and adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals' privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

If we are unable to comply, or do not fully comply, with applicable fraud and abuse, transparency, government price reporting, privacy and security, and other healthcare laws, we could face substantial penalties.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of our products for which we obtain marketing approval. Our operations, including any arrangements with healthcare providers, physicians, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. The healthcare laws that may affect our ability to operate include, but are not limited to:

◦ The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term "remuneration" has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers, and formulary managers, on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.

• Federal civil and criminal false claims laws, such as the False Claims Act ("FCA"), which can be enforced by private citizens through civil qui tam actions, and the Civil Monetary Penalties Law prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes "any request or demand" for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to "cause" the submission of false or fraudulent claims.

- HIPAA, which, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, or willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services.

- HIPAA, as amended by HITECH, and its implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates and covered subcontractors that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions.

- Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

- The federal transparency requirements under the Physician Payments Sunshine Act, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children's Health Insurance Program to report annually to the Centers for Medicare & Medicaid Services (the "CMS") information related to payments and other transfers of value provided to physicians, as defined by such law, certain other healthcare professionals, and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician's immediate family members.

- State and foreign laws that are analogous to each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers.

- State and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other healthcare providers; state laws that require the reporting of marketing expenditures or drug pricing, including information pertaining to and justifying price increases; state and local laws that require the registration of pharmaceutical sales representatives; state laws that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals; state laws that require the posting of information relating to clinical trials and their outcomes.

Ensuring that our operations and business arrangements with third parties comply with applicable healthcare laws and regulations is costly. If our operations are found to be in violation of any of these laws or any other current or future healthcare laws that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management's attention from the operation of our business, even if our defense is successful.

Healthcare reform legislation and other changes in the healthcare industry and in healthcare spending may adversely affect our business model.

Our revenues and revenue prospects could be affected by changes in healthcare spending and policies in the United States, the European Union and any other potential jurisdictions in which we or our collaborators may seek to commercialize our products. We operate in a highly regulated industry, and new laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, related to healthcare availability, the method of delivery and payment for healthcare products and services could negatively affect our business, financial condition and prospects. There is significant interest in promoting healthcare reforms, and it is likely that federal and state legislatures within the United States and the governments of other countries will continue to consider changes to existing healthcare legislation. For example, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare and prescription drug costs, including the Budget Control Act (which, subject to certain sequestration periods, imposed 2% reductions in Medicare payments to providers per fiscal year) and the Infrastructure Investment and Jobs Act (which added a requirement for manufacturers of certain single-source drugs (including biologics and biosimilars) separately paid for under Medicare Part B for at least 18 months and marketed in single-dose containers or packages (known as refundable single-dose container or single-use package drugs), such as ZYNLONTA, to provide annual refunds for any portions of the dispensed drug that are unused and discarded if those unused or discarded portions exceed an applicable percentage defined by statute or regulation) which requirement has caused and we expect will continue to cause a significant adverse effect on ZYNLONTA net sales and thus our results of operations.

These initiatives culminated in the enactment of the Inflation Reduction Act ("IRA"), which, among other things, allows the U.S. Department of Health and Human Services ("HHS") to directly negotiate the selling price of a statutorily specified number of drugs and biologics each year that the Centers for Medicare & Medicaid Services ("CMS") reimburses under Medicare Part B and Part D. The negotiated price may not exceed a statutory ceiling price. Only high-expenditure single-source biologics that have been approved for at least 11 years (7 years for single-source drugs) can be selected by CMS for negotiations, with the negotiated price taking effect two years after the selection year. For 2026, the first year in which negotiated prices become effective, CMS selected 10 high-cost Medicare Part D products in 2023, negotiations began in 2024, and the negotiated maximum fair price for each product has been announced. CMS has selected 15 additional Medicare Part D drugs for negotiated maximum fair pricing in 2027. For 2028, an additional 15 drugs, which may be covered under either Medicare Part B or Part D, will be selected, and for 2029 and subsequent years, 20 Part B or Part D drugs will be selected. A drug or biological product that has an orphan drug designation for only one rare disease or condition will be excluded from the IRA's price negotiations requirements, but loses that exclusion if it has designations for more than one rare disease or condition, or if is approved for an indication that is not within that single designated rare disease or condition, unless such additional designation or such disqualifying approvals are withdrawn by the time CMS evaluates the drug for selection for negotiation. The IRA also penalizes drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation, and in November 2024, CMS finalized regulations for these Medicare Part B and Part D inflation rebates. In addition, the IRA requires manufacturers that wish for their drugs to be covered by Medicare Part D to provide statutorily defined discounts to Part D enrollees. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, some significant, including civil monetary penalties. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. These provisions began taking effect progressively in 2023, although they may be subject to legal challenges. Thus, while it is unclear how some provisions of the IRA will be implemented, we are liable for Part B inflation rebates for ZYNLONTA under the IRA, which has and will continue to negatively impact our gross-to-net adjustment for ZYNLONTA sales.

Congress and CMS also continue to increase federal oversight on manufacturers participating in Medicaid and the Medicaid drug rebate program. In September 2024, CMS finalized a rule to implement certain provisions of the Medicaid Services Investment and Accountability Act of 2019 that increases the burden for manufacturers to report drug pricing information without error, and their potential liability if they fail to do so. For example, CMS can, in certain circumstances, ask a manufacturer to share findings from an internal investigation if the manufacturer seeks to correct a price report submitted more than three years prior. The final rule also expands the circumstances in which CMS may penalize manufacturers for misclassifying a drug in its price reporting and, for the first time, allows CMS to suspend a Medicaid rebate agreement for a manufacturer's failure to correct a misclassification, or a failure to submit the required pricing reports, within 90 calendar days receiving notice. These changes in the Medicaid program increase the burden for manufacturers to report drug pricing information without error, and their potential liability if they fail to do so. Finally, there is ongoing litigation in federal courts that may change the scope of the 340B program, a drug discount program for charge certain safety net healthcare providers, in incoming years.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.

We expect that additional state and federal healthcare reform measures will be adopted in the future. Any adopted healthcare reform measure could reduce the ultimate demand for our products or put pressure on our product pricing. It is likely that federal and state legislatures within the United States and foreign governments will continue to consider changes to existing healthcare legislation. We cannot predict the reform initiatives that may be adopted in the future or whether initiatives that have been adopted will be repealed or modified.

Risks Related to Commercialization and Manufacturing

We or our foreign commercialization partners may not be able to successfully commercialize our products.

To successfully commercialize our products, we must attract and retain qualified selling and marketing personnel and attain significant market acceptance of our products. We face significant competition for qualified personnel. See "—We face substantial competition, which may result in others discovering, developing or commercializing products, treatment methods or technologies before or more successfully than we do." Establishing market acceptance of our products among physicians, patients, patient advocacy groups, third-party payors and the medical community is complex and resource intensive. The risk of our inability to establish market acceptance may be heightened as our products represent novel treatment methods and be influenced by factors beyond our control, including perceptions of ADC products generally or those of our competitors and coverage and reimbursement for our products. Further, changes to our commercialization strategy may result in disruptions to and adverse impacts on our commercialization efforts. If we do not successfully commercialize our products, we may not generate significant product revenues and may not receive a satisfactory return on our investment into the research and development of those products.

Alternatively, we have established collaborations with third parties to commercialize our product. See "Item 1. Business—Material Contracts." In such collaborations, we depend on the performance of the contractual counterparty, over which we have limited control. Therefore, such collaborations may generate lower product revenues or profit than if we were to commercialize our products ourselves. We may wish to establish additional collaborations with third parties to commercialize our product. We may not be successful in entering into such marketing and distribution arrangements with third parties or in entering in such marketing and distribution arrangements with third parties on favorable terms. Moreover, such arrangements are complex and time-consuming to negotiate, document and implement and they may require substantial resources to maintain.

Coverage and reimbursement may be limited or unavailable for our products.

In both domestic and foreign markets, sales of our products will depend substantially on the extent to which the costs of our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors decide which products will be covered and establish reimbursement levels for those products. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize our products.

Obtaining coverage approval and reimbursement from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor, which we may be unable to provide. In particular, there is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, there is no uniform policy for coverage and reimbursement and, as a result, coverage and reimbursement can differ significantly from payor to payor. The principal decisions about reimbursement for new medicines are typically made by the CMS, which decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors often, but not always, follow the CMS's decisions regarding coverage and reimbursement. Further, coverage policies and third-party payor reimbursement rates may change at any time. It is difficult to predict what third-party payors will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Further, one payor's determination to provide coverage and adequate reimbursement for a product does not assure that other payors will also provide coverage and adequate reimbursement for that product. In Europe, pricing and reimbursement schemes may be more restrictive than those in the United States and vary widely from country to country and may require additional clinical trials and additional cost-effectiveness assessments. Many foreign jurisdictions provide nationalized healthcare which may impact the ability to obtain coverage or the amount of reimbursement. In addition, countries may restrict the price of products through the use of nationalized tender processes, controls on the profitability of drug companies, guidance to physicians to limit prescriptions, reference pricing and parallel distribution. Furthermore, many countries have increased the amount of discounts required on pharmaceutical products. This risk may be heightened by our collaboration with Sobi, pursuant to which we do not control the commercialization of, including obtaining coverage and reimbursement for, ZYNLONTA. The downward pressure on healthcare costs in general, and prescription products in particular, has become increasingly intense.

Furthermore, the containment of healthcare costs has become a priority of governments and private third-party payors. Governments and private third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We also expect to experience pricing pressures due to the trend towards managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. In particular, we contract with group purchasing organizations, which increases our gross-to-net deductions. These and other cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower-than-anticipated product revenues. In addition, the publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if coverage and adequate reimbursement of our products is unavailable or limited in scope or amount, our revenues and the potential profitability of our products in those countries would be negatively affected.

Our products and product candidates are complex and difficult to manufacture.

Our products and product candidates are complex and difficult to manufacture. Problems with the manufacturing process, including even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims, and insufficient inventory, negative impact on our sales and results of operations and make us a less attractive collaborator for potential partners. We may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA, EMA or other applicable standards or specifications with consistent and acceptable production yields and costs. In the past, we have received batches of certain of ZYNLONTA and our product candidates that did not meet our specifications. There can be no assurance that manufacturing issues will not occur in the future. We currently rely on third parties to manufacture all our raw materials, components and finished products, many of which are sole source suppliers, and this risk may be heightened by our reliance on CMOs to produce our products and product candidates. See "—Risks Related to Our Relationship with Third Parties." In particular, our products, product candidates and research pipeline use highly potent cytotoxins and payloads and complex conjugation technology that require special manufacturing and handling, which may subject us to liability for any contamination or injury, or failure to comply with environmental, health and safety laws and regulations.

Increases in the costs and expenses of components or raw materials may also adversely influence our business, results of operations and financial condition. Supply sources could be interrupted from time to time and, if interrupted, it is not certain that supplies could be resumed, whether in part or in whole, within a reasonable time frame and at an acceptable cost, or at all. This risk is heightened by our use of sole source suppliers. The cost to manufacture our products could be significantly greater than we expect, which could limit the market acceptance of our products or reduce our potential profit on such product sales.

Furthermore, given the nature of biologics manufacturing, there is a risk of contamination during manufacturing. Any contamination could materially harm our ability to produce products and product candidates on schedule and could cause reputational damage. Some of the raw materials required in our manufacturing process are derived from biologic sources, which are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of any products or product candidates could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could materially harm our development timelines and our business, financial condition, results of operations and prospects.

The market opportunities for our products and product candidates may be smaller than we estimate and any approval that we obtain may be based on a narrower definition of the patient population.

Our projections of the number of people who have the cancers we are targeting, the subset of people with these cancers in a position to receive a certain line of therapy and who have the potential to benefit from treatment with our products and product candidates, and the market opportunity for our products and product candidates, are based on estimates derived from a variety of sources, including scientific literature, surveys of clinicians and healthcare professionals and other forms of market research. These estimates may be inaccurate or based on imprecise data and are based on assumptions such as labeling, pricing, acceptance by HCPs and patients, patient access and pricing and reimbursement. The number of patients in the addressable markets may turn out to be lower than expected, new treatments may be approved in the future which may reduce our potential market opportunity, the pricing, coverage and reimbursement of our product candidates may be unfavorable, patients may not be otherwise amenable to treatment with our products and product candidates or new patients may become increasingly difficult to identify or gain access to, all of which could negatively impact our market opportunity estimate and materially adversely affect our business, financial condition, results of operations and prospects.

We face substantial competition, which may result in others discovering, developing or commercializing products, treatment methods or technologies before or more successfully than we do.

Our industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition with respect to our current products and product candidates and will face competition with respect to any products and product candidates that we may seek to develop or commercialize in the future. Our competitors include large pharmaceutical and biotechnology companies, academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Many of our competitors have significantly greater financial resources and capabilities in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approval and marketing than we do. Furthermore, mergers and acquisitions in the biotechnology industry may result in even more resources being concentrated among a smaller number of our competitors.

Many companies are active in the oncology market and are developing or marketing products for the specific therapeutic markets that we target, including both ADC and non-antibody drug conjugate therapies. Similarly, we also face competition from other companies and institutions that continue to invest in innovation in the ADC field, including new payload classes, new conjugation approaches and new targeting moieties. Specifically, we are aware of multiple companies with ADC technologies that may be competitive with our product and product candidates, including, but not limited to, AbbVie, Inc., Daiichi Sankyo Company, Genmab, GlaxoSmithKline plc, Gilead Sciences, Inc., Johnson & Johnson, Mersana Therapeutics Inc., Sanofi S.A., Roche Holding AG, Pfizer Inc. and Zymeworks, Inc. There are hundreds of ADCs in development, the vast majority of which were being developed for the treatment of cancer.

In the relapsed or refractory DLBCL setting, for which we have developed ZYNLONTA, current 3L treatment options include CAR-T, allogeneic stem cell transplant, polatuzumab in combination with bendamustine and a rituximab product, selinexor, tafasitamab in combination with lenalidomide, chemotherapy using small molecules and bispecific antibodies. If ZYNLONTA is approved for use as a 2L treatment for DLBCL patients, we will continue to compete with CAR-T, autologous stem cell transplant, rituximab in combination with chemotherapies, polatuzumab in combination with bendamustine and a rituximab product, and tafasitamab in combination with lenalidomide. In addition, we expect potential future competition from bispecific antibodies such as glofitamab and epcoritamab alone or in combinations with chemotherapies or polatuzumab to gain approval in the 2L treatment of DLBCL.

Risks Related to Our Relationship with Third Parties

We rely on third parties to conduct preclinical studies and clinical trials and for the manufacture, production, storage and distribution of our products and product candidates and certain commercialization activities for our products.

We rely, and we expect that we will continue to rely, on CROs and other third parties to assist in managing, monitoring and otherwise carrying out preclinical studies and clinical trials of our products and product candidates and CMOs and other third parties for the manufacture, production, storage and distribution of our products and product candidates and certain commercialization activities for our products, including government pricing, reporting and chargeback and rebate processing, pharmacovigilance and adverse event reporting. We have less control over the activities of third parties than we would otherwise have if we relied entirely upon our own staff and we are exposed to different risks, including all the risks associated with such third parties' businesses and financial condition, than if we performed such functions ourselves. There can be no assurance that these third parties will perform services for us in accordance with our timelines, standards and expectations. If these third parties do not successfully carry out their duties under their agreements or otherwise fail to comply with regulatory requirements, we may experience delays in our research and development activities, be unable to obtain and maintain regulatory approval, be unable to commercialize our products and be required to issue product recalls. In addition, if any of our relationships with these third parties terminate, we may not be able to enter into alternative arrangements on a timely basis or on commercially reasonable terms, and even if successful in entering into alternative arrangements, we may experience significant delays during the transition. This risk may be heightened by our use of single-source supplier arrangements. Furthermore, if a CMO or other third-party manufacturer cannot maintain a compliance status acceptable to the FDA, or if the EMA or a comparable regulatory authority in another jurisdiction does not approve these facilities for the manufacture of our products and product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would be time-consuming, costly and uncertain and significantly impact our ability to develop, obtain regulatory approval for, source adequate supply of or market our products and product candidates.

Our collaborators may not perform as expected, and we may be unable to maintain existing or establish additional collaborations for the development and commercialization of our products and product candidates.

We have entered into, and may in the future may enter into, collaboration agreements with third parties for the development and commercialization for products, product candidates and/or research programs. See "Item 1. Business—Material Contracts" for a description of such agreements that are material to us. There can be no assurance that we will be able to enter into additional collaboration agreements on favorable terms, or at all. Even if we are successful in our efforts to establish collaborations, we may not be able to maintain such collaborations if, for example, development or approval of a product or product candidate is delayed or sales of an approved product are disappointing. If we fail to establish and maintain collaborations, we could bear all of the risk and costs related to the development and commercialization of any such product or product candidate, which may require us to seek additional financing, hire additional employees and otherwise develop expertise for which we have not budgeted, and may have a detrimental effect on our financial position by reducing or eliminating the potential for us to receive technology access and license fees, milestones and royalties, and/or reimbursement of development costs.

In such collaborations, we will depend on the performance of our collaborators. Our collaborators may fail to perform their obligations under the collaboration agreements or may not perform their obligations in a timely manner. If conflicts arise between our collaborators and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Furthermore, our collaborators may not properly obtain, maintain, enforce or defend our intellectual property or proprietary rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation. In addition, we cannot control the amount and timing of resources our collaborators may devote to our products and product candidates. They may separately pursue competing products, therapeutic approaches or technologies to develop treatments for the diseases targeted by us. Competing products, either developed by the collaborators or to which the collaborators have rights, may result in the withdrawal of support for our products and product candidates. Even if our collaborators continue their contributions to the strategic collaborations, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Additionally, if our collaborators pursue different clinical or regulatory strategies with their product candidates based on similar technology as is used in our products and product candidates, adverse events with their product candidates could negatively affect our products and product candidates. Any of these developments could harm our development and commercialization efforts, which adversely impact our business and operations.

Risks Related to Intellectual Property

If we are unable to obtain, maintain or protect our intellectual property rights in any products or technologies we develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, third parties could develop and commercialize products and technology similar or identical to ours, and we may not be able to compete effectively in our market.

Our success depends in significant part on our own and any of our licensors' ability to obtain, maintain and protect patents and other intellectual property rights and operate without infringing, misappropriating, or otherwise violating the intellectual property rights of others. To protect our proprietary position, we have filed numerous patent applications both in the United States and in foreign jurisdictions to obtain patent rights to inventions we have developed that are important to our business. We have also licensed from third parties rights to patents and other intellectual property, including from MedImmune with respect to the PBD technology we use for our PBD-based ADCs and from other parties for some of our other product candidates and related technology. If we or our current or future licensors are unable to obtain or maintain patent protection with respect to such inventions and technology, our business, financial condition, results of operations and prospects could be materially harmed.

The patent prosecution process is expensive, time-consuming and complex and uncertain, and we and our current or future licensors may not be able to prepare, file, prosecute, maintain and enforce all necessary or desirable patent applications at a reasonable cost or in a timely manner. Patents may be invalidated and patent applications may not be granted for a number of reasons, including known and unknown prior art (including our own prior art), deficiencies in the patent applications or the lack of novelty of the underlying inventions or technology. It is also possible that we or our current and future licensors will fail to identify patentable aspects of inventions made in the course of research, development and commercialization activities in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research, development and commercialization activities, such as our employees, corporate collaborators, outside scientific collaborators, CROs, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such activities before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, publications of discoveries in the scientific literature often lag behind actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until eighteen months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our current or future licensors were the first to make the inventions claimed in our owned or licensed patents or patent applications, or that we or our current or future licensors were the first to file for patent protection of such inventions.

Moreover, in some circumstances, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering technology that we license from third parties, and are reliant on our licensors. For example, pursuant to our agreements with MedImmune, MedImmune retains control of the preparation, filing, prosecution, maintenance, enforcement and defense of certain of the patents and patent applications licensed to us. Therefore, these patents and applications may not be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. If our current or future licensors fail to prosecute, maintain, enforce or defend such patents and other intellectual property rights, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, or lose rights to those patents or patent applications, the rights that we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products and product candidates that are the subject of such licensed rights could be adversely affected.

The patent position of biotechnology companies generally is highly uncertain, involves complex legal and factual questions and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors' patent rights are highly uncertain. Our owned and licensed pending and future patent applications may not result in patents being issued which protect the products or technologies we develop, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Moreover, the patent examination process may require us or our current and future licensors to narrow the scope of the claims of our owned or licensed pending and future patent applications, which may limit the scope of patent protection that may be obtained. Additionally, the scope of patent protection can be reinterpreted after issuance. Even if our owned or licensed pending and future patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we hold or in-license may be challenged, narrowed, circumvented or invalidated by third parties in court or in patent offices in the United States and abroad. Our owned or licensed patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then, only to the extent the issued claims cover the technology. Our competitors or other third parties may also be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.

We may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office ("USPTO"). We cannot assure you that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our products and product candidates, third parties may initiate an opposition, interference, reexamination, post-grant review, *inter partes* review, nullification or derivation action in court or before patent offices, or other proceedings challenging the inventorship, validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. An adverse determination in any such proceeding or litigation could reduce the scope of, or invalidate, the patent rights we own or license, allow third parties to commercialize the products or technologies we develop and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Such proceedings also may result in substantial cost and require significant time and attention from our scientific and management personnel, even if the eventual outcome is favorable to us. Consequently, there can be no assurance that any product, product candidate or technology we develop will be protectable or remain protected by valid and enforceable patents. In addition, if the breadth or strength of protection provided by our patents or patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products and product candidates.

Because patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we or our current and future licensors were the first to file any patent application related to a product or product candidate. Furthermore, if third parties have filed such patent applications on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If third parties have filed such applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether our invention was derived from theirs. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful, and our issued patents covering one or more of our products, product candidates or technologies or the technology we use in our products and product candidates, could be found invalid or unenforceable if challenged in court.

Competitors and other third parties may infringe, misappropriate or otherwise violate our issued patents or other intellectual property or the patents or other intellectual property of our licensors. To protect our competitive position, we or our licensors may, from time to time, resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to us, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. Enforcement of intellectual property rights is difficult, unpredictable and expensive, and many of our or our licensors' or collaboration partners' adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaboration partners can. Accordingly, despite our or our licensors' or collaboration partners' efforts, we or our licensors or collaboration partners may not prevent third parties from infringing upon, misappropriating or otherwise violating intellectual property rights we own or control, particularly in countries where the laws may not protect those rights as fully as in the United States and the European Union. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. We may fail in enforcing our rights, in which case third parties, including our competitors, may be permitted to use our technology without being required to pay us any license fees.

If we or one of our current or future licensors were to initiate legal proceedings against a third party to enforce a patent covering one of our products or product candidates, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States and in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. A claim for a validity challenge may be based on failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. A claim for unenforceability could involve an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or the European Patent Office or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO or an equivalent foreign body, even outside the context of litigation. Potential proceedings include reexamination, post-grant review, *inter parte*s review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our technology or any products or product candidates that we may develop. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or product candidates or certain aspects of the technology we use in our products and product candidates, and third parties, including our competitors, could compete directly with us, without payment to us. Such a loss of patent protection could have a material adverse impact on our business, financial condition, results of operations and prospects. Further, litigation could result in substantial costs and diversion of management resources, regardless of the outcome, and this could harm our business and financial results. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.

In addition, our patents or the patents of our licensors may become involved in inventorship or priority disputes. Interference proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our or our licensors' patents or patent applications. If we or our licensors are unsuccessful in any interference proceedings to which we or they are subject, we may lose valuable intellectual property rights through the loss of one or more patents owned or licensed or our owned or licensed patent claims may be narrowed, invalidated or held unenforceable. If we or our licensors are unsuccessful in any interference proceeding or other priority or inventorship dispute, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority of inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture and commercialization of one or more of the products and product candidates we may develop. The loss of exclusivity or narrowing of our owned or licensed patent claims could limit our ability to stop others from using or commercializing similar or identical technology and products. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose the ability to continue the development and commercialization of our products and product candidates.

We are party to a number of intellectual property and technology licenses that are important to our business. For example, the PBD technology we use to generate our PBD-based ADCs was developed by, and is licensed on a target-exclusive basis from, MedImmune. If we fail to comply with our obligations under these or our other agreements, including payment and diligence terms, our current and future licensors may have the right to terminate these agreements, in which event we may not be able to develop, manufacture, market or sell any product that is covered by these agreements or may face other penalties under these agreements. Such an occurrence could adversely affect the value of the products and product candidates being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements, which may not be available to us on equally favorable terms, or at all, or cause us to lose our rights under these agreements, including our rights to intellectual property or technology important to our development programs. Accordingly, termination of these agreements may require us to cease the development of our products and product candidates.

In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreements. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected products and product candidates. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be successful in obtaining additional intellectual property rights necessary or required to further develop our products and product candidates.

A third party may hold intellectual property, including patent rights, that is important or necessary to the development of our products and product candidates. In order to avoid infringing these third-party patents, we may find it necessary or prudent to obtain licenses from such third-party intellectual property holders. Moreover, we may need to obtain additional licenses from our existing licensors and others to advance our research or allow commercialization of products and product candidates we may develop. In addition, many of our patents are co-owned with MedImmune, which licenses its interest in such patents to us. With respect to any patents we co-own with third parties, we may require licenses to such co-owners' interest to such patents. In addition, we may need the cooperation of any co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. We may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes or other intellectual property rights from third parties that we identify as necessary for products and product candidates we develop. The licensing or acquisition of third-party intellectual property rights is a competitive area, and more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. As a result, we may be unable to obtain any such licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our technology, products, product candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected products and product candidates, which could significantly harm our business, financial condition, results of operations and prospects. In addition, even if we obtain a license, it may be non-exclusive, thereby giving third parties, including our competitors, access to the same technologies licensed to us. In addition, any license we obtain could require us to make substantial licensing and royalty payments. If we are unable to obtain an exclusive license to any third-party or co-owned patents or patent applications, such parties may be able to license their rights to other third parties, including our competitors, and such third parties could market competing products and technology. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Third parties may initiate legal proceedings against us alleging that we infringe, misappropriate, or otherwise violate their intellectual property rights or we may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, the outcome of which would be uncertain and could have an adverse effect on the success of our business.

Our commercial success depends upon our ability to develop, manufacture, market and sell our products and product candidates and use our and our current or future licensors' proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. Third parties may initiate legal proceedings against us or our current and future licensors alleging that we or our current and future licensors infringe, misappropriate or otherwise violate their intellectual property rights. In addition, we and our licensors have initiated, and we and our current and future licensors may in the future initiate, legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, including in oppositions, interferences, reexaminations, *inter partes* reviews or derivation proceedings in the United States or other jurisdictions. These proceedings can be expensive and time-consuming, and many of our or our current and future licensors' adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our current and future licensors. Numerous U.S.- and foreign-issued patents and pending patent applications which are owned by third parties exist in the fields in which we are pursuing our products and product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that we may be subject to claims of infringement of the patent rights of third parties.

There are, and in the future, we may identify, other third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of one or more of our products and product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our products and product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Parties making infringement, misappropriation or other intellectual property claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our products and product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources. In addition, even if we believe any third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of validity, enforceability, priority or non-infringement. A court of competent jurisdiction could hold that such third-party patents are valid, enforceable and infringed, which could materially and adversely affect our ability to commercialize any of our products, product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such third-party U.S. patents in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. An unfavorable outcome could require us or our current and future licensors to cease using the related technology or developing or commercializing our products and product candidates, or to attempt to license rights to it from the prevailing party. If we are not successful in defending a third-party claim of infringement, we may be enjoined from continuing to sell our products or our business could be harmed if the prevailing party does not offer us or our current and future licensors a license on commercially reasonable terms or at all. Even if we or our current and future licensors obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our current and future licensors, and it could require us to make substantial licensing and royalty payments. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees, if we are found to have willfully infringed a patent. A finding of infringement, misappropriation or other violation of third-party intellectual property could prevent us from commercializing our products and product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, results of operations, financial condition and prospects. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure.

We may be subject to claims by third parties asserting that we or our employees, consultants or advisors have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees, consultants, and advisors, including our senior management, were previously employed at other biopharmaceutical companies, including our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and/or non-competition agreements in connection with such previous employment. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending against any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms, or at all.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, results of operations, financial condition and prospects.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products and product candidates.

Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time-consuming and inherently uncertain. Changes in either the patent laws or the interpretation of the patent laws in the United States or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

If we do not obtain patent term extension for any product candidates we may develop, our business may be materially harmed.

Patents have a limited lifespan. Due to the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Patent terms vary in other jurisdictions. Various extensions may be available, including under the Hatch-Waxman Amendments in the United States, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from competitive medications, including biosimilar medications. At the time of the expiration of any relevant patents, the underlying technology covered by such patents can be used by any third party, including competitors.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, enforcing and defending patents on products and product candidates in all countries throughout the world would be prohibitively expensive, and our owned or licensed intellectual property rights may not exist in some countries outside the United States or may be less extensive in some countries than in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. For example, in some jurisdictions, including Europe, it is more difficult to obtain patents protecting a medical method of use, and any such patents we are able to obtain in such jurisdictions may issue with narrower scope than their U.S. counterparts. Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties, and many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. Consequently, we and our current and future licensors may not be able to prevent third parties from practicing our owned or licensed inventions in all countries outside the United States, or from selling or importing products made using our owned or licensed inventions in and into the United States or other jurisdictions.

If we are unable to protect our confidential information and trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology, products and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position. Trade secrets can be difficult to protect. We seek to protect these trade secrets, in part, by entering into non-disclosure, confidentiality and invention assignment agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality agreements with our employees and consultants. However, there can be no assurance that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Misappropriation or unauthorized disclosure of our trade secrets could significantly affect our competitive position and may have a material adverse effect on our business.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. Some courts both within and outside the United States may be less willing or unwilling to protect trade secrets. Furthermore, trade secret protection does not prevent competitors from independently developing substantially equivalent information and techniques, and we cannot guarantee that our competitors will not independently develop substantially equivalent information and techniques. If a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us. Failure on our part to adequately protect our trade secrets or confidential information could have a material adverse effect on our business, results of operations, financial condition and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, circumvented, declared generic or determined to be infringing on other marks. There can be no assurance that competitors will not infringe our trademarks, that we will have adequate resources to enforce our trademarks or that any of our current or future trademark applications will be approved. During trademark registration proceedings, we may receive rejections and, although we are given an opportunity to respond, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and in proceedings before comparable agencies in many foreign jurisdictions, trademarks are examined for registrability against prior pending and registered third-party trademarks, and third parties are given an opportunity to oppose registration of pending trademark applications and/or to seek cancellation of registered trademarks. Applications to register our trademarks may be finally rejected, and opposition or cancellation proceedings may be filed against our trademarks, which may necessitate a change in branding strategy if such rejections and proceedings cannot be overcome or resolved. For example, in some jurisdictions the applicable trademark office has rejected our corporate name for registration, or a third party has objected to a published application for a product trademark, which, in some cases, has caused us to abandon or limit our applications, and rely more on the registration for our corporate logo.

Risks Related to Our Business and Industry

We may be unable to attract and retain senior management and qualified scientific personnel.

Our ability to compete in the highly competitive biotechnology industry depends upon our ability to attract, motivate and retain highly qualified managerial, scientific and medical personnel. The loss of the services of our senior management members, qualified employees and scientific and medical advisors could impede the achievement of our research, development and commercialization objectives. Members of our senior management are employed pursuant to employment agreements with no term and that require advance notice for termination, but these persons may terminate their employment with us at any time. In addition, laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel including those that (i) impose an annual binding shareholders' "say-on-pay" vote with respect to the compensation of the members of the executive committee and the board of directors, (ii) prohibit severance, advances, transaction premiums and similar payments to the members of the executive committee and the board of directors, and (iii) require companies to specify various compensation-related matters in their articles of association, thus requiring them to be approved by a shareholders' vote. We do not maintain "key person" insurance for any of our executives or other employees. Further, we compensate our employees, in part, using share-based compensation, the effectiveness of which is influenced by the price of our common shares. If the price of our common shares continues to decrease or is subject to continued volatility, which may occur for various factors, including those beyond our control, we may be unable to attract or retain qualified personnel. Competition for skilled personnel is intense, particularly in the biotechnology industry. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. This competition may limit our ability to hire and retain highly qualified personnel on acceptable terms, or at all. This possibility is further compounded by the novel nature of our product candidates, as fewer people are trained in or are experienced with product candidates of this type.

Our employees, agents, contractors or collaborators may engage in misconduct or other improper activities.

We cannot ensure that our compliance controls, policies and procedures will in every instance protect us from acts committed by our employees, agents, contractors or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy laws and regulations. In particular, because we operate globally and our business is heavily regulated and therefore involves significant interaction with public officials and because the healthcare providers and drug purchasers in certain countries are employed by their government, we face heightened risk with respect to compliance with the Foreign Corrupt Practices Act (the "FCPA"). There is no certainty that all of our employees, agents, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. We have provisions in our Code of Business Conduct and Ethics, an anti-corruption policy and certain controls and procedures in place that are designed to mitigate the risk of non-compliance with anti-corruption and anti-bribery laws. However, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions stemming from a failure to comply with these laws or regulations. Violations of these laws and regulations could result in, among other things, significant administrative, civil and criminal fines and sanctions against us, our officers, or our employees, the closing of our facilities, exclusion from participation in federal healthcare programs including Medicare and Medicaid, implementation of compliance programs, integrity oversight and reporting obligations, and prohibitions on the conduct of our business.

Product liability lawsuits and product recalls could cause us to incur substantial liabilities and to limit development and commercialization of our products.

We face an inherent risk of product liability and product recalls as a result of the clinical testing of our product candidates in human clinical trials and as a result of the commercialization of approved products and their use by patients. Side effects or adverse events known or reported to be associated with, or manufacturing defects in, the products sold by us could exacerbate a patient's condition or could result in serious injury or impairments or even death. This risk is heightened by our use of highly potent ADCs. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit the research and development and commercialization of our products and product candidates. Even a successful defense would require significant financial and management resources. We currently carry product and clinical trial liability insurance in an amount that we believe is appropriate for our business. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. If we are unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development of our products and product candidates and the commercial production and sale of our products.

To the extent that a product fails to conform to its specifications or comply with the applicable laws or regulations, we or our partners may be required to or may decide to voluntarily recall the product or regulatory authorities may request or require that we recall a product even if there is no immediate potential harm to a patient. Recalls are costly and take time and effort to administer and damage our reputation and attractiveness as a collaborator. Even if a recall only initially relates to a single product, product batch, or a portion of a batch, recalls may later be expanded to additional products or batches or we or our partners may incur additional costs and need to dedicate additional efforts to investigate and rule out the potential for additional impacted products or batches. Moreover, if any of our partners recall a product due to an issue with a product or component that we supplied, they may claim that we are responsible for such issue and may seek to recover the costs related to such recall or be entitled to certain contractual remedies from us. Recalls may further result in decreased demand for our or our partners' products, could cause our partners or distributors to return products to us for which we may be required to provide refunds or replacement products, or could result in product shortages. Recalls may also require regulatory reporting and prompt regulators to conduct additional inspections of our or our partners' or contractors' facilities, which could result in findings of noncompliance and regulatory enforcement actions. A recall could also result in product liability claims by individuals and third-party payers and the suspension, variation, or withdrawal of regulatory approval.

Our internal computer systems, or those of our partners, third-party CROs or other contractors or consultants, may fail or suffer security incidents, which could result in a material disruption of our research and development and commercialization programs and significant monetary losses.

Despite the implementation of security measures, our internal computer systems and those of our current or future partners, third-party CROs and other contractors and consultants have been subject to attacks by, and may be vulnerable to damage from, various methods, including cybersecurity attacks, breaches, intentional or accidental mistakes or errors, or other technological failures which can include, among other things, computer viruses, malicious codes, employee theft or misuse, unauthorized copying of our website or its content, unauthorized access attempts including third parties gaining access to systems using stolen or inferred credentials, denial-of-service attacks, phishing attempts, service disruptions, natural disasters, fire, terrorism, war and telecommunication and electrical failures. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity, and are becoming increasingly difficult to detect. If a failure, accident or security breach were to occur and cause interruptions in our, our partners' or our CROs' operations, it could result in a misappropriation of confidential information, including our intellectual property or financial information, a material disruption of our programs and significant monetary losses. In particular, because of our approach to running multiple clinical trials in parallel, any breach of our computer systems may result in a loss of data or compromised data integrity across many of our programs in many stages of development. Any such breach, loss or compromise of clinical trial participant personal data may also subject us to civil fines and penalties, including under the GDPR and relevant member state law in the European Union, the UK GDPR or the CCPA, HIPAA and other relevant state and federal privacy laws in the United States. Moreover, because we maintain sensitive company data on our computer networks, including our intellectual property and proprietary business information, any such security breach may compromise information stored on our networks and may result in significant data losses or theft of our intellectual property or proprietary business information. We currently carry cybersecurity liability insurance in an amount that we believe is appropriate for our business. However, our current cybersecurity liability insurance, and any such insurance that we may obtain in the future, may not cover the damages we would sustain based on any breach of our computer security protocols or other cybersecurity attack. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology, products or product candidates, or inappropriate disclosure of confidential or proprietary information, our reputation could be harmed and we could incur significant liabilities and the development and commercialization of our products and product candidates could be disrupted.

Our business is subject to economic, political, regulatory and other risks associated with conducting business internationally.

We are a global organization and thus subject to the risks associated with international operations, including inflationary pressures, economic weakness or political instability in particular non-U.S. economies and markets; global trends involving pharmaceutical pricing; differing regulatory requirements for drug approvals in non-U.S. countries; differing reimbursement, pricing and insurance regimes; potentially reduced protection for, and complexities and difficulties in obtaining, maintaining, protecting and enforcing, intellectual property rights; difficulties in compliance with non-U.S. laws and regulations; changes in non-U.S. regulations and customs, tariffs and trade barriers; changes in non-U.S. currency exchange rates and currency controls; changes in a specific country's or region's political or economic environment; trade protection measures, economic sanctions and embargoes, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments; negative consequences from changes in tax laws; difficulties associated with staffing and managing international operations, including differing labor relations; production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; business interruptions resulting from geopolitical actions and conflict, war and terrorism, including the recent conflict between Russia and the Ukraine and resulting sanctions, retaliatory measures, changes in the availability and price of various materials and effects on global financial markets; business interruptions resulting from natural disasters; and the impact of public health epidemics on employees and the global economy. In addition, as a result of the United Kingdom's exit from the European Union, we may face increasingly divergent regulations in Europe, with which may be expensive and time-consuming for us to comply.

Our business could be adversely affected by the effects of health epidemics, pandemics and natural disasters.

Our business could be adversely affected by health epidemics, pandemics and natural disasters. To the extent any pandemic, epidemic or outbreak of an infectious disease adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this "Item 1A. Risk Factors" section. In addition, any unplanned event, such as a flood, fire, explosion, earthquake, extreme weather condition, medical epidemic, power shortage, telecommunication failure or other natural or man-made accidents or incidents that result in us being unable to fully use our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business and have significant negative consequences on our financial and operating conditions. Certain of these events may become more frequent and severe as a result of the effects of climate change. Loss of access to these facilities may result in increased costs, reduced revenues, delays in the development of our products and product candidates or the interruption of our business operations for a substantial period of time. We maintain business continuity insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, there can be no assurance that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs and commercialization efforts may be harmed.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations or prevent fraud.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Due to our filer status, our independent registered public accounting firm has not reported on the effectiveness of our internal control over financial reporting as of December 31, 2024. Any testing conducted by us in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements, or identify other areas for further attention or improvement. The failure to maintain controls compliant with Sarbanes-Oxley Act could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable laws and regulations and we have incurred and will continue to incur costs relating to compliance with applicable laws and regulations.

As a biotechnology and pharmaceutical company, we are subject to a large body of legal and regulatory requirements, guidance, and recommendations from a variety of regulatory authorities, such as the FDA, the EMA, and HHS OIG. In addition, as a publicly traded company we are subject to significant regulations. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices and continue to update the program in response to newly implemented regulatory requirements and guidance, we cannot ensure that we are or will be in compliance with all potentially applicable regulations. Failure to comply with all potentially applicable laws and regulations could lead to the imposition of fines, cause the value of our common shares to decline, and impede our ability to raise capital or list our securities on certain securities exchanges.

Risks Related to Our Common Shares

The market price of our common shares has been volatile.

The market price of shares of our common shares could be subject to wide fluctuations in response to many risk factors listed in this "Item 1A. Risk Factors" section, and others beyond our control such as actions by our shareholders (including if substantial amounts of common shares are sold in the public market or if the market perceives that such sales may occur), collaborators or competitors and general market and economic conditions. In particular, pharmaceutical, biotechnology and other life sciences company stocks have historically experienced significant volatility. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This risk is especially relevant for biotechnology companies, which have experienced significant stock price volatility in recent years. Securities litigation could result in substantial costs and divert our management's attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Exercise of outstanding warrants will dilute existing shareholders' ownership interest.

As of the date of this Annual Report, we have outstanding warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of $24.70 per share (which are exercisable, on a cash or cashless basis, at the option of the holder at any time on or prior to May 19, 2025), warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of $28.07 (which are exercisable, on a cash or cashless basis, at the option of the holder at any time on or prior to May 19, 2025), warrants to purchase an aggregate of 527,295 common shares at an exercise price of $8.30 per share (which are exercisable, on a cash or a cashless basis, at the option of the holder at any time on or prior to August 15, 2032) and pre-funded warrants to purchase 8,163,265 common shares at an exercise price of CHF 0.08 per share. The warrants also contain customary anti-dilution adjustments and will entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis. If our outstanding warrants are exercised into common shares, our existing shareholders' ownership interest will be diluted.

We have never paid dividends and do not expect to pay any dividends in the foreseeable future.

We have not paid any cash dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend to reinvest any earnings in our business and do not anticipate declaring or paying any cash dividends until we have an established revenue stream to support continuing dividends. In addition, any proposal for the payment of future dividends will be at the discretion of our board of directors after taking into account various factors including our business prospects, liquidity requirements, financial performance and new product development. Furthermore, payment of future dividends is subject to certain limitations pursuant to our current and future debt instruments, Swiss law and our articles of association. In addition, the Loan Agreement limits our ability to pay dividends. See "—Risks Related to Our Financial Position and Capital Requirements." Accordingly, investors cannot rely on dividend income from our common shares, and any returns on an investment in our common shares will likely depend entirely upon any future appreciation in the price of our common shares.

If securities or industry analysts do not continue to publish research, or publish inaccurate or unfavorable research, about our business, the price of our common shares and our trading volume could decline.

The trading market for our common shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, the price of our common shares would likely decline. In addition, if our operating results fail to meet the forecast of analysts, the price of our common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause the price of our common shares and trading volume to decline.

The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of U.S. jurisdictions. In particular, in the performance of its duties, our board of directors is required by Swiss law to consider the interests of our company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, shareholders' interests. Swiss law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors, but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought to the competent courts in Epalinges, Canton of Vaud, Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively to the competent courts in Epalinges, Canton of Vaud, Switzerland. For a further summary of applicable Swiss company law, see Exhibit 4.1 to this Annual Report. Accordingly, our shareholders do not have the same rights as those of a Delaware-incorporated company.

Our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase or decrease our share capital. While our shareholders may authorize our board of directors to issue or cancel shares without additional shareholder approval, Swiss law limits this authorization to 50% of the issued share capital at the time of the authorization. The authorization, furthermore, has a limited duration of up to five years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions described in our articles of association, Swiss law grants pre-emptive subscription rights to existing shareholders to subscribe for new issuances of shares. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, including our ability to raise capital, and situations may arise where greater flexibility would have provided benefits to our shareholders. See Exhibit 4.1 to this Annual Report.

Our shares are not listed in Switzerland, our home jurisdiction. As a result, our shareholders do not benefit from certain provisions of Swiss law that are designed to protect shareholders in a public takeover offer or a change-of-control transaction.

Because our common shares are listed exclusively on the NYSE and not in Switzerland, our shareholders do not benefit from the protection afforded by certain provisions of Swiss law that are designed to protect shareholders in the event of a public takeover offer or a change-of-control transaction. For example, Article 120 of the Swiss Financial Market Infrastructure Act and its implementing provisions require investors to disclose their interest in our company if they reach, exceed or fall below certain ownership thresholds. Similarly, the Swiss takeover regime imposes a duty on any person or group of persons who acquires more than one-third of a company's voting rights to make a mandatory offer for all of the company's outstanding listed equity securities. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Switzerland and, because our common shares are listed exclusively on the NYSE, are not be applicable to us. Furthermore, since Swiss law restricts our ability to implement rights plans or U.S.-style "poison pills," our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change of control transaction may be limited. Therefore, our shareholders may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders in a Swiss company listed in Switzerland.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or certain of our directors.

We are organized under the laws of Switzerland and our registered office and domicile is located in Epalinges, Canton of Vaud, Switzerland. Moreover, a number of our directors are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law (the "PILA"). The PILA provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy. Also, certain mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the PILA. The PILA provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

- the non-Swiss court had jurisdiction pursuant to the PILA;

- the judgment of such non-Swiss court has become final and non-appealable;

- the judgment does not contravene Swiss public policy;

- the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

- no proceeding involving the same parties and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state, and this decision is recognizable in Switzerland.

Anti-takeover provisions in our articles of association could make an acquisition of us, which may be beneficial to our shareholders, more difficult.

Our articles of association contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us that shareholders may consider favorable, including transactions in which our shareholders may receive a premium for their shares. Our articles of association include provisions that:

- in certain cases, allow our board of directors (i) to place up to 49,726,929 common shares, as well as any treasury shares that the Company may hold from time to time, and (ii) rights to acquire an additional 38,026,929 common shares with affiliates or third parties, without existing shareholders having statutory pre-emptive rights in relation to this share placement;

- allow our board of directors not to register any acquirer of common shares, or several acquirers acting in concert, in our share register as a shareholder with voting rights with respect to more than 15% of our share capital as set forth in the commercial register;

- limit the size of our board of directors to nine members;

- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings; and

- require two-thirds of the votes represented at a shareholder meeting for amending or repealing the above-mentioned voting and recording restrictions, for amending the provision setting a maximum board size or providing for indemnification of our directors and members of our executive committee and for removing the chairman or any member of the board of directors before the end of his or her term of office.

These and other provisions, alone or together, could delay or prevent takeovers and changes in control. See Exhibits 3.1 and 4.1 to this Annual Report. These provisions could also limit the price that investors might be willing to pay in the future for our common shares, thereby depressing the market price of our common shares.

Our articles of association provide that the competent court with jurisdiction over our registered office in Switzerland will be the exclusive forum for shareholder suits against us, members of our board of directors or members of our executive committee.

Our articles of association provide that the competent court with jurisdiction over our registered office in Switzerland will be the exclusive forum for shareholder suits against us, members of our board of directors or members of our executive committee; provided that the foregoing provision does not apply to claims brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any claim for which the courts in the United States have exclusive jurisdiction. This forum selection provision may impose additional litigation costs on shareholders in pursuing any such claims, particularly if the shareholders do not reside in or near Switzerland and limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us, members of our board of directors or members of our executive committee, which may discourage lawsuits against us, members of our board of directors and members of our executive committee, although our shareholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

We are a "smaller reporting company" and the reduced disclosure requirements applicable to us may make our common shares less attractive to investors.

We are a "smaller reporting company," which allows us to take advantage of certain provisions of the Exchange Act, including only being required to provide two years of audited consolidated financial statements and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. If some investors find our common shares less attractive as a result of our reliance on these reduced disclosure obligations, there may be a less active trading market for our common shares and our price of our common shares may be more volatile.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program is based on industry best practices and provides a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of third-party service providers, and facilitates coordination across different departments of our company. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and informing management and our board of directors of material cybersecurity threats and incidents. Our cybersecurity team also engages third-party security experts for risk assessment and system enhancements. Our cybersecurity team is responsible for assessing our cybersecurity risk management program. In addition, our cybersecurity team provides annual training to all employees.

Our board of directors has overall oversight responsibility for our risk management and has delegated cybersecurity risk management oversight to the audit committee. The audit committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The audit committee also reports material cybersecurity risks to our full board of directors. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Chief Information Officer ("CIO"), who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CIO has more than 25 years of leading technology specialist teams and leads a team of experienced information systems security professionals and information security managers. Management, together with the CIO, regularly present updates at standing audit committee meetings on the company's cybersecurity programs, material cybersecurity risks and mitigation strategies and provide periodic cybersecurity reports that cover, among other topics, the company's cybersecurity programs, developments in cybersecurity and updates to the company's cybersecurity programs and mitigation strategies.

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. See "Item 1A. Risk Factors."

Item 2. Properties

We do not own any real property. The table below sets forth the sizes and uses of our leased facilities as of the date of this Annual Report:

Location	Primary Function	Approximate Size
Biopôle Route de la Corniche 3B 1066 Epalinges Switzerland	Head office	292 m^2
430 Mountain Avenue, 4th Floor New Providence, New Jersey 07974 United States	Clinical, commercial and U.S. operations	965 m^2
84 Wood Lane London, W12 0BZ United Kingdom	Research and preclinical development	2,200 m^2

We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.

Item 3. Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. The results of litigation and claims cannot be predicted with certainty. As of the date of this Annual Report, we do not believe that we are party to any claim or litigation, the outcome of which would, individually or in the aggregate, be reasonably expected to have a material adverse effect on our business.

Item 4. Mine Safety Disclosure

Not applicable.


PART II


Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common shares are listed on the NYSE under the symbol "ADCT."

Holders

As of March 17, 2025, we had 170 shareholders of record of our common shares. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees or in trust or by other entities.

Dividends

We have never declared or paid cash dividends on our share capital. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the Loan Agreement limits our ability to pay dividends. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

Under Swiss law, any dividend must be approved by our shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors to the shareholders conforms to Swiss statutory law and our articles of association. A Swiss corporation may pay dividends only if it has sufficient distributable profits from the previous or current business year (*bénéfice résultant du bilan*) or brought forward from previous business years (*report des bénéfices*) or if it has distributable reserves (*réserves à libre disposition*), each as evidenced by its audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as free reserves (*réserves libres*) or as reserves from capital contributions (*apports de capital*). Distributions out of share capital, which is the aggregate par value of a corporation's issued shares, may be made only by way of a share capital reduction. See Exhibit 4.1 to this Annual Report.

Securities Authorized for Issuance under Equity Compensation Plans

The following table is a summary of the common shares authorized for issuance under equity compensation plans as of December 31, 2024:

Plan Category	Number of common shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of common shares remaining available for future issuance under equity compensation plans (excluding common shares to be issued upon exercise of outstanding options, warrants and rights)
Equity compensation plans approved by security holders:			
2022 Employee Stock Purchase Plan	—	—	— *
Conditional Share Capital Plan			
Options	N/A	N/A	N/A
Restricted share units	2,497,349	N/A	N/A
Total for Conditional Share Capital Plan	2,497,349	N/A	3,355,883
Equity compensation plans not approved by security holders:			
2019 Equity Incentive Plan:			
Options	10,054,588	$ 9.02	N/A
Restricted share units	608,961	N/A	N/A
Total for 2019 Equity Incentive Plan	10,663,549	N/A	4,330,311
Inducement Plan:			
Options	642,700	3.63	N/A
Restricted share units	N/A	N/A	N/A
Total for Inducement Plan	642,700	N/A	357,300

*   The aggregate number of shares that may be issued pursuant to rights granted under the 2022 Employee Stock Purchase Plan is equal to 1% of our common share capital at the plan's adoption. In addition to the foregoing, on the first day of each calendar year beginning on January 1, 2024 and ending on and including January 1, 2033, the number of common shares available for issuance under the 2022 Employee Stock Purchase Plan is increased by that number of common shares equal to the least of (a) 1% of the common shares outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of common shares as determined by the board of directors. The number of shares reported in this column represents the number of common shares available for future issuance as of December 31, 2024.

The material features of the equity compensation plans adopted without shareholder approval are described below. Any such material plans under which awards in Company shares may currently be granted are included as exhibits to this Annual Report.

2019 Equity Incentive Plan

Plan Administration. The 2019 Equity Incentive Plan is administered by the compensation committee of our board of directors, subject to the board of directors' discretion to administer or appoint another committee to administer it.

Eligible Participants. The administrator is able to offer equity awards at its discretion under the 2019 Equity Incentive Plan to: (1) any employees of us or any of our subsidiaries; (2) any non-employee directors serving on our board of directors; and (3) any consultants or other advisors to us or any of our subsidiaries. The administrator of the plan may determine that an award for the benefit of a non-employee director will be granted to an affiliate of such director, but only to the extent consistent with the registration of shares offered under the plan on Form S-8 under the Securities Act.

Awards. The maximum number of common shares in respect of which awards may be granted under the 2019 Equity Incentive Plan is 17,741,355 common shares (including share-based equity awards granted to date, less awards forfeited), subject to adjustment in the event of certain corporate transactions or events if necessary to prevent dilution or enlargement of the benefits made available under the plan. Equity incentive awards under the 2019 Equity Incentive Plan may be granted in the form of options, share appreciation rights, restricted shares, restricted share units, performance awards or other share-based awards but not "incentive stock options" for purposes of U.S. tax laws. Options and share appreciation rights will have an exercise price determined by the administrator but will not be less than fair market value of the underlying common shares on the date of grant.

Vesting. The vesting conditions for grants under the equity incentive awards under the 2019 Equity Incentive Plan are set forth in the applicable award documentation.

Termination of Service and Change in Control. In the event of a participant's termination of employment, the compensation committee may, in its discretion, determine the extent to which an equity incentive award may be exercised, settled, vested, paid or forfeited. In the event of our termination of a participant's employment without cause or a participant's resignation for good reason (as defined in the 2019 Equity Incentive Plan) upon or within 18 months following a change in control of the company (as defined in the 2019 Equity Incentive Plan), any awards outstanding to the participant (unless otherwise provided in the award agreement) will immediately vest and settle, and options and share appreciation rights will become fully exercisable. In the event of a change in control that involves a merger, acquisition or other corporate transaction, any outstanding award not assumed, substituted, replaced or continued in connection with the transaction will immediately vest and settle, and options and share appreciation rights will become fully exercisable. In connection with a change of control, the compensation committee may, in its discretion, take any one or more of the following actions with respect to outstanding awards: (i) cancel any such award, in exchange for a payment in cash, securities or other property or any combination thereof with a value equal to the value of such award based on the per share value of common shares received or to be received by other shareholders in the event (or without payment of consideration if the committee determines that no amount would have been realized upon the exercise of the award or other realization of the participant's rights); (ii) require the exercise of any outstanding option; (iii) provide for the assumption, substitution, replacement or continuation of any award by the successor or surviving corporation, along with appropriate adjustments with respect to the number and type of securities (or other consideration) of the successor or surviving corporation, subject to any replacement awards, the terms and conditions of the replacement awards (including performance targets) and the grant, exercise or purchase price per share for the replacement awards; (iv) make any other adjustments in the number and type of securities (or other consideration) subject to (a) such awards and in the terms and conditions of such awards in order to prevent the dilution or enlargement of benefits intended to be made available under the 2019 Equity Plan and (b) awards that may be granted in the future; (v) provide that any such award shall be accelerated and become exercisable, payable and/or fully vested with respect to all shares covered thereby or (vi) provide that any award shall not vest, be exercised or become payable as a result of such event.

Termination and Amendment. Unless terminated earlier, the 2019 Equity Incentive Plan will continue for a term of ten years. Our board of directors has the authority to amend or terminate the 2019 Equity Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of the recipient of any options unless agreed to by the recipient.

Inducement Plan

Plan Administration. The Inducement Plan is administered by the compensation committee of our board of directors, subject to the board of directors' discretion to administer or appoint another committee to administer it.

Eligible Participants. The administrator is able to offer equity awards at its discretion under the Inducement Plan to any employee who is eligible to receive an employment inducement grant in accordance with NYSE Listed Company Manual 303A.08.

Awards. The maximum number of common shares in respect of which awards may be granted under the Inducement Plan is 1,000,000 common shares (including share-based equity awards granted to date, less awards forfeited), subject to adjustment in the event of certain corporate transactions or events if necessary to prevent dilution or enlargement of the benefits made available under the plan. Equity incentive awards under the Inducement Plan may be granted in the form of options, share appreciation rights, restricted shares, restricted share units, performance awards or other share-based awards but not "incentive stock options" for purposes of U.S. tax laws. Options and share appreciation rights will have an exercise price determined by the administrator but will not be less than fair market value of the underlying common shares on the date of grant.

Vesting. The vesting conditions for grants under the equity incentive awards under the Inducement Plan are set forth in the applicable award documentation.

Termination of Service and Change in Control. In the event of a participant's termination of employment, the compensation committee may, in its discretion, determine the extent to which an equity incentive award may be exercised, settled, vested, paid or forfeited. In the event of our termination of a participant's employment without cause or a participant's resignation for good reason (as defined in the Inducement Plan) upon or within 18 months following a change in control of the company (as defined in the Inducement Plan), any awards outstanding to the participant (unless otherwise provided in the award agreement) will immediately vest and settle, and options and share appreciation rights will become fully exercisable. In the event of a change in control that involves a merger, acquisition or other corporate transaction, any outstanding award not assumed, substituted, replaced or continued in connection with the transaction will immediately vest and settle, and options and share appreciation rights will become fully exercisable. In connection with a change of control, the compensation committee may, in its discretion, take any one or more of the following actions with respect to outstanding awards: (i) cancel any such award, in exchange for a payment in cash, securities or other property or any combination thereof with a value equal to the value of such award based on the per share value of common shares received or to be received by other shareholders in the event (or without payment of consideration if the committee determines that no amount would have been realized upon the exercise of the award or other realization of the participant's rights); (ii) require the exercise of any outstanding option; (iii) provide for the assumption, substitution, replacement or continuation of any award by the successor or surviving corporation, along with appropriate adjustments with respect to the number and type of securities (or other consideration) of the successor or surviving corporation, subject to any replacement awards, the terms and conditions of the replacement awards (including performance targets) and the grant, exercise or purchase price per share for the replacement awards; (iv) make any other adjustments in the number and type of securities (or other consideration) subject to (a) such awards and in the terms and conditions of such awards in order to prevent the dilution or enlargement of benefits intended to be made available under the Inducement Plan and (b) awards that may be granted in the future; (v) provide that any such award shall be accelerated and become exercisable, payable and/or fully vested with respect to all shares covered thereby or (vi) provide that any award shall not vest, be exercised or become payable as a result of such event.

Termination and Amendment. Unless terminated earlier, the Inducement Plan will continue for a term of ten years. Our board of directors has the authority to amend or terminate the Inducement Plan. However, no such action may impair the rights of the recipient of any options unless agreed to by the recipient.

Recent Sales of Unregistered Securities

There were no sales of unregistered equity securities during the period covered by this report.

Purchase of Equity Securities

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
October 1, 2024 to October 31, 2024	—	N/A	—	—
November 1, 2024 to November 30, 2024	—	N/A	—	—
December 1, 2024 to December 31, 2024	—	N/A	—	—

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements, including the notes thereto, included in this Annual Report. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements. See "Forward-Looking Statements."

Overview

ADC Therapeutics is a commercial-stage global pioneer in the field of antibody drug conjugates ("ADCs"). The Company is advancing its proprietary ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors. We have a validated and differentiated technology platform with multiple payloads, linkers and conjugation chemistry, enabling the design of next-generation potent ADCs with an enhanced therapeutic index. Our strategy is focused on expanding and maximizing the ZYNLONTA opportunity in hematology and pursuing our early-stage research portfolio in solid tumors. We are a pioneer and leader in the ADC field with specialized end-to-end capabilities for developing optimized ADCs. This includes a strong, integrated research & development organization and a validated technology platform with clinical-stage product candidates currently in the pipeline, multiple next-generation ADCs being developed and a proven executional track record that includes ZYNLONTA, the first PBD-based ADC receiving accelerated approval from the FDA, conditional approval from the European Commission and conditional approval from the NMPA in China for the treatment of relapsed or refractory DLBCL after two or more lines of systemic therapy.

In our hematology program, our flagship product, ZYNLONTA, a CD19-directed ADC, received accelerated approval from the U.S. Food and Drug Administration ("FDA") conditional approval from the European Commission and conditional approval from the NMPA for the treatment of relapsed or refractory DLBCL after two or more lines of systemic therapy. We are seeking to continue expanding ZYNLONTA internationally, and into earlier lines of DLBCL and indolent lymphomas, including marginal zone lymphoma ("MZL") and follicular lymphoma ("FL"), as a single agent and in combination through our LOTIS-5 confirmatory Phase 3 clinical trial and LOTIS-7 Phase 1b clinical trial as well as through investigator-initiated trials ("IITs") at leading institutions. In addition, we are investigating a CD-22 targeted compound, ADCT-602, in collaboration with the MD Anderson Cancer Center in a Phase 1/2 IIT in relapsed or refractory B-cell acute lymphoblastic leukemia.

In our solid tumor program, we have early stage preclinical research programs, including a portfolio of next-generation investigational ADCs targeting Claudin-6, PSMA, NaPi2b, and ASCT2, the most advanced of which are PSMA and Claudin-6. In addition, we are advancing research with a range of payloads, linkers and conjugation technologies against undisclosed targets. The Company is seeking to maximize the value of its solid tumor program through strategic partnerships, collaborations and license arrangements for one or more of its research programs.

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2024 and 2023:

		Year Ended December 31,		
(in thousands, except percentages and per share)	2024	2023	Change	% Change
Revenue				
Product revenues, net	$ 69,280	$ 69,060	$ 220	0.3 %
License revenues and royalties	1,557	498	1,059	212.7 %
Total revenue, net	**70,837**	**69,558**	**1,279**	**1.8 %**
Operating expense				
Cost of product sales	(5,949)	(2,529)	(3,420)	135.2 %
Research and development	(109,633)	(127,127)	17,494	(13.8)%
Selling and marketing	(44,015)	(57,464)	13,449	(23.4)%
General and administrative	(41,894)	(48,424)	6,530	(13.5)%
Total operating expense	(201,491)	(235,544)	34,053	(14.5)%
Loss from operations	**(130,654)**	**(165,986)**	**35,332**	**(21.3)%**
Other income (expense)				
Interest income	12,272	10,540	1,732	16.4 %
Interest expense	(50,211)	(46,325)	(3,886)	8.4 %
Other, net	12,457	6,352	6,105	96.1 %
Total other expense, net	(25,482)	(29,433)	3,951	(13.4)%
Loss before income taxes	**(156,136)**	**(195,419)**	**39,283**	**(20.1)%**
Income tax expense	(166)	(39,106)	38,940	(99.6)%
Loss before equity in net losses of joint venture	**(156,302)**	**(234,525)**	**78,223**	**(33.4)%**
Equity in net losses of joint venture	(1,544)	(5,528)	3,984	(72.1)%
Net loss	**$ (157,846)**	**$ (240,053)**	**$ 82,207**	**(34.2)%**
Net loss per share, basic and diluted	**$ (1.62)**	**$ (2.94)**	**$ 1.32**	**(44.9)%**

Revenue

Product Revenues, net

We generate product revenue through the sale of ZYNLONTA in the United States. Revenue is recognized when control is transferred to the customer at the net selling price, which includes reductions for gross-to-net ("GTN") sales adjustments such as government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts. In the long term, we expect that our product revenue will increase as we execute our business strategy, although our product revenue may fluctuate from period to period based on a number of factors, including patient demand, as well as the timing, dose and duration, of patient therapy and customers' buying patterns and GTN deductions. We expect a relatively consistent level of GTN sales adjustments as a percentage of gross sales, but may also experience variability in GTN sales adjustments due to additional information and actual experience such as actual rebate and return rates.

Product revenues, net, were $69.3 million for the year ended December 31, 2024 as compared to $69.1 million for the year ended December 31, 2023, an increase of $0.2 million, or 0.3%. The increase is primarily attributable to a higher selling price and favorability in prior period GTN sales adjustments, partially offset by lower sales volume.

License Revenue and Royalties

We generate license revenue and royalties from our strategic agreements for the development and commercialization of ZYNLONTA and other product candidates outside of the United States. Under these agreements, we receive upfront payments and are eligible for certain milestone payments and royalties. See "Item 1. Business—Material Contracts." We are unable to predict the timing and amounts of license revenue and royalties as meeting milestones is subject to many factors outside of our control and we have limited control over our partners' commercialization efforts.

License revenues and royalties were $1.6 million for the year ended December 31, 2024 as compared to $0.5 million for the year ended December 31, 2023, an increase of $1.1 million. The increase was attributable to increased royalty revenue from our exclusive license agreement with SOBI to develop and commercialize ZYNLONTA in all territories other than the United States, greater China, Singapore and Japan.

Cost of Product Sales

Cost of product sales primarily includes direct and indirect costs relating to the third-party manufacture and distribution of ZYNLONTA, royalties payable to a collaboration partner based on net product sales of ZYNLONTA and inventory write-downs. We expect that cost of product sales will increase over time as we sell through pre-approval inventory that was previously expensed prior to commercialization under U.S. GAAP. Factors such as inflation may increase our cost of product sales as a percentage of product revenue if we are not able to increase the price at which we sell ZYNLONTA to offset such increases in our cost of product sales.

Cost of product sales were $5.9 million for the year ended December 31, 2024 as compared to $2.5 million for the year ended December 31, 2023, an increase of $3.4 million, or 135.2%. The increase is primarily attributable to higher stability, shipping and storage costs of $1.8 million, a $1.1 million batch cancellation fee and $0.6 million of commercial inventory used for the validation at a new CMO facility which was expensed as a period cost.

Research and Development Expenses

The following table summarizes our research and development expenses for our major development programs for the years ended December 31, 2024 and 2023:

(in thousands)	Year Ended December 31,		
	2024	2023	Change
ZYNLONTA	$ 58,311	$ 68,461	$ (10,150)
ADCT-601[1]	17,624	10,755	6,869
Preclinical product candidates and research pipeline	17,340	12,830	4,510
ADCT-602	1,170	1,851	(681)
Discontinued programs[2]	5,056	21,707	(16,651)
Not allocated to specific programs[3]	8,211	7,572	639
Share-based compensation	1,921	3,951	(2,030)
Research and development expenses	**$ 109,633**	**$ 127,127**	**$ (17,494)**

[1] ADCT-601 was discontinued in November 2024.
[2] As of December 31, 2024, Cami, ADCT-901 and ADCT-212 were included in Discontinued programs. For the year ended December 31, 2023 these programs were separately presented as major development programs. Prior periods have been recast to conform to the current period presentation.
[3] Includes third-party contracting and employee expenses, as well as expense for preclinical research, storage, shipping and lab consumables that span multiple programs.

Research and development expense consists primarily of employee related expenses, including share-based compensation expense; costs for production of preclinical and clinical-stage product candidates by CMOs; fees and other costs paid to contract research organizations in connection with the performance of preclinical studies and clinical trials; costs of related facilities, materials and equipment; external costs associated with obtaining intellectual property; depreciation; and upfront fees and achieved milestone payments associated with R&D collaboration arrangements.

Our research and development expense may fluctuate from period to period based on a number of factors, including the timing, progress and stage of clinical trials, costs associated with regulatory approval processes and manufacturing costs associated with commercialization activities prior to the receipt of regulatory approval.

Our R&D expenses were $109.6 million for the year ended December 31, 2024 as compared to $127.1 million for the year ended December 31, 2023, a decrease of $17.5 million, or 13.8%, as driven by the following programs and activities:

ZYNLONTA

Research and development expenses for ZYNLONTA were $58.3 million for the year ended December 31, 2024 as compared to $68.5 million for the year ended December 31, 2023, a decrease of $10.2 million, or 14.8%. The overall decrease was primarily due to a net decrease in external clinical trial costs of $5.1 million (decrease in costs associated with LOTIS 5 and other trials offset by an increase in LOTIS 7), lower professional fees of $2.4 million, lower employee expenses of $1.6 million and lower CMC costs of $0.7 million as a result of the implementation of productivity initiatives and focused investment in prioritized development programs.

ADCT-601

Research and development expenses for ADCT-601 were $17.6 million for the year ended December 31, 2024 as compared to $10.8 million for the year ended December 31, 2023, an increase of $6.9 million, or 63.9%. The increase is primarily attributable to higher patient enrollment and progress towards the completion of the study. The ADCT-601 program was discontinued in November 2024.

Preclinical product candidates and research pipeline

Research and development expenses associated with our preclinical product candidates and research pipeline were $17.3 million for the year ended December 31, 2024 as compared to $12.8 million for the year ended December 31, 2023, an increase of $4.5 million, or 35.2%. The increase is primarily attributable to increased spending on our research strategy, platform and pipeline initiatives including PSMA and ASCT2.

Discontinued programs

Research and development expenses associated with our discontinued programs including Cami, ADCT-901 and ADCT-212 have decreased to $5.1 million for the year ended December 31, 2024 from $21.7 million, a decrease of $16.7 million, or 76.7%. The decrease was attributable to decreased spending on Cami of $8.7 million, ADCT-212 of $4.6 million and ADCT-901 of $3.4 million.

Share-based compensation

Share-based compensation was $1.9 million for the year ended December 31, 2024 as compared to $4.0 million for the year ended December 31, 2023, a decrease of $2.0 million, or 51.4%. The decrease was driven by fluctuations in our share price as well as forfeitures of awards in connection with employee terminations.

Selling and Marketing Expenses

The following table summarizes our selling and marketing expenses for the year ended December 31, 2024 and 2023:

	Year Ended December 31,		
(in thousands)	2024	2023	Change
External costs and overhead	$ 21,442	$ 33,006	$ (11,564)
Employee expenses[1]	22,269	24,780	(2,511)
Share-based compensation expense (reversal)	304	(322)	626
Selling and marketing expenses	**$ 44,015**	**$ 57,464**	**$ (13,449)**

(1) Excludes share-based compensation expense (reversal).

Selling and marketing costs ("S&M") are expensed as incurred and are primarily attributable to commercialization of ZYNLONTA in the United States. S&M includes employee costs and share-based compensation expense for commercial employees and external costs related to commercialization (including professional fees, communication costs and IT costs, travel expenses and depreciation of property and equipment).

Selling and marketing expenses were $44.0 million for the year ended December 31, 2024 as compared to $57.5 million for the year ended December 31, 2023, a decrease of $13.4 million, or 23.4%. The net decrease in external costs and overhead was primarily attributable to a reduction of $12.0 million in marketing and advertising expenses as a result of cost cutting initiatives. The decrease in employee expenses was primarily due to lower wages and benefits of $2.3 million primarily due to decreased headcount, as well as lower recruitment costs of $0.2 million. The increase in share-based compensation expense of $0.6 million was primarily due to forfeitures of awards in connection with prior year employee terminations.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the year ended December 31, 2024 and 2023:

| (in thousands) | Year Ended December 31, | | |
	2024	2023	Change
External costs and overhead	$ 17,683	$ 20,542	$ (2,859)
Employee expenses[1]	18,705	18,017	688
Share-based compensation expense	5,506	9,865	(4,359)
General and administrative expenses	**$ 41,894**	**$ 48,424**	**$ (6,530)**

(1) Excludes share-based compensation expense.

General and administrative expense includes employee related costs (including wages, benefits and share-based compensation expense) for general and administrative employees, external costs (including, in particular, professional fees, legal fees and costs associated with maintaining patents and other intellectual property, communications costs and IT costs, facility expenses and travel expenses) and depreciation of property and equipment and right-of-use assets.

General and administrative expenses were $41.9 million for the year ended December 31, 2024 as compared to $48.4 million for the year ended December 31, 2023, an overall decrease of $6.5 million, or 13.5%. The decrease in external costs and overhead of $2.9 million was primarily related to lower professional fees of $1.5 million and lower insurance and IT costs of $1.3 million. The increase in employee expenses was primarily due to higher wages and benefits of $0.4 million and higher recruitment costs. The decrease in share-based compensation expense was primarily due to fluctuations in our share price as well as forfeitures of awards in connection with employee terminations.

Other Income (Expense)

Interest Income

Interest income includes interest received from banks on our cash balances. Our policy is to invest funds in a variety of capital preservation instruments, which may include all or a combination of cash and cash equivalents, short-term and long-term interest-bearing instruments, investment-grade securities, and direct or guaranteed obligations of the U.S. government.

Interest income was $12.3 million for the year ended December 31, 2024 as compared to $10.5 million for the year ended December 31, 2023, an increase of $1.7 million, or 16.4%. The increase was primarily due to higher yields received on our cash deposits.

Interest Expense

Interest expense is primarily related to the accretion of our deferred royalty obligation with HCR and the senior secured term loan facility. Interest expense was $50.2 million for the year ended December 31, 2024 as compared to $46.3 million for the year ended December 31, 2023, an increase of $3.9 million, or 8.4%. The increase was related to higher accretion of our deferred royalty obligation with HCR of $5.7 million as a result of the $73.1 million, net of transaction costs, received in June 2023 upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country, which increased the liability. This was partially offset by lower interest on our senior secured term loan facility of $1.8 million as a result of a lower effective interest rate.

Other, net

Other, net consists primarily of cumulative catch-up adjustments related to our deferred royalty obligation, changes in the fair value (gains or losses) of the Deerfield warrant obligation and the R&D tax credit from our UK operations.

Other, net as of December 31, 2024 and 2023 included the following:

	Year Ended December 31,		
(in thousands)	2024	2023	Change
Cumulative catch-up adjustment income, deferred royalty obligation	$ 11,178	$ 4,972	$ 6,206
Deerfield warrant obligation, change in fair value income	296	497	(201)
Exchange differences loss	(80)	(52)	(28)
R&D tax credit	1,063	935	128
Total	**$ 12,457**	**$ 6,352**	**$ 6,105**

Cumulative catch-up adjustment income, deferred royalty obligation

We periodically assess the expected payments to HCR based on our underlying revenue projections and to the extent the amount or timing of such payments is materially different than our initial estimates we will record a cumulative catch-up adjustment to the deferred royalty obligation. The adjustment to the carrying amount is recognized in Other, net as an adjustment in the period in which the change in estimate occurred. The cumulative catch-up adjustment income was $11.2 million for the year ended December 31, 2024 as compared to $5.0 million for the year ended December 31, 2023, a change of $6.2 million. The change was primarily due to revised revenue forecasts incorporated into the valuation model in 2024 having a greater effect on the expected payments to HCR relative to the 2023 revised revenue forecasts. Revisions in both years were primarily attributable to changes in assumptions in the Company's updated strategic and development plans, revenue projections and associated timing thereof.

Income Tax Expense

We are subject to corporate taxation in Switzerland. We are also subject to taxation in other jurisdictions in which we operate, in particular, the United States and the United Kingdom, where our two wholly-owned subsidiaries are incorporated. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years, which could be used to offset future taxable income. We are also entitled under U.S. tax law to carry forward R&D tax credits for a period of up to 20 years, which could be used to offset future taxable income.

We recorded an income tax expense of $0.2 million for the year ended December 31, 2024 as compared to $39.1 million for the year ended December 31, 2023, primarily driven by our U.S. operations and the full valuation allowance recognized on our deferred tax assets.

Income tax expense associated with our U.S. and UK operations was $0.2 million for the year ended December 31, 2024 driven by current period income tax expense of $0.5 million and partially offset by US and UK tax returns true-up benefit of $0.3 million. Generally, current income tax is primarily due to our internal arrangements to reimburse our foreign subsidiaries in the U.S. and the United Kingdom for the services they render to our parent company in Switzerland. Commercial sales in the U.S. also contributed to the current period income tax expense. Ultimately, the net profit at each subsidiary is subject to local income tax. During the year ended December 31, 2024, with respect to our U.S. operations, current income tax expense of $0.3 million was recorded and no deferred tax expense was recorded due to full valuation allowance on deferred tax assets.

Comparatively, our income tax expense of $39.1 million recorded during the year ended December 31, 2023 was driven by the recognition of a $47.8 million valuation allowance on our deferred tax assets due to a change in our intercompany operating and transfer pricing model and estimates of future taxable income and losses. During the year ended December 31, 2023, with respect to our U.S. operations, a deferred tax expense of $37.1 million and current income tax expense of $1.5 million was recorded.

Equity in Net Losses of Joint Venture

	Year Ended December 31,		
(in thousands)	2024	2023	Change
Share of Overland ADCT BioPharma net loss	$ (1,544)	$ (5,528)	$ (3,984)

We recorded our proportionate share of Overland ADCT BioPharma's net loss of $1.5 million and $5.5 million for the years ended December 31, 2024 and 2023, respectively. For the year ended December 31, 2024, we recorded our share of Overland ADCT BioPharma's net loss up until the point at which our share of losses exceeded our interest in Overland ADCT BioPharma. Losses were not recognized in excess of our total investment, as we have not incurred legal or constructive obligations or committed to additional funding on behalf of the joint venture.

Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalents of $250.9 million and believe that our current cash position and capital resources are sufficient to fund our operation and meet capital requirements for at least the next twelve months from the date of filing this Annual Report on Form 10-K.

We plan to continue to fund our operating needs through our existing cash and cash equivalents, revenues from sales of ZYNLONTA, potential milestone and royalty payments under our licensing agreements and additional equity financings, debt financings and/or other forms of financing, as well as funds provided by collaborations. We are continuously exploring strategic collaborations, business combinations, licensing opportunities or similar strategies for our early-stage research pipeline and for clinical development and commercialization of ZYNLONTA and/or our product candidates. However, we may be unable to obtain such financing, licensing and collaboration arrangements on favorable terms, if at all, and if so we may need to prioritize our portfolio and reduce our investment in early stage research and development activities.

Sources of Liquidity and Capital Resources

To date, we have financed our operations primarily through equity financings, convertible debt and senior secured term loan financings, and additional funds provided by collaborations and royalty financings and sales of ZYNLONTA in the United States. For a description of the Loan Agreement, HCR Agreement and other license and collaboration agreements, see "Item 1. Business - Material Contracts."

In May 2024, we completed an underwritten offering which resulted in net proceeds of approximately $97.4 million. In August 2024, we filed a prospectus relating to an at-the-market offering program, pursuant to which we may offer and sell our common shares from time to time with an aggregate offering price of $100 million, subject to share limitations, through Jefferies LLC acting as sales agent. To date, we have not sold any shares under the program.

Uses of Capital Resources

Our primary uses of capital are, and we expect will continue to be, research and development expenses, selling and marketing expenses, compensation and related expenses, interest and principal payments on debt obligations and other operating expenses. We expect to incur substantial expenses as we continue to devote substantial resources to research and development and marketing and commercialization efforts, in particular to grow ZYNLONTA in the 3L+ DLBCL setting, continue to study and advance ZYNLONTA in earlier lines of therapy and in combinations to potentially expand our market opportunity and further develop our pipeline and our ADC platform. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses, as well as the timing of collecting receivables from the sale of ZYNLONTA and paying royalties related to our deferred royalty obligation.

Contractual Obligations and Commitments

Our contractual obligations relate to our outstanding indebtedness under the Loan Agreement, as described above, and our lease agreements. For information relating to our scheduled maturities with respect to our lease liabilities and long-term debt see Note 6, "Leases" and Note 10, "Senior secured term loan facility and warrants", respectively, included in the Notes to our audited consolidated financial statements.

We have future royalty obligations to HCR, under our royalty purchase agreement, which royalty payment amounts and timing is dependent on the future sales results of ZYNLONTA. See Note 12, "Deferred royalty obligation", included in the Notes to our audited consolidated financial statements for further information.

For information relating to our non-cancelable obligations under third party manufacturing agreements see Note 14, "Commitments and contingencies", included in the Notes to our audited consolidated financial statements.

The Company has entered into various collaborations with development partners, including in-licensing and manufacturing agreements. These agreements provide for the Company to make potential future milestone and royalty payments that are conditional on success, and that are spread over various stages of development and commercialization, including filing an IND application, commencing or completing multiple clinical development stages, obtaining regulatory approval in multiple countries, and achieving various levels of commercial sales. Due to the nature of these arrangements, the future potential payments related to the attainment of the specified milestones are inherently uncertain, and accordingly, no amounts have been recorded for these future potential payments in the Company's consolidated balance sheets as of December 31, 2024 and 2023. The aggregate amount of such potential milestone payments (excluding royalty payments), under all such collaboration agreements, was $212.2 million, including approximately $79.3 million contingent on the achievement of various research, development and regulatory approval milestones and approximately $132.9 million in sales-based milestones.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2024 and 2023:

	Year Ended December 31,		
(in thousands)	2024	2023	Change
Net cash (used in) provided by:			
Operating activities	$ (123,835)	$ (118,686)	$ (5,149)
Investing activities	(867)	(3,216)	2,349
Financing activities	97,054	73,875	23,179
Net change in cash and cash equivalents	$ (27,648)	$ (48,027)	$ 20,379

Net Cash Used in Operating Activities

Net cash used in operating activities increased to $123.8 million for the year ended December 31, 2024 from $118.7 million for the year ended December 31, 2023, an increase of $5.1 million. The increase in cash used in operating activities on a period over period basis was primarily due to the receipt of the $50.0 million in Sobi license milestone during the year ended December 31, 2023 which was recognized in revenue in December 2022 upon approval of the Marketing Authorisation Application by the European Commission for ZYNLONTA in 3L DLBCL as well as a decrease in deferred income taxes of $37.1 million, partially offset by the lower net loss for the period of $82.2 million attributable to a decrease in operating expenses and the timing of cash payments and receipts.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased to $0.9 million for the year ended December 31, 2024 from $3.2 million for the year ended December 31, 2023, a decrease of $2.3 million. The decrease in net cash used in investing activities primarily relates to the timing of property and equipment purchases.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $97.1 million for the year ended December 31, 2024 and primarily related to the net proceeds received from the completion of the Company's 2024 Equity Offering in May 2024. Net cash provided by financing activities was $73.9 million for the year ended December 31, 2023 and primarily related to the proceeds received under the deferred royalty obligation with HCR upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, and we do not currently have, any off-balance sheet arrangements.

Critical Accounting Estimates

A summary of the significant accounting policies is provided in Note 2 "Summary of significant accounting policies," included in the notes to our audited consolidated financial statements.

The preparation of financial statements in accordance with generally accepted accounting principles, or GAAP, requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities.

We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions and conditions.

Management considers an accounting estimate to be critical if:
- it requires a significant level of estimation uncertainty; and
- changes in the estimate are reasonably likely to have a material effect on our financial condition or results of operations.

We believe the following critical accounting policies and estimates describe the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Product revenues, net

We generate revenue from sales of ZYNLONTA in the U.S. for the treatment of relapsed or refractory DLBCL. Revenue is recognized when control is transferred to the customer at the net selling price, which includes reductions for gross-to-net ("GTN") sales adjustments such as government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts.

GTN sales adjustments involve significant estimates and judgment after considering factors including legal interpretations of applicable laws and regulations, historical experience and drug product analogs in the absence of Company experience, payer channel mix, current contract prices under applicable programs, unbilled claims and processing time lags and inventory levels in the distribution channel. We also use information from external sources to identify prescription trends, patient demand, average selling prices, discarded volumes and sales return and allowance data for the Company and analog drug products. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive third-party information. Estimates will be assessed each period and adjusted as required to revise information or actual experience. In particular, the following rebate requires a substantial degree of judgement.

Discarded Drug Rebate

The Infrastructure Investment and Jobs Act requires manufacturers of certain single-source drugs separately paid for under Medicare Part B and marketed in single-dose containers or packages to provide annual refunds ("discarded drug rebate"), if those portions of the dispensed drug that are unused and discarded exceed an applicable percentage defined by statute or regulation. The Centers for Medicare & Medicaid Services (the "CMS") finalized regulations to implement this section on November 18, 2022, and the provision went into effect on January 1, 2023. In particular, the estimate for the discarded drug rebate requires a substantial degree of judgement.

We began estimating and recording a provision for the discarded drug rebate as a GTN sales adjustment beginning in the first quarter of 2023. The provision is recorded to Other current liabilities or Other long-term liabilities depending on when the annual refunds are expected to come due. The significant assumptions used to estimate the discarded drug rebate include legal interpretations of applicable laws and regulations, historical experience with discarded volumes and time lags in the processing of claims and invoicing from CMS. We use a number of factors to estimate the discarded drug rebate, including information from external sources to identify the Company's discarded volumes and information from CMS on discarded volumes. We have now received from CMS the first annual report and invoice for 2023, the payment of which has been paid in the first quarter of 2025, and was generally consistent with our estimate and no significant prior period adjustments were made. We will continue to rely on projection methodologies and expect annual reports to be received from CMS. Given the annual nature of the proposed reporting schedule we will continue to estimate periodically discarded drug rebate liabilities.

Deferred royalty obligation

On August 25, 2021, we entered into a royalty purchase agreement with certain entities managed by Healthcare Royalty Partners ("HCR"). We accounted for the initial cash received as debt, less transaction costs and will subsequently account for the value of the debt at amortized cost. The amount received by us will be accreted to the total estimated royalty payments over the life of the agreement which will be recorded as interest expense. The carrying value of the debt will decrease for royalty payments made to HCR based on actual net sales and licensing revenue.

To determine the accretion of the liability related to the deferred royalty obligation, we are required to estimate the total amount of future royalty payments and estimated timing of such payment to HCR based on our revenue projections. The Company uses a third party valuation firm to assist in determining the total amount of future royalty payments and estimated timing of such payment to HCR using an option pricing Monte Carlo simulation model.

The significant assumptions used to estimate the HCR deferred royalty obligation accretion of the liability include the revenue projections and timing of payments. At each reporting period, we assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates we will record a cumulative catch-up adjustment to the deferred royalty obligation. The adjustment to the carrying amount is recognized in earnings as an adjustment to Other, net in the period in which the change in estimate occurred.

The exact amount and timing of repayment is likely to be different each reporting period as compared to those estimated based on our revenue projections. A significant increase or decrease in actual net sales of ZYNLONTA compared to the Company's revenue projections, as well as ZYNLONTA in other indications as well as licensing revenue could change the royalty rate and royalty cap due to HCR, which could materially impact the debt obligation as well as interest expense associated with the royalty purchase agreement. Also, our total obligation to HCR can vary depending on the achievement of the sales milestones as well as the timing of a change in control event.

Recently Issued and Adopted Accounting Pronouncements

Refer to Note 2, "Summary of significant accounting policies" to our audited consolidated financial statements for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this Annual Report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are not required to provide the information required by this Item 7A as we are a smaller reporting company.



Consolidated Financial Statements of ADC Therapeutics SA for the Year Ended December 31, 2024

Item 8. Financial Statements and Supplementary Data

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements — ADC Therapeutics SA



ADC Therapeutics SA

Epalinges

Report of the statutory auditor
to the General Meeting

on the consolidated financial statements 2024



Report of the statutory auditor

to the General Meeting of ADC Therapeutics SA, Epalinges

Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated balance sheets of ADC Therapeutics SA and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity (deficit) and cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements (pages 95 to 132) present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America, and comply with Swiss law.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB as well as the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We conducted our audit in accordance with Swiss law, Swiss Standards on Auditing (SA-CH) and the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as



a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Deferred royalty obligation with HealthCare Royalty Partners

As described in Note 12 to the consolidated financial statements, on August 25, 2021, the Company entered into a royalty purchase agreement with certain entities managed by HealthCare Royalty Partners (HCR) for up to $325.0 million. Under the terms of the agreement, the Company received gross proceeds of $225.0 million upon closing and received an additional $75.0 million during the year ended December 31, 2023. The Company's aggregate royalty obligations are capped at 2.50 times the amount paid by HCR under the agreement or at 2.25 times the amount paid by HCR under the agreement if HCR receives royalty payments exceeding a mid-nine-digit amount on or prior to March 31, 2029 (the "Royalty Cap"). Once the Royalty Cap is reached, the royalty purchase agreement will terminate. The Company evaluated the terms of the royalty purchase agreement and concluded that the features of the investment amount are similar to those of a debt instrument. Accordingly, the Company recorded a liability relating to the initial gross proceeds received as debt less transaction costs in August 2021, and increased the liability in June 2023 for the eligible amount received as debt less transaction costs upon first commercial sale of ZYNLONTA in Europe. The Company accounts for the value of the debt at amortized cost. The amounts received by the Company will be accreted to the total estimated amount of the royalty payments necessary to extinguish the Company's obligation under the agreement, which will be recognized as interest expense. The carrying value of the debt decreases for royalty payments made to HCR based on actual net sales and licensing revenue. To determine the accretion of the liability related to the deferred royalty obligation, the Company is required to estimate the total amount of future royalty payments and estimate the timing of such payments to HCR based on the Company's revenue projections. The Company uses a third party valuation firm to assist in determining the total amount of future royalty payments and estimates timing of such payment to HCR using an option pricing Monte Carlo simulation model. At each reporting period, the Company assesses the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates, the Company will record a cumulative catch-up adjustment to the deferred royalty obligation. The Company's deferred royalty obligation recognized within liabilities was $326.7 million as of December 31, 2024. The significant assumptions used to estimate the HCR deferred royalty obligation accretion of the liability include the revenue projections and timing of payments.

The principal considerations for our determination that performing procedures relating to the deferred royalty obligation with HCR is a critical audit matter are (i) the significant judgment by management when determining the value of the deferred royalty obligation; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the audit evidence obtained related to management's assumptions related to the revenue projections used to determine the timing of expected cash outflows through the Monte Carlo simulation model; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management's process for developing the deferred royalty obligation; (ii) evaluating the appropriateness of the Monte Carlo simulation model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to future revenue projections and the timing of payments considering external market and industry data. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Monte Carlo simulation model and (ii) reasonableness of the revenue projections.



Product Revenue – Gross-to-net (GTN) sales adjustment – Discarded Drug Rebate

As described in Notes 2 and 16 to the consolidated financial statements, product revenue is recognized at the net selling price, which includes reductions for gross-to-net ("GTN") sales adjustments such as government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts. Government rebates include the discarded drug rebate. The Infrastructure Investment and Jobs Act requires manufacturers of certain single-source drugs separately paid for under Medicare Part B and marketed in single-dose containers to refund the dispensed drug unused and discarded exceeding an applicable percentage defined by statute or regulation. The accrual for such rebate recognized within accrued expenses and other current liabilities was $15.1 million as of December 31, 2024. The significant assumptions used to estimate the discarded drug rebate include historical experience with discarded volumes considering time lags in the processing of claims and invoicing from the Centers for Medicare & Medicaid Services as well as legal interpretations of applicable laws and regulations used in the rebate calculation. The principal considerations for our determination that performing procedures relating to the discarded drug rebate GTN sales adjustment is a critical audit matter are (i) the significant judgment made by management when determining the discarded drug rebate sales adjustment; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the audit evidence obtained related to the valuation of the discarded drug rebate and management's assumptions related to historical experience with discarded volumes as well as legal interpretations of applicable laws and regulations used in the rebate calculation.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management's process for developing the discarded drug rebate estimates; (ii) testing the accuracy of the rebate calculation; (iii) testing the completeness and accuracy of inputs underlying data used in the calculation of the rebate; and (iv) evaluating the reasonableness of significant assumptions used by management related to the discarded volumes considering historical experience as well as legal interpretations of applicable laws and regulations used in the rebate calculation, and whether assumptions were consistent with evidence obtained in other areas of the audit.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor's reports thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.



Board of Directors' responsibilities for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group's ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued; to disclose, as applicable, matters related to going concern; and to use the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with, Swiss law, and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the standards of the Swiss law, and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

- Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.



- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them regarding all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers SA

Luc Schulthess   Alex Fuhrer

Licensed audit expert   Licensed audit expert

Auditor in charge

Pully, March 27, 2025

We have served as the Company's auditor since 2015.

ADC Therapeutics SA

CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

		As of December 31,		
		2024		**2023**
ASSETS				
Current assets				
Cash and cash equivalents	$	250,867	$	278,598
Accounts receivable, net		20,316		25,182
Inventory		18,387		16,177
Prepaid expenses		8,370		10,344
Other current assets		9,450		5,990
Total current assets		**307,390**		**336,291**
Property and equipment, net		5,075		5,622
Operating lease right-of-use assets		8,354		10,511
Interest in joint venture		—		1,647
Other long-term assets		1,161		711
Total assets	**$**	**321,980**	**$**	**354,782**
LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY				
Current liabilities				
Accounts payable	$	18,029	$	15,569
Accrued expenses and other current liabilities		62,440		52,101
Total current liabilities		**80,469**		**67,670**
Deferred royalty obligation, long-term		320,093		303,572
Senior secured term loans		113,632		112,730
Operating lease liabilities, long-term		7,995		10,180
Other long-term liabilities		2,433		8,879
Total liabilities		**524,622**		**503,031**
Commitments and contingencies *(Note 14)*				
Shareholders' (deficit) equity				
Common shares, at CHF 0.08 par value		8,425		7,312
Issued shares: 101,606,376 at December 31, 2024 and 89,041,946 at December 31, 2023; outstanding shares: 98,861,402 at December 31, 2024 and 82,293,137 at December 31, 2023				
Additional paid-in capital		1,283,892		1,180,545
Treasury shares		(220)		(541)
At December 31, 2024: 2,744,974 and December 31, 2023: 6,748,809				
Accumulated other comprehensive loss		(1,421)		(93)
Accumulated deficit		(1,493,318)		(1,335,472)
Total shareholders' (deficit) equity		**(202,642)**		**(148,249)**
Total liabilities and shareholders' (deficit) equity	**$**	**321,980**	**$**	**354,782**

The accompanying notes are an integral part of these consolidated financial statements.

ADC Therapeutics SA

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

		For the Years Ended December 31,		
		2024		**2023**
Revenue				
Product revenues, net	$	69,280	$	69,060
License revenues and royalties		1,557		498
Total revenue, net		70,837		69,558
Operating expense				
Cost of product sales		(5,949)		(2,529)
Research and development		(109,633)		(127,127)
Selling and marketing		(44,015)		(57,464)
General and administrative		(41,894)		(48,424)
Total operating expense		(201,491)		(235,544)
Loss from operations		**(130,654)**		**(165,986)**
Other income (expense)				
Interest income		12,272		10,540
Interest expense		(50,211)		(46,325)
Other, net		12,457		6,352
Total other expense, net		(25,482)		(29,433)
Loss before income taxes		**(156,136)**		**(195,419)**
Income tax expense		(166)		(39,106)
Loss before equity in net losses of joint venture		**(156,302)**		**(234,525)**
Equity in net losses of joint venture		(1,544)		(5,528)
Net loss	$	**(157,846)**	$	**(240,053)**
Net loss per share				
Net loss per share, basic and diluted	$	(1.62)	$	(2.94)
Weighted average shares outstanding, basic and diluted		97,159,966		81,712,166

The accompanying notes are an integral part of these consolidated financial statements.

ADC Therapeutics SA

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

		For the Years Ended December 31,		
		2024		**2023**
Net loss	$	**(157,846)**	$	**(240,053)**
Other comprehensive (loss) income:				
Remeasurement of defined benefit pension liability		(1,044)		(1,854)
Foreign currency translation adjustment		(185)		376
Other comprehensive loss before share of other comprehensive loss in joint venture		**(1,229)**		**(1,478)**
Share of other comprehensive loss in joint venture		(103)		(438)
Other comprehensive loss		**(1,332)**		**(1,916)**
Total comprehensive loss	$	**(159,178)**	$	**(241,969)**

The accompanying notes are an integral part of these consolidated financial statements.

ADC Therapeutics SA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY

(in thousands, except share amounts)	Number of shares	Common shares, par value	Additional paid-in capital	Number of shares (held or received)/ delivered	Treasury shares	Accumulated other comprehensive (loss) income	Accumulated deficit	Total
December 31, 2022	**89,041,946**	**$ 7,312**	**$ 1,166,414**	**(8,399,419)**	**$ (679)**	**$ 1,823**	**$ (1,095,419)**	**$ 79,451**
Loss for the period	—	$ —	$ —	—	$ —	$ —	$ (240,053)	$ (240,053)
Remeasurement of defined benefit pension liability	—	—	—	—	—	(1,854)	—	(1,854)
Foreign currency translation adjustment	—	—	—	—	—	376	—	376
Other comprehensive loss before share of other comprehensive loss in joint venture	**—**	**—**	**—**	**—**	**—**	**(1,478)**	**—**	**(1,478)**
Share of other comprehensive loss in joint venture	—	—	—	—	—	(438)	—	(438)
Total other comprehensive loss	**—**	**—**	**—**	**—**	**—**	**(1,916)**	**—**	**(1,916)**
Total comprehensive loss for the period	—	—	—	—	—	**(1,916)**	**(240,053)**	**(241,969)**
Vestings of RSUs	—	—	(111)	1,330,081	111	—	—	—
Issuance of shares, 2022 Employee Stock Purchase Plan	—	—	747	320,529	27	—	—	774
Share-based compensation expense	—	—	13,495	—	—	—	—	13,495
	—	—	14,131	1,650,610	138	—	—	14,269
December 31, 2023	**89,041,946**	**$ 7,312**	**$ 1,180,545**	**(6,748,809)**	**$ (541)**	**$ (93)**	**$ (1,335,472)**	**$ (148,249)**
Loss for the period	—	—	—	—	—	—	(157,846)	(157,846)
Remeasurement of defined benefit pension liability	—	—	—	—	—	(1,044)	—	(1,044)
Foreign currency translation adjustment	—	—	—	—	—	(185)	—	(185)
Other comprehensive loss before share of other comprehensive loss in joint venture	**—**	**—**	**—**	**—**	**—**	**(1,229)**	**—**	**(1,229)**
Share of other comprehensive loss in joint venture	—	—	—	—	—	(103)	—	(103)
Total other comprehensive loss	**—**	**—**	**—**	**—**	**—**	**(1,332)**	**—**	**(1,332)**
Total comprehensive loss for the period	**—**	**—**	**—**	**—**	**—**	**(1,332)**	**(157,846)**	**(159,178)**
Vestings of RSUs	2,146,768	192	(236)	502,929	40	4	—	—
Exercise of options	5,750	—	219	108,721	9	—	—	228
Issuance of shares, 2022 Employee Stock Purchase Plan	—	—	526	392,185	32	—	—	558
Issuance of shares, underwritten offering, net of transaction costs	10,411,912	921	59,345	3,000,000	240	—	—	60,506
Issuance of warrants, underwritten offering, net of transaction costs	—	—	36,925	—	—	—	—	36,925
Share-based compensation expense	—	—	6,568	—	—	—	—	6,568
	12,564,430	1,113	103,347	4,003,835	321	4	—	104,785
December 31, 2024	**101,606,376**	**$ 8,425**	**$ 1,283,892**	**(2,744,974)**	**$ (220)**	**$ (1,421)**	**$ (1,493,318)**	**$ (202,642)**

The accompanying notes are an integral part of these consolidated financial statements.

ADC Therapeutics SA

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		For the Years Ended December 31,		
		2024		**2023**
Cash used in operating activities				
Net loss	$	(157,846)	$	(240,053)
Adjustments to reconcile net loss to net cash used in operations:				
Deferred income taxes		—		37,104
Share-based compensation expense		6,568		13,495
Accretion expense of deferred royalty obligation		28,224		19,207
Cumulative catch-up adjustment, deferred royalty obligation		(11,178)		(4,972)
Write-downs of inventory		1,518		1,608
Depreciation		1,334		1,187
Amortization of operating lease right-of-use assets		1,942		2,080
Share of results in joint venture		1,544		5,528
Change in defined benefit pension liabilities		(186)		(712)
Warrant obligations, decrease in fair value		(296)		(497)
Amortization of debt discount, senior secured term loan		902		3,016
Other		(187)		52
Changes in operating assets and liabilities:				
Accounts receivable, net		4,771		47,789
Inventory		(3,728)		(5,712)
Other current assets		(1,480)		7,289
Other long-term assets		(456)		200
Accounts payable		2,462		3,173
Accrued expenses and other short-term liabilities		11,140		(14,143)
Operating lease liabilities		(1,958)		(1,716)
Other long-term liabilities		(6,925)		7,391
Net cash used in operating activities		**(123,835)**		**(118,686)**
Cash flows used in investing activities				
Payment for purchases of property and equipment		(867)		(3,216)
Net cash used in investing activities		**(867)**		**(3,216)**
Cash flows provided by (used in) financing activities				
Proceeds from common shares, 2024 Equity Offering, net of transaction costs		60,506		—
Proceeds from 2024 Pre-Funded Warrants, net of transaction costs		36,925		—
Proceeds from deferred royalty transaction, net of transaction costs		—		73,102
Proceeds from share issuance under stock purchase plan		558		773
Proceeds from the exercise of options		228		—
Taxes paid related to net settled equity awards		(1,163)		—
Net cash provided by financing activities		**97,054**		**73,875**
Net decrease in cash and cash equivalents		**(27,648)**		**(48,027)**
Exchange (losses)/gains on cash and cash equivalents		(83)		184
Cash and cash equivalents at beginning of year		278,598		326,441
Cash and cash equivalents at end of year	$	**250,867**	$	**278,598**
Supplemental Cash Flow Information:				
Interest paid	$	15,702	$	15,387
Interest received		13,707		9,725
Payments made under royalty financing transaction		5,384		8,709
Supplemental Non-Cash Investing Activities:				
Capital expenditures recorded in Accounts payable and Accrued expenses and other current liabilities		—		65

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share amounts)

1. Description of Business and Organization

ADC Therapeutics is a commercial-stage global pioneer in the field of antibody drug conjugates ("ADCs") committed to advancing its proprietary ADC technology platform to transform the cancer treatment paradigm for patients with hematologic malignancies and solid tumors.

Since its inception, the Company has devoted its resources to developing a validated and differentiated technology platform with multiple payloads, linkers and conjugation chemistry, enabling the design of next-generation potent ADCs with an enhanced therapeutic index. The Company generates sales from its flagship product, ZYNLONTA, which is currently approved in the U.S. for the treatment of relapsed or refractory diffuse large B-cell lymphoma ("DLBCL") in the 3L setting and has also been granted conditional approval from the European Commission and conditional approval from the China National Medical Products Administration. Additionally, the Company is seeking to expand ZYNLONTA into new indications and earlier lines of therapy while pursuing our early-stage solid tumor programs.

The Company was incorporated on June 6, 2011 under the laws of Switzerland, with its registered office located at Route de la Corniche 3B, 1066 Epalinges, Switzerland. The Company has two wholly-owned subsidiaries: ADC Therapeutics America, Inc. ("ADCT America"), which was incorporated in Delaware, USA on December 10, 2014 and ADC Therapeutics (UK) Ltd ("ADCT UK"), incorporated in England on December 12, 2014. The Company and its two subsidiaries form the ADCT Group (the "Group"). ADC Therapeutics (NL) B.V., previously a wholly-owned subsidiary of the Company, was dissolved effective October 4, 2024.

All references to "ADC Therapeutics," "the Company", "we," "us," and "our" refer to ADC Therapeutics SA and its consolidated subsidiaries unless otherwise indicated.

2. Summary of Significant Accounting Policies

Basis of preparation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") and include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures in the consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on assumptions believed to be reasonable under the circumstances. Actual results could differ materially from those estimates.

Risks and Uncertainties

The Company is subject to risks and uncertainties common to companies in the global biotechnology and pharmaceutical industries, including, but not limited to, risks of failure or unsatisfactory results of its research and development efforts and clinical studies, the need for significant capital to fund the continued development of its products and pipeline, the need to obtain and maintain marketing approval for its product and candidates, the need to successfully commercialize and gain market acceptance of any of its product candidates that obtain regulatory approval, dependence on strategic relationships with collaboration and commercialization partners and on key personnel, securing and protecting proprietary technology, compliance with government regulations, competition, and dependence on third-party service providers such as contract research organizations ("CROs"), contract manufacturing organizations ("CMOs"), other suppliers, and third-party logistics providers.

Concentrations of Risk

Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Transaction exposure arises because the amount of local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. Foreign exchange risk arises from:

- forecast costs denominated in a currency other than the entity's functional currency;

- recognized assets and liabilities denominated in a currency other than the entity's functional currency; and

- net investments in foreign operations.

Management believes that foreign exchange risk is minimal, as the Company pays invoices mainly in U.S. dollars and holds cash principally in U.S. dollars.

Interest rate risk

Interest rate risk arises from movements in interest rates which could have adverse effects on the Company's net loss or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities, and on the value of the net defined benefit pension obligation. In relation to the royalty purchase agreement with HCR, the Company is obligated to pay interest in the form of royalties in connection with certain net sales and licensing revenue. As the effective interest rate ("EIR") on the deferred royalty obligation does not depend on market performance, the exposure to interest rate and market risk is deemed low. See Note 12, "Deferred royalty obligation" for further information. In regards to the senior secured term loans, the interest rate is variable and dependent upon market factors. The Company will update the EIR at the end of each reporting period for changes in the rate. See Note 10, "Senior secured term loan facility and warrants" for further information.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities and from its financing activities including deposits with banks and other financial institutions. The Company's cash and cash equivalents accounts are maintained with well established, highly rated financial institutions. The Company's wholly-owned subsidiaries are solvent, are managed on a cost-plus service provider basis, and are supported by the Company as the parent.

To date, the Company's only source of product revenue, which commenced during May 2021, has been sales of ZYNLONTA only in the U.S., which is sold primarily through wholesale distributors. In addition, the Company earns license revenues and royalties through its license agreements with third parties. See Note 16 "Revenue" for further information. We continuously monitor the creditworthiness of our customers and have internal policies regarding customer credit limits. When determining customer allowances for estimated credit losses, the Company analyzes accounts that are past due, the creditworthiness of its customers, current economic conditions and, when sufficient historical data becomes available, actual credit losses incurred by the Company. As of December 31, 2024, and 2023, the Company did not record an allowance for expected credit losses as it was considered immaterial.

Liquidity risk

Liquidity risk is the risk that the Company may not be able to generate sufficient cash resources to settle its obligations in full as they fall due or can do so only on terms that are materially disadvantageous. Prudent liquidity risk management implies maintaining sufficient cash to cover working capital requirements. Cash is monitored by the Company's management.

Funding and liquidity risks are reviewed regularly by management and the Board of Directors. The Board of Directors reviews the Company's ongoing liquidity risks quarterly as part of the financial review process and on an ad hoc basis as necessary. To date, the Company has funded its capital requirements through capital raises, including the issuance of the Company's common shares, the issuance of convertible loans, the issuance of term loans, partnering of its programs and royalty financings. The Company may need to raise additional capital in the future, and that such financing may not be available on acceptable terms, or at all.

Other Concentrations of Risk

We depend on single source suppliers for certain components of our inventory, and our production, warehousing and distribution operations are outsourced to third-party suppliers and CMOs where a significant portion of our inventory is located. Disruption of supply from key vendors or third-party suppliers may have a material adverse impact on our operations and financial results.

Our primary source of revenue is from sales of ZYNLONTA. Historically, we have not experienced significant credit losses on our accounts receivable and as of December 31, 2024 and 2023, allowances on receivables were not material. Four customers accounted for 100% and 96% of gross accounts receivable as of December 31, 2024, and 2023, respectively.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US dollars ("$" or "USD"), which is the Company's functional and Group's reporting currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized within "Other, net" in the consolidated statements of operations.

Wholly-owned subsidiaries

The results and financial position of all the Company's entities that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each consolidated statement of operations are translated at monthly average exchange rates; and

(iii) all resulting exchange differences are recognized in other comprehensive loss, under "Foreign currency translation adjustment."

Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date while non-monetary assets and liabilities are translated at historical exchange rates. Exchange gains and losses resulting from remeasurement adjustments are recorded within general and administration costs in the consolidated statements of operations.

Foreign currency exchange rates

The following exchange rates have been used for the translation of the financial statements of ADCT UK, the functional currency of which is the British pound:

	Year ended December 31,	
	2024	**2023**
US $ / GBP		
Closing rate, GBP 1	1.2536	1.2731
Weighted average exchange rate, GBP 1	1.2743	1.2431

Cash and cash equivalents

Cash and cash equivalents include demand deposits held at financial institutions and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to cash.

Fair value measurements

Financial assets and liabilities are required to be measured and reported at fair value at each reporting period. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value includes:

   a.   Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

   b.   Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices);

   c.   Level 3: inputs for the asset or liability that are not based on observable market data.

Accounts receivable

Trade accounts receivable represent amounts due from customers from product sales and are stated net of customer sales allowances for chargebacks, product returns and estimated credit losses. The Company's payment terms range from 30 to 90 days. When determining customer allowances for estimated credit losses, the Company analyzes accounts that are past due, the creditworthiness of its customers, current economic conditions and, when sufficient historical data becomes available, actual credit losses incurred by the Company. As of December 31, 2024, and 2023, the Company did not record an allowance for expected credit losses as it was considered immaterial.

License revenue and royalties receivable, as well as other amounts due from the Company's partners, are included in accounts receivable and are typically payable to us within 45 to 60 days after the end of each quarter in which they were earned.

Inventory

Inventory is stated at the lower of cost or net realizable value with costs determined on a first-in, first-out basis. Reserves for potentially excess, dated or obsolete inventories are established as a write-down to inventory and a charge to cost of product sales based on forecasted product demand estimates and the likelihood of consumption in the normal course of business, considering the expiration dates of the inventories on hand, planned production volumes and required production lead times.

Property and equipment

All property and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated using the straight-line method to reduce the cost of each asset to its residual value over its estimated useful life, as follows:

Leasehold improvements	2 to 10 years
Laboratory equipment	5 years
Office equipment	5 years
Hardware and computer software	3 years

Leases

The Company recognizes operating lease right-of-use ("ROU") assets and operating lease liabilities when the Company obtains the right to control the asset under a leasing arrangement with an initial term greater than twelve months. The Company evaluates the nature of each lease at the inception of an arrangement to determine whether it is an operating or financing lease and recognizes the operating lease ROU asset and operating lease liability based on the present value of future minimum lease payments over the expected lease term. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the Company uses the incremental borrowing rate we would expect to pay to borrow on a similar collateralized basis over a similar term in order to determine the present value of our lease payments. Operating lease ROU assets are comprised of the lease liability plus any lease payments made and excludes lease incentives. Certain lease arrangements contain renewal or termination options that have been included in the determination of the lease term if the options are reasonably certain of being exercised. For contracts that contain lease and non-lease components, the Company accounts for both components as a single lease component. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

Investments in joint venture

The Company has an investment in a joint venture in which we own less than 50% and do not control the investee. The investment is accounted for using the equity method given our ability to exercise significant influence over the operating and financial decisions of the investee. The Company recognized its share of the investee's profit or losses, other comprehensive income or losses and capital transactions as an adjustment to the carrying value of its investment in joint venture. The Company's carrying value of its investment in a joint venture increases or decreases in relation to the Company's proportionate share of comprehensive income or loss of the joint venture. When the Company's share of losses of a joint venture exceeds the Company's interest in that joint venture, the Company ceases to recognize its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture. The Company's Investment in joint venture is assessed for impairment when events or circumstances indicate the carrying value of the investment may be impaired based on qualitative factors.

Long-lived assets

Long-lived assets by geographic area are as follows:

(in thousands)

Country	December 31, 2024	December 31, 2023
Switzerland	$ 1,460	$ 1,364
United Kingdom	12,133	13,707
United States	997	1,773
	$ 14,590	$ 16,844

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, including its eventual residual value, is compared to the carrying value to determine whether impairment exists. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written-down to their estimated fair values. For the years ended December 31, 2024 and 2023, there were no material impairments of the value of long-lived assets.

Loans

Loans are initially recognized at fair value, net of transaction costs incurred. Loans are subsequently measured at amortized cost using an effective interest rate ("EIR"). Loans are presented as a financial liability in the consolidated balance sheets. Debt is classified as a current liability when due within 12 months after the end of the reporting period. The remainder of the amount is presented as a long-term liability.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance included in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 480, Distinguishing Liabilities from Equity ("ASC 480"), ASC 815, Derivatives and Hedging ("ASC 815") and Accounting for Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether the warrants meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company's own common stock and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. For warrants that are classified as liabilities, the Company records the fair value of the warrants at each balance sheet date and records changes in the estimated fair value as a gain or loss in Other, net.

Employee benefits

Employee Pension Plans

The Company's wholly-owned subsidiaries operate defined benefit and defined contribution pension plans in accordance with the local conditions and practices in the countries in which they operate. Certain employees of the UK subsidiary are covered by local defined contribution plans. The defined benefit schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. A defined contribution plan is a plan that provides an individual account for each participant and provides benefits that are based on all of the following: amounts contributed to the participant's account by the employer or employee; investment experience; and any forfeitures allocated to the account, less any administrative expenses charged to the plan. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. However, as is the case with many Swiss pension plans, although the amount of ultimate pension benefit is not defined, certain legal obligations of the plan nevertheless create constructive obligations on the employer to pay further contributions to fund an eventual deficit. This results in the plan being accounted for as a defined benefit plan.

The liability recognized in the consolidated balance sheets in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by a third party using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity that approximate the terms of the related pension obligation.

The current service cost of the defined benefit plan is recognized in the consolidated statements of operations in employee benefit expenses, except where included in the cost of an asset, and reflects the increase in the defined benefit obligation resulting from employee service in the current year.

Past service costs, resulting from a plan amendment or curtailment, are recognized in Other comprehensive (loss) income and amortized to the consolidated statements of operations and comprehensive loss over the average remaining service period of active employees.

The net interest cost is calculated by applying the discount rate to the net balance of the present value of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expenses within research and development and general and administrative expenses in the consolidated statements of operations.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in Other comprehensive (loss) income in the period in which they arise and amortized to the consolidated statements of operations and comprehensive loss in subsequent periods using the corridor approach.

For defined contribution plans, the company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations. The contributions are recognized as employee benefit expenses in the consolidated statements of operations. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Share-based Compensation

The Company grants share-based awards. The fair value of awards expected to vest are recognized as an employee share-based compensation expense using the graded accelerated vesting method over the requisite service period of the award less actual forfeitures. The fair value of each stock option is estimated on the date of grant using the Black-Scholes option valuation model, that requires the use of assumptions including the expected volatility of the Company's stock price, expected term, risk-free rate and the fair value of the underlying common stock. We estimate the fair value of restricted stock units granted based on the closing market price of our common stock on the date of grant. Actual forfeitures are recognized as they occur.

Employee Stock Purchase Plan

The fair value of purchase rights granted under the employee stock purchase plan is recognized as an employee share-based compensation expense with a corresponding increase in Additional paid-in capital. The total amount to be expensed is determined by reference to the fair value of the purchase rights granted.

The total expense is recognized over the offering period, which is the period over which all of the specified vesting conditions are to be satisfied. Participants that voluntarily withdraw from the plan are accounted for as a cancellation and total share-based compensation is recorded in the period in which the participant withdraws. Terminations are accounted for as forfeitures and any share-based compensation expense is reversed in the period the participant terminates. Accumulated payroll deductions are recorded within Accrued expenses in other current liabilities until the shares are purchased by the participant at the end of the offering period.

Revenue Recognition

The Company recognizes revenue when or as control of promised goods or services is transferred to its customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services. The Company follows a five-step model: (i) identify the customer contract; (ii) identify the contract's performance obligation; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when, or as, a performance obligation is satisfied.

Product revenue

The Company generates revenue from sales of ZYNLONTA in the U.S. for the treatment of relapsed or refractory DLBCL. Revenue is recognized when control is transferred to the customer at the net selling price, which includes reductions for gross-to-net ("GTN") sales adjustments such as government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts.

GTN sales adjustments involve significant estimates and judgment after considering factors including legal interpretations of applicable laws and regulations, historical experience and drug product analogs in the absence of Company experience, payer channel mix, current contract prices under applicable programs, unbilled claims and processing time lags and inventory levels in the distribution channel. Management also uses information from external sources to identify prescription trends, patient demand, average selling prices, discarded volumes and sales return and allowance data for the Company and analog drug products. The Company's estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which the Company receives third-party information. Estimates will be assessed each period and adjusted as required to revise information or actual experience. In particular, the following rebate requires a substantial degree of judgement.

Discarded Drug Rebate

The Infrastructure Investment and Jobs Act requires manufacturers of certain single-source drugs separately paid for under Medicare Part B and marketed in single-dose containers or packages to provide annual refunds ("discarded drug rebate"), if those portions of the dispensed drug that are unused and discarded exceed an applicable percentage defined by statute or regulation. The Centers for Medicare & Medicaid Services (the "CMS") finalized regulations to implement this section on November 18, 2022, and the provision went into effect on January 1, 2023. In particular, the estimate for the discarded drug rebate requires a substantial degree of judgement.

The Company began estimating and recording a provision for the discarded drug rebate as a GTN sales adjustment beginning in the first quarter of 2023. The significant assumptions used to estimate the discarded drug rebate include legal interpretations of applicable laws and regulations, historical experience with discarded volumes and time lags in the processing of claims and invoicing from CMS. Management uses a number of factors to estimate the discarded drug rebate, including information from external sources to identify the Company's discarded volumes and information from CMS on discarded volumes.

<u>*License arrangements*</u>

The Company recognizes revenues from license fees for intellectual property (IP) either at a point in time or over time. The Company must make an assessment as to whether such a license represents a right-to-use the IP (at a point in time) or a right to access the IP (over time). The Company recognizes revenue for a right-to-use license immediately if the licensee can begin to use and benefit from the IP upon commencement of the license term and the Company has no further obligations in the context of the IP. A license is considered a right to access the IP when the Company undertakes activities during the license term that may significantly affect the IP, which directly exposes the customer to any positive or negative effects arising from such activities. These activities do not result in the immediate transfer of a good or service to the customer. As such, revenues from the right to access the IP are recognized over time.

The Company may enter into agreements with multiple performance obligations. Performance obligations are identified and separated when the other party can benefit from the license on its own or together with other resources that are readily available, and the license is separately identifiable from other goods or services in the contract.

Transaction prices for out-license arrangements may include fixed up-front amounts as well as variable consideration such as contingent development and regulatory milestones, sales-based milestones and royalties. The most likely amount method is used to estimate contingent development and regulatory milestones because the ultimate outcomes are binary in nature. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved. To the extent arrangements include multiple performance obligations that are distinct, the transaction price assigned to each distinct performance obligation is reflective of the relative stand-alone selling price when sold separately or estimated stand-alone selling price on the basis of comparable transactions with other customers when such goods or services are not sold separately. The residual approach is the method used to estimate a stand-alone selling price when the selling price for a good or service is highly variable or uncertain.

In determining the transaction prices for licenses of intellectual property only or when a license of intellectual property is the predominant item, both sales milestones and royalties are excluded from the variable consideration guidance and recognized at the later of when the subsequent sales transaction occurs, or the satisfaction or partial satisfaction of the performance obligation to which some or all of the royalty has been allocated.

Cost of product sales

Cost of product sales primarily includes direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics, and royalties to a collaboration partner based on net product sales of ZYNLONTA. Inventory amounts written down as a result of excess or obsolescence are charged to Cost of product sales.

Research and Development ("R&D") expenses

R&D costs are expensed as incurred, and consist of salaries and benefits of employees, share-based compensation costs, fees paid to CROs and CMOs, upfront fees and achieved milestone payments associated with R&D collaboration arrangements, supplies, facilities costs and allocated overhead expenditures. Clinical study and certain research costs are recognized over the service periods specified in the contracts and adjusted as necessary based upon an ongoing review of the level of effort and costs actually incurred. The Company is required to estimate its expenses resulting from its obligation under contracts with vendors and consultants and clinical site agreements in connection with its R&D efforts. Although the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary, and will be assessed each period and adjusted as required to reflect amounts actually incurred. Research and development costs are presented net of reimbursements from development partners.

Income taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties related to an underpayment of income taxes are included in the income tax expense and classified with the related liability on the consolidated balance sheets. The uncertain tax position is presented as a reduction to a deferred tax asset for credit carryforward.

Loss per share

Basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of common shares in issue during the year, excluding common shares owned by the Company and held as treasury shares.

Diluted loss per share adjusts the shares used in the determination of basic loss per share to take into account potentially dilutive common shares, if applicable, and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all potentially dilutive common shares (share option plans, employee stock purchase plan and outstanding warrants). The Company has incurred a loss for the years ended December 31, 2024 and 2023 and therefore potentially dilutive common shares have been excluded from the calculation of diluted loss per share because the effect would be anti-dilutive.

Contingencies

From time to time, we may become involved in claims and other legal matters arising in the ordinary course of business. We record accruals for loss contingencies to the extent that we conclude that it is probable that a liability has been incurred and the amount of the related loss can be reasonably estimated. Legal fees and other expenses related to litigation are expensed as incurred and included in selling, general and administrative expenses.

Reclassification

During 2024, amounts previously presented on the consolidated balance sheets as "Prepaid expenses and other current assets" are now presented individually as "Prepaid expenses" and "Other current assets". Prior period amounts have been reclassified to conform to the current period presentation.

Recent Accounting Pronouncements

New accounting pronouncements which have been adopted

We adopted FASB ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, effective for fiscal years beginning in January 2024, which requires that a public entity disclose significant segment expenses regularly reviewed by the chief operating decision maker ("CODM"), including public entities with a single reportable segment. Adoption of this standard did not have a material impact on our financial results, but resulted in enhanced disclosures as included in Note 20, "Segment Reporting.."

Issued but not yet adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for the Company's annual reporting periods beginning in January 2025. Adoption is either with a prospective method or a fully retrospective method of transition. Early adoption is permitted. The Company is currently evaluating the effect that adoption of ASU 2023-09 will have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses Disclosure*. The ASU requires disaggregation, in the notes to the financial statements, of certain cost and expense captions presented on the face of the Company's interim and annual financial statements. ASU 2023-09 is effective for fiscal years beginning in January 2027 and interim periods beginning January 2028, with early adoption permitted. Adoption may be applied prospectively or retrospectively. The Company is currently evaluating the effect that adoption of ASU 2024-03 will have on its consolidated financial statements.

3. **Fair value measurements**

The carrying amount of Cash and cash equivalents, Accounts Receivable, net and Accounts payable is a reasonable approximation of fair value due to the short-term nature of these assets and liabilities. Financial liabilities that are not measured at fair value on a recurring basis include our senior secured term loan and deferred royalty financing obligation. The carrying value of our senior secured term loan approximates fair value as these borrowings are based on variable market rates. The fair value of our deferred royalty obligation was $312.0 million and $272.9 million as of December 31, 2024 and 2023, respectively, and is based on our current estimates of future royalties expected to be paid over the estimated life of the royalty purchase agreement which are level 3 inputs.

The Deerfield warrants, which are measured at fair value on a recurring basis, were as follows for the years ended December 31, 2024 and 2023:

(in thousands)	Total	Quoted prices in active markets for identical assets and liabilities (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2024:				
Deerfield warrant obligation	$ —	$ —	$ —	$ —
Total	$ —	$ —	$ —	$ —

(in thousands)	Total	Quoted prices in active markets for identical assets and liabilities (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2023:				
Deerfield warrant obligation	$ 296	$ —	$ 296	$ —
Total	**$ 296**	**$ —**	**$ 296**	**$ —**

Fair values must be estimated at the end of each reporting period with regard to the Deerfield warrants. The approach to valuation follows the fair value principle, and the key input factors are described for the Deerfield warrants in Note 11, "Deerfield warrants." A Black-Scholes model was used to calculate the fair values.

There were no transfers between the respective levels during the period.

4. **Inventory**

As of December 31, 2024 and December 31, 2023 inventory consisted of the following:

(in thousands)	December 31, 2024	December 31, 2023
Work in progress	$ 18,338	$ 16,095
Finished goods	49	82
Total inventory, net	**$ 18,387**	**$ 16,177**

Inventory write-downs of $1,518 and $1,608 were recognized and charged to cost of product sales in the Company's consolidated statements of operations for the years ended December 31, 2024 and 2023, respectively.

5. **Property and equipment**

Property and equipment as of December 31, 2024 and December 31, 2023 consisted of the following:

(in thousands)	December 31, 2024	December 31, 2023
Leasehold improvements	$ 3,873	$ 3,953
Laboratory equipment	4,415	3,652
Office equipment	970	1,119
Hardware and computer software	1,137	1,173
	10,395	**9,897**
Less: accumulated depreciation	(5,320)	(4,275)
Property and equipment, net	**$ 5,075**	**$ 5,622**

Depreciation expense for the years ended December 31, 2024 and 2023 was $1,334 and $1,187, respectively.

6. **Leases**

The Company leases space for its corporate offices and research and development facilities under non-cancellable operating leases.

During the third quarter of 2024, the Company modified the terms of its existing lease for its office in New Jersey, USA. The existing lease contract was scheduled to expire on November 30, 2024, including an extension option for three additional years, which at inception, the Company believed was reasonably likely to be exercised. The Company extended the term by seven months commencing on December 1, 2024 and removed the three-year extension option. Accordingly, the Company remeasured its lease liability and adjusted its right-of-use asset based on the revised lease term.

On September 1, 2023, the Company modified the terms of its existing lease for its office in Switzerland. The existing lease contract was originally scheduled to expire on June 15, 2024 and has been cancelled and replaced by the new lease. The new lease also includes a reduction in the amount of office space being occupied. The modified lease commenced on September 1, 2023 and expires November 30, 2028, and includes a renewal option for five additional years through November 2033. The Company is reasonably certain it will exercise the extension option and therefore has accounted for the modified lease as a ten-year lease term.

On January 30, 2023, the Company expanded the square footage of its existing lease related to its U.K. office. The lease commenced on January 30, 2023 and expires on January 27, 2031, and includes an option to terminate early on January 26, 2026. The Company is reasonably certain it will not terminate the lease early and therefore will account for the lease using an eight-year lease term.

Non-cash operating lease ROU assets obtained in exchange for operating lease obligations were $0.6 million and $4.9 million for the years ended December 31, 2024 and 2023, respectively.

Lease costs for the years ended December 31, 2024 and 2023 are $1,942 and $2,080, respectively.

Maturities of lease liabilities are as follows:

Year ending December 31, 2025	$	1,780
Year ending December 31, 2026		1,681
Year ending December 31, 2027		1,718
Year ending December 31, 2028		1,758
Year ending December 31, 2029		1,799
Thereafter		2,096
Total lease payments		10,832
Less: imputed interest		1,466
Present value of lease liabilities	$	**9,366**

Other supplemental information related to leases is summarized below:

	As of December 31,	
	2024	**2023**
Weighted average remaining lease term (years)	6.3	7.1
Weighted average discount rate	4.6 %	4.4 %

7. **Interest in joint venture**

On December 14, 2020, the Company formed a new joint venture company, Overland ADCT BioPharma, with Overland Pharmaceuticals ("Overland") to develop and commercialize ZYNLONTA, and three of the Company's ADC product candidates, ADCT-601, ADCT-602 and ADCT-901 (collectively, the "Licensed Products"), in greater China and Singapore (the "Territory"). The Company agreed to supply product to Overland ADCT BioPharma for its drug development and commercialization under a supply agreement entered into between the parties.

Under the terms of the license agreement between the Company and Overland ADCT BioPharma, the Company licensed exclusive development and commercialization rights to the Licensed Products (the "Licensed IP") in the Territory to Overland ADCT BioPharma. Overland invested $50.0 million in Overland ADCT BioPharma, and is obligated to pay the Company potential development milestone payments related to ADCT-601, ADCT-602 and ADCT-901, for a 51% equity interest. The Company received a 49% equity interest in exchange for contribution of the Licensed IP. The Company and Overland have appointed an equal number of nominees to the board of directors of Overland ADCT BioPharma which includes the Chief Executive Officer of Overland ADCT BioPharma. Pursuant to the license agreement, the Company may also earn low to mid-single digit royalties on net sales of the Licensed Products. In addition, Overland ADCT BioPharma elected to participate in the Company's global clinical trials. The Company also received an option, which it may exercise at its sole discretion, to exchange any or all of its equity interest in Overland ADCT BioPharma into an equity interest in Overland upon an initial public offering of Overland. Given the uncertainty of an initial public offering of Overland, the Company did not assign any value to the option.

In connection with the formation of Overland ADCT BioPharma, the Company determined the fair value of its equity interest by implying a total equity value of Overland ADCT BioPharma using Overland's investment of $50.0 million and the fair value of the contingent milestone consideration for Overland's 51% equity interest. The fair value of the contingent consideration was determined to be nominal due to the high uncertainty related to achieving certain conditions associated with the contingent consideration as of the closing date.

The table below provides a rollforward of the Company's interest in Overland ADCT BioPharma as of December 31, 2024 and 2023.

(in thousands)		
Interest in joint venture		
January 1, 2023	$	7,613
Share of comprehensive loss in joint venture		(5,966)
December 31, 2023		**1,647**
Share of comprehensive loss in joint venture		(1,647)
December 31, 2024	$	—

The Company recognized the proportionate share of Overland ADCT BioPharma's net loss up to the investment carrying amount. The equity method investment in Overland ADCT Biopharma was reduced to zero during the year ended December 31, 2024 and no further losses will be recorded in the Company's consolidated financial statements as the Company has not incurred legal or constructive obligations or committed to additional funding on behalf of the joint venture. The Company will begin recognizing its share of net income only when it is greater than the cumulative net losses not recognized during the period the equity method was suspended.

8. **Income taxes**

For the years ended December 31, 2024 and 2023, loss before taxes consists of the following:

	Year Ended December 31,	
(in thousands)	2024	2023
US operations	$ (44,722)	$ (7,888)
Swiss and other jurisdictions	(111,414)	(187,531)
Total	$ (156,136)	$ (195,419)

Income tax expense (benefit) attributable to income consists of:

(in thousands)	Current	Deferred
Year ended December 31, 2024:		
US federal and state	$ 314	$ —
Swiss and other jurisdictions	(148)	—
Total	$ 166	$ —
Year ended December 31, 2023:		
US federal and state	$ 1,479	$ 37,104
Swiss and other jurisdictions	523	—
Total	$ 2,002	$ 37,104

Tax Rate Reconciliation

Income tax expense attributable to income was $166 and $39,106 for the years ended December 31, 2024 and 2023, respectively. The increase in pre-tax book loss in the U.S. is due to internal transfer pricing restructuring started in October 2023. The income tax expense differed from the amounts computed by applying the Swiss income tax rate of 13.66% for both periods to pretax income from continuing operations as a result of the following:

	For the years ended December 31,	
(in thousands)	2024	2023
Loss before income taxes	$ (156,136)	$ (195,419)
Rate reconciliation:		
Computed "expected" tax benefit	(21,328)	(26,694)
Increase (reduction) in income taxes resulting from:		
Differences in overseas taxation rates	(2,991)	(343)
US, state and local income taxes, net of federal income tax benefit	(1,453)	(1,022)
US Research & development tax credit	(7,524)	(5,800)
Stock compensation	692	2,858
Re-assessments of prior year estimates	(1,111)	(4,745)
Non-deductible expenses	1,446	1,576
Change in valuation allowance	16,779	66,989
Expired net operating loss carryforward[1]	14,839	5,638
Other[1]	817	649
Income tax expense	$ 166	$ 39,106

[1] For the year ended December 31, 2023 Expired net operating loss carryforward was included in Other. The prior period has been recast to conform to the current period presentation.

In the table above, the Company used ADCT SA's statutory tax rate as the starting point for the reconciliation since it is the parent entity of the business. The rate reconciliation begins with the blended Swiss Federal and Canton tax rate, rather than solely the Swiss Federal rate, as it more accurately reflects the statutory tax obligations applicable to the Company. Given the structure of the Swiss tax system, where both federal and canton tax components contribute significantly to the overall tax rate, using a blended rate provides a more meaningful basis for reconciliation to the effective tax rate. Effective tax rate varies from the statutory tax rate primarily due to valuation allowance recorded in the current losses in Switzerland and U.S. deferred tax assets.

Deferred Tax Assets

The income tax effect of each type of temporary difference comprising the net deferred tax asset as of December 31, 2024 and 2023 is as follows:

(in thousands)	Year ended December 31,	
	2024	2023
Deferred tax assets:		
Net operating loss carryforwards	$ 149,925	$ 162,877
Federal R&D credit (US)	28,999	21,606
State R&D credits (US)	6,310	6,417
Share-based compensation	14,880	14,873
Capitalized research and development	13,958	2,546
Accrued Rebate Reserve	1,880	1,843
Other deferred tax assets	5,796	3,326
Total gross deferred tax assets	**221,748**	**213,488**
Less: Valuation allowance	(219,836)	(212,156)
Net deferred tax assets	**$ 1,912**	**$ 1,332**
Deferred tax liabilities:		
Interest in joint venture	—	(225)
Other deferred tax liabilities	(1,912)	(1,107)
Total gross deferred tax liabilities	(1,912)	(1,332)
Net deferred tax liability	**$ (1,912)**	**$ (1,332)**
Total deferred tax	**$ —**	**$ —**

The valuation allowance at December 31, 2024 was primarily related to Swiss NOL, Federal R&D and Orphan Drug credits, Capitalized Research & Development, and Share Based Compensation that, in the judgment of management, may not be realized. The valuation allowance increased by $7.7 million in 2024. The change in valuation allowance from 2023 was related to increases in U.S. capitalized R&D, share-based compensation, orphan drug credit deferred tax assets and Swiss NOL. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the effect of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate significant future taxable income prior to the expiration of R&D credit carryforwards in 2044.

At December 31, 2024, the Company has R&D credit for federal and state income tax purposes of $35.3 million which are available to offset partial future federal taxable income, if any, through 2044. The Company has not recognized the entire R&D carryforward due to the reasons stated above.

At December 31, 2024, the Company has Swiss Net Operating Loss Carryforwards of $1,059 million, with expiration dates ranging from 2025 to 2031. The Company has not recognized deferred tax assets on these NOLs due to the reasons stated above.

Uncertain Tax Positions

The Company recorded uncertain tax positions without interest and penalties of $7.5 million and $6.6 million as of December 31, 2024 and 2023, respectively. The increase of uncertain tax positions from tax year 2023 is related to current year positions. The uncertain tax position is recorded in the deduction of deferred tax assets.

(in thousands)	December 31, 2024	December 31, 2023
Balance at January 1,	$ 6,617	$ 5,184
Decreases related to prior year tax positions	(1)	—
Increase related to current year tax positions	1,314	1,463
Lapse of statute of limitations	(420)	(30)
Balance at December 31,	$ 7,510	$ 6,617

The Company files income tax returns in Switzerland, United States, and United Kingdom. The Company remains subject to tax examinations in the following jurisdictions as of December 31, 2024:

	Tax Year
United States - Federal	2021-2024
United States - States	2020-2024
Switzerland	2018-2024

9. **Accrued expenses and other current liabilities**

Accrued expenses and other current liabilities consist of the following:

(in thousands)	December 31, 2024	December 31, 2023
Accrued R&D costs	$ 20,523	$ 24,902
Accrued payroll and benefits	13,600	12,693
Gross-to-net sales adjustments, short-term	15,697	1,543
Operating lease liabilities, short-term	1,371	1,467
Other	11,249	11,496
	$ 62,440	$ 52,101

10. Senior secured term loan facility and warrants

On August 15, 2022, the Company, ADCT UK and ADCT America entered into the Loan Agreement, pursuant to which the Company could borrow up to $175.0 million principal amount of secured term loans, including (i) a First Tranche and (ii) Future Tranches. On August 15, 2022, the Company borrowed $120.0 million principal amount of term loans under the Loan Agreement. The secured term loans mature on August 15, 2029 and accrue interest at an annual rate of secured overnight financing rate (SOFR) plus 7.50% per annum (with respect to SOFR loans) or a base rate plus 6.50% per annum (with respect to alternative base rate ("ABR") loans) for the first five years of the term loans, and thereafter, at an annual rate of SOFR plus 9.25% (with respect to SOFR loans) or a base rate plus 8.25% (with respect to ABR loans), in each case subject to a 1.00% per annum SOFR floor. The secured term loans require the payment of interest only through June 30, 2026 and quarterly payments of principal, interest and exit fees thereafter until the maturity date of August 15, 2029. The Company has the option to elect for the loans to be either a SOFR loan or ABR loan and has elected the First Tranche of the secured term loan to be a SOFR loan. Interest is paid on the last business day of each quarter.

The Company is obligated to pay certain exit fees upon certain prepayments and repayments of the principal amount of the term loans in an amount ranging from zero to 4.0% of the amount of the loan so paid. In addition, the Company has the right to prepay the term loans at any time subject to certain prepayment premiums applicable until August 15, 2026. The Loan Agreement also contains certain prepayment provisions, including mandatory prepayments from the proceeds from certain asset sales, casualty events and from issuances or incurrences of debt, which may also be subject to prepayment premiums if made on or prior to August 15, 2026. The obligations under the Loan Agreement are secured by substantially all of the Company's assets and those of certain of the Company's subsidiaries and are guaranteed initially by the Company's subsidiaries in the US and the UK. The Loan Agreement contains customary covenants, including a covenant to maintain a balance at the end of each quarter of at least $60.0 million in cash and cash equivalents plus an amount equal to any accounts payable that remain unpaid more than ninety days after the original invoice therefore, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. In addition, the Loan Agreement contains a revenue covenant that, so long as the Company's 30-day average market capitalization is less than $650 million, requires the Company achieve minimum levels of ZYNLONTA net sales in the United States, tested on a quarterly basis, which is subject to a customary cure right in favor of the Company that may be exercised by making certain prepayments and that, subject to certain limitations, may be exercised up to three times during the term of the Loan Agreement. The Loan Agreement also contains customary events of default, after which the term loan may become due and payable immediately, including payment defaults, material inaccuracy of representations and warranties, covenant defaults (including creation of any liens other than those that are expressly permitted), bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against the Company and its subsidiaries and change in control.

On August 15, 2022, the Company also issued to the lenders under the Loan Agreement warrants to purchase an aggregate of 527,295 common shares, which warrants have an exercise price of $8.30 per share. Each warrant is exercisable, on a cash or a cashless basis, at the option of the holder at any time on or prior to August 15, 2032. The warrants contain customary anti-dilution adjustments and will entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis. On August 15, 2022, the Company also entered into the Share Purchase Agreement with the lenders under the Loan Agreement to purchase 733,568 common shares of the Company.

The Company has accounted for the First Tranche of the senior secured term loans, the warrants and the common shares described above each as freestanding financial instruments.

The warrants are freestanding financial instruments that are indexed to the Company's common stock and meet all other conditions for equity classification under ASC 480 and ASC 815. Accordingly, these warrants were recognized in equity and accounted for as a component of additional paid-in capital at the time of issuance.

The proceeds received were allocated to the loan, the warrants and the common shares based on the relative fair value method, resulting in a discount on the loan. The loan was recorded at $116.0 million on August 15, 2022. The loan is subsequently measured at its amortized cost. See further illustration of the allocation of proceeds in the table below:

(in thousands)	Common shares	Warrants	Loan	Total
Proceeds received	$ 6,250	$ —	$ 120,000	$ 126,250
Allocation of proceeds	$ 6,250	$ 3,957	$ 116,043	$ 126,250

Transaction costs were allocated to the loan, the warrants and the common shares based on the relative fair value method. Transaction costs associated to the warrants and common shares have been deducted from the respective instrument in equity, while transaction costs associated to the loan have been deducted from the loan and amortized using the effective interest method over the expected life of the loan. See further illustration of the allocation of transaction costs in table below:

(in thousands)	Common shares	Warrants	Loan	Total
Allocation of proceeds	$ 6,250	$ 3,957	$ 116,043	$ 126,250
Transaction costs	$ (120)	$ (244)	(7,187)	$ (7,551)
			$ 108,856	

As illustrated in the table above, the transaction costs of the loan (net of the transaction costs allocated to the warrant and common shares) were deducted from the loan to determine the carrying value as of August 15, 2022. The implied EIR that would be needed to increase the book value of the loan to cover all future expected outflows, taking into account the deduction of transaction costs from the initial loan balance, and based on a 360-day year for a SOFR loan, was computed at inception at 14.99%. Given the interest rate in the senior secured term loans is variable and dependent upon market factors, the Company will update the EIR at the end of each reporting period for changes in the rate. For the years ended December 31, 2024 and December 31, 2023, the Company recorded interest expense on the senior secured term loan in the amount of $16.6 million and $18.4 million, respectively, which was recorded in interest expense in the consolidated statements of operations. The EIR at December 31, 2024 was 16.12%.

The following table provides a summary of the interest expense for the Company's senior secured term loan for the years ended December 31, 2024 and December 31, 2023:

	Year ended December 31,	
	2024	2023
Contractual interest expense	$ 15,700	$ 15,382
Amortization of debt discount	902	3,016
Total	$ 16,602	$ 18,398

The amount at which the senior secured term loan is presented as a liability in the consolidated balance sheets represents the net present value of all future cash outflows associated with the loan discounted at the EIR. The carrying value of the senior secured term loan is $113.6 million and $112.7 million as of December 31, 2024 and 2023, respectively.

Contractual payments due under our senior secured term loans, including exit fees are as follows (in thousands):

2025	$	—
2026		3,090
2027		9,330
2028		12,480
2029		99,840
Total	$	**124,740**

11. Deerfield warrants

Pursuant to the Exchange Agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to purchase an aggregate of 4,412,840 common shares. The warrants consist of warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of $24.70 per share and warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of $28.07 per share. Each warrant is exercisable, on a cash or a cashless basis, at the option of the holder, at any time on or prior to May 19, 2025. The warrants contain customary anti-dilution adjustments and entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis. Each holder also may require the Company to repurchase the warrants for their Black Scholes-based fair value in connection with certain transformative transactions or change of control of the Company that occur prior to their expiration.

These warrants have been recognized as a warrant obligation and presented in the consolidated balance sheets as a liability given the warrants may be settled through a cash or cashless exercise by the warrant holder. The liability was initially measured at fair value and was determined to approximate the fair value of the existing embedded conversion option features immediately prior to the consummation of the Exchange Agreement as the terms of the warrants are reflective of the terms of the embedded conversion option features of the Deerfield Facility Agreement prior to the Exchange Agreement. As such, the warrant obligation was recorded at an initial fair value of $12,297 on August 15, 2022. Subsequent to issuance, the warrant obligation is remeasured to fair value at the end of each reporting period. Changes in the fair value (gains or losses) of the warrant obligation at the end of each period are recorded in the consolidated statements of operations.

During the year ended December 31, 2024 and December 31, 2023, the Company recognized income of $296 and $497, respectively, as a result of changes in the fair value of the warrant obligation. The fair value of the warrant obligation as of December 31, 2024 and December 31, 2023 was $0 and $296, respectively. The decreases in fair value of the warrant obligation from December 31, 2023 to December 31, 2024 was primarily due to decreases in the expected term and expected volatility during the period. These amounts were recorded to Other, net in the consolidated statements of operations. See Note 17, "Other income (expense)" for further information.

The Company calculated the fair value of the Deerfield warrant obligation, using the Black-Scholes option-pricing model. Key inputs for the valuation of the warrant obligation as of December 31, 2024 and December 31, 2023 were as follows:

	As of December 31, 2024	As of December 31, 2023
Exercise price in $	24.70 and 28.07	24.70 and 28.07
Share price in $	1.99	1.66
Risk-free interest rate	4.3 %	4.6 %
Expected volatility	83 %	116 %
Expected term (years)	0.39 years	1.39 years
Dividend yield	—	—
Black-Scholes value in $	nil and nil	0.07 and 0.06

12. Deferred royalty obligation

On August 25, 2021, the Company entered into a royalty purchase agreement with certain entities managed by HCR for up to $325.0 million. Under the terms of the agreement, the Company received gross proceeds of $225.0 million upon closing (the "First Investment Amount") and received an additional $75.0 million during the year ended December 31, 2023 upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country (the "Second Investment Amount") and together with the First Investment Amount, the "Investment Amount"). Under the agreement, the Company is obligated to pay to HCR (i) a 7% royalty on the worldwide (excluding China, Hong Kong, Macau, Taiwan, Singapore and South Korea) net sales of ZYNLONTA and any product that contains ZYNLONTA and on any upfront or milestone payments the Company receives from licenses that it grants to commercialize ZYNLONTA or any product that contains ZYNLONTA in any region other than China,

Hong Kong, Macau, Taiwan, Singapore and South Korea, (ii) a 7% royalty on the worldwide net sales of Cami and any product that contains Cami and on any upfront or milestone payments the Company receives from licenses that it grants to commercialize Cami or any product that contains Cami in the United States and Europe, and (iii) outside the United States and Europe, a 7% share of any upfront or milestone payments derived from licenses that the Company grants to commercialize Cami or any product that contains Cami and, in lieu of the royalty on net sales under such licenses, a mid-teen percentage share of the net royalty the Company receives from such licenses. These royalty rates are subject to potential upward adjustment, up to a maximum of 10%, based on performance tests in 2026 and 2027. The 7% royalty rates described above are subject to adjustment to a potential high-single-digit percentage royalty rate after September 30, 2026 and/or a 10% royalty rate after September 30, 2027, if the aggregate net sales and license revenue subject to royalty obligations in the preceding twelve months do not exceed certain mid-nine-digit milestones by such dates. The Company's aggregate royalty obligations are capped at 2.50 times the amount paid by HCR under the agreement ($750.0 million as of December 31, 2024 and December 31, 2023), or at 2.25 times the amount paid by HCR under the agreement ($675.0 million as of December 31, 2024 and December 31, 2023) if HCR receives royalty payments exceeding a mid-nine-digit amount on or prior to March 31, 2029 (the "Royalty Cap"). Once the Royalty Cap is reached, the royalty purchase agreement will terminate.

Upon the occurrence of a change in control event, the Company is obligated to pay HCR an amount equal to the Royalty Cap, less any amounts the Company previously paid to HCR. If the change in control event occurs prior to the 36-month anniversary of the closing of the royalty purchase agreement, the Company is obligated to pay HCR an amount equal to 2.0 times the amount paid by HCR, less any amounts the Company previously paid to HCR pursuant to the agreement ($574.7 million and $600.0 million as of December 31, 2024 and $580.1 million and $600.0 million as of December 31, 2023). In addition, the Company retains the right, at any time after the 27-month anniversary of the closing of the royalty purchase agreement, to terminate the remaining royalty obligations under the agreement by paying HCR an amount equal to the Royalty Cap, less any amounts the Company previously paid to HCR pursuant to the agreement (such amount, the "Buyout Amount"), provided that HCR may instead elect to receive 50% of the Buyout Amount and continue to receive 50% of the royalty payments under the agreement but with the Royalty Cap reduced to reflect the Company's payment of 50% of the Buyout Amount. During the year ended December 31, 2021, the Company received gross proceeds of $225.0 million before deducting transaction costs of $7.0 million, all of which were paid during 2021, which resulted in net proceeds of $218.0 million. During the year ended December 31, 2023 the Company received an additional $75.0 million upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country, which resulted in net proceeds of $73.1 million, net of transaction costs of $1.9 million.

The table below provides a rollforward of the Company's debt obligation relating to the royalty purchase agreement.

(in thousands)		
Liability balance at January 1, 2023	$	222,277
Plus: Additional proceeds from the sale of future royalties		75,000
Less: Transaction costs		1,898
Less: royalty payments		8,709
Plus: interest expense		27,915
Less: cumulative catch-up adjustment, Other, net		4,972
Liability balance at December 31, 2023		309,613
Less: royalty payments		5,384
Plus: interest expense		33,608
Less: cumulative catch-up adjustment, Other, net		11,178
Liability balance at December 31, 2024	$	326,659

The Company evaluated the terms of the royalty purchase agreement and concluded that the features of the investment amount are similar to those of a debt instrument. Accordingly, the Company recorded a liability relating to the initial gross proceeds received as debt less transaction costs in August 2021, and increased the liability in June 2023 for the eligible amount received as debt upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country less transaction costs. The Company accounts for the value of the debt at amortized cost. The amounts received by the Company will be accreted to the total estimated amount of the royalty payments necessary to extinguish the Company's obligation under the agreement, which will be recognized as interest expense recorded in Interest expense within the Company's consolidated statements of operations. The carrying value of the debt will decrease for royalty payments made to HCR based on actual net sales and licensing revenue. The Company must periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates will record a cumulative catch-up adjustment to the deferred royalty obligation. The adjustment to the carrying amount is recognized in earnings as an adjustment to Other, net in the period in which the change in estimate occurred. The debt is classified as short-term and long-term which are recorded within Other current liabilities and Deferred royalty obligation, long-term, respectively, within the Company's consolidated balance sheets.

To determine the accretion of the liability related to the deferred royalty obligation, the Company is required to estimate the total amount of future royalty payments and estimated timing of such payment to HCR based on the Company's revenue projections. Management uses a third party valuation firm to assist in determining the total amount of future royalty payments and estimated timing of such payment to HCR using an option pricing Monte Carlo simulation model. The amount ultimately received by the Company is accreted to the total amount of the royalty payments necessary to extinguish the Company's obligation under the agreement, which is recorded as interest expense over the life of the royalty purchase agreement. The initial estimate of this total interest expense resulted in an EIR of 10%. As royalty payments are made to HCR, the balance of the debt obligation is effectively repaid over the life of the royalty purchase agreement. During the year ended December 31, 2024 and December 31, 2023, the Company made royalty payments to HCR of $5,384 and $8,709, respectively.

The exact amount and timing of repayment is likely to be different each reporting period as compared to those estimated based on the Company's revenue projections. A significant increase or decrease in actual net sales of ZYNLONTA compared to the Company's revenue projections, and regulatory approval and commercialization of Cami, as well as ZYNLONTA in other indications as well as licensing revenue could change the royalty rate and royalty cap due to HCR, which could materially impact the debt obligation as well as interest expense associated with the royalty purchase agreement. Also, the Company's total obligation to HCR can vary depending on the achievement of the sales milestones as well as the timing of a change in control event. At each reporting period, Management will assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates it will record a cumulative catch-up adjustment.

The Company recorded a total cumulative catch-up adjustment of $11.2 million and $5.0 million recorded in Other, net for the years ended December 31, 2024 and 2023, respectively. The total cumulative catch-up adjustments were based on revised revenue forecasts used in the valuation models, which revisions were primarily attributable to updates made for the Company's long range plans, including updated development plans, actual revenue results and the transaction costs related to the eligible amount received in June 2023. Under the cumulative catch-up method, the EIR is not revised when actual or estimated net sales differ from those estimated as of the inception of the debt obligation. Instead, the carrying amount of the debt obligation is adjusted to an amount equal to the present value of the estimated remaining future payments, discounted by using the original EIR, 10%, as of the date on which the estimate changes.

13. Pension and post-retirement benefit obligations

Defined contribution plans

For U.S. employees the Company maintains a defined contribution plan under section 401(k) of the Internal Revenue Code, whereby the Company provides a matching contribution of each employee's eligible compensation. Total Company matching contributions to this plan were $2.1 million and $2.8 million for the years ended December 31, 2024 and 2023, respectively.

Employees of the UK subsidiary are covered by local defined contribution plans. Pension costs for these plans are charged to the consolidated statements of operations when incurred and were $278 and $280 for the years ended December 31, 2024 and 2023, respectively.

Defined benefit pension plan

The pension plan for Swiss employees is a defined benefit pension plan. The Company contracted with the Swiss Life Collective BVG Foundation based in Zurich for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life SA within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results.

Although, as is the case with many Swiss pension plans, the amount of ultimate pension benefit is not defined, certain legal obligations of the plan create constructive obligations on the employer to pay further contributions to fund an eventual deficit; this results in the plan nevertheless being accounted for as a defined benefit plan.

In 2024, the guaranteed interest to be credited to employees' savings was 1.25% for mandatory retirement savings and 0.50% for supplementary retirement savings. The rate for converting mandatory savings to an annuity at age 65 for male employees will decrease from 5.9% in 2024 to 5.65% in 2025 and 5.40% in 2026 and for female employees age 65 will decrease from 6.0294% in 2024 to 5.8111% in 2025 and 5.5671% in 2026. The rate for converting supplementary savings to an annuity remains at 4.4855% from 2024 to 2025 for male age 65 and 4.6744% for female employees age 65 from 2024 to 2025.

The Swiss defined benefit plan scheme is valued by third-party actuaries every year using the projected unit credit method. The latest actuarial valuation was carried out as at December 31, 2024.

The movements in the projected benefit obligation and plan assets for the years ended December 31, 2024 and 2023 are as follows:

(in thousands)	2024		2023	
Projected benefit obligation:				
January 1,	$	**(11,101)**	$	**(12,685)**
Current service cost		(614)		(736)
Interest cost		(118)		(254)
Actuarial losses (gains) & change in financial assumptions		(973)		(1,445)
Benefit payments (credits)		(1,195)		99
Employer contributions		(321)		(421)
Settlement and curtailment		3,177		5,482
Plan amendment		31		33
Currency exchange difference		778		(1,174)
December 31,	$	**(10,336)**	$	**(11,101)**
Fair value of plan assets:				
January 1,	$	**9,909**	$	**12,640**
Actual return on plan assets		174		58
Employer contributions		627		700
Employee contributions		321		421
Benefit payments (credits)		1,195		(100)
Settlement		(3,177)		(5,201)
Currency exchange difference		(680)		1,391
December 31,	$	**8,369**	$	**9,909**
Defined benefit pension liability	$	**(1,967)**	$	**(1,192)**

The defined benefit pension liability is recorded in Other long-term liabilities on the Company's consolidated balance sheets. The present value of the defined benefit obligation related to 25 active employees based in Switzerland (2023: 24 active employees).

The net periodic benefit cost for the years ended December 31, 2024 and 2023 is as follows:

(in thousands)		2024		2023
Net periodic benefit cost:				
Service cost	$	(614)	$	(736)
Interest cost		(118)		(254)
Expected return on plan assets		182		298
Settlement loss		(70)		—
Amortization of prior service cost		165		160
Amortization due to settlement and benefit payments		—		79
Amortization of prior service cost due to reduction in service years		—		244
Net periodic benefit cost	**$**	**(455)**	**$**	**(209)**

The components of net periodic benefit cost are included in operating expense on the consolidated statements of operations.

The principal actuarial assumptions used for accounting purposes are as follows for the years ending December 31, respectively:

	2024	2023
Discount rate	0.95 %	1.45 %
Interest credited on savings accounts	1.25 %	1.45 %
Future salary increases	1.50 %	1.50 %
Future pension increases	0.00 %	0.00 %
Expected rate of return	3.03 %	2.56 %

Expected employer contributions for 2025 to the defined benefit plan for the year ending December 31, 2024 amounts to $675.

The weighted average duration of the defined benefit obligation is 18.7 years (2023: 18.0 years).

Estimated benefit payments for the next ten years are as follows:

(in thousands)		
2025	$	444
2026		459
2027		478
2028		474
2029		501
2030-2034		2,246
Total expected benefit payments	**$**	**4,602**

Plan assets

The assets are invested by the pension plan, to which many companies contribute, in a diversified portfolio that respects the requirements of the Swiss BVG. Therefore, disaggregation of the pension assets and presentation of plan assets in classes that distinguish the nature and risks of those assets is not possible. The Company's pension plan benefits from the economies of scale and diversification of risk available through the affiliations.

Comprehensive (loss) income

The movements in "Other comprehensive (loss) income" are as follows:

(in thousands)	2024	2023
January 1,	$ 325	$ 2,179
Net gains	(910)	(1,483)
Prior service cost	(134)	(371)
Remeasurement of Defined Benefit Pension Liability	**(1,044)**	**(1,854)**
December 31,	$ (719)	$ 325

Prior service cost for the years ended December 31, 2024 and 2023 includes a credit of $31 and $33, respectively, related to plan amendments.

14. Commitments and contingencies

Manufacturing Commitments

As of December 31, 2024, the Company has non-cancelable obligations under third party manufacturing agreements related to the supply of ZYNLONTA and the Company's product candidates totaling $3.1 million, which will be paid in 2025.

Contingent liabilities

From time to time, we may be involved in various legal matters generally incidental to our business. Although the results of litigation and claims cannot be predicted with certainty, after discussion with legal counsel, we are not aware of any matters for which the likelihood of a loss is probable and reasonably estimable and which could have a material impact on our consolidated financial condition, liquidity, or results of operations.

15. Shareholders' equity

Capital Range

The Board of Directors is authorized to increase or decrease the share capital at any time until November 11, 2029, by a maximum amount of CHF 12,106,664 (upper limit) and 8,128,510 (lower limit), by, among other things, issuing or cancelling common shares, fully paid up, with a par value of CHF 0.08 each. An increase of the share capital in partial amounts is permissible.

Conditional Share Capital

Conditional Share Capital for Financing Acquisitions and Other Purposes

The Company's nominal share capital may be increased, including to prevent takeovers and changes in control, by a maximum aggregate amount of CHF 3,042,154 through the issuance of not more than 38,026,929 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of option and conversion rights granted in connection with warrants, convertible bonds or similar instruments of the Company or one of its subsidiaries. Shareholders will not have pre-emptive subscription rights in such circumstances, but may have advance subscription rights to subscribe for such warrants, convertible bonds or similar instruments. The holders of warrants, convertible bonds or similar instruments are entitled to the new shares upon the occurrence of the applicable conversion feature.

Conditional Share Capital for Equity Incentive Plans

The Company's nominal share capital may, to the exclusion of the pre-emptive subscription rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF 763,799 through the issuance of not more than 9,547,482 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of options, other rights to receive shares or conversion rights that have been granted to employees, members of the board of directors, contractors or consultants of the Company or of one of its subsidiaries or other persons providing services to the Company or to a subsidiary through one or more equity incentive plans created by the board of directors.

2024 Equity Offering

In May 2024, the Company completed an underwritten offering of equity securities in which 13,411,912 of the Company's common shares were sold to public investors at a price of $4.90 per share and pre-funded warrants (the"2024 Pre-Funded Warrants") to purchase 8,163,265 of the Company's common shares were sold to public investors at a price of $4.81 per pre-funded warrant, which equals the per share 2024 Equity Offering price, less the CHF 0.08 exercise price for each pre-funded warrant (collectively, the "2024 Equity Offering"). Gross proceeds from the 2024 Equity Offering were approximately $105.0 million, and, after giving effect to $7.6 million of transaction costs related to the offering, net proceeds were approximately $97.4 million.

The 2024 Pre-Funded Warrants are exercisable, on a cash basis (or, if there is no registration statement and current prospectus covering the issuance of the shares upon exercise, then on a cashless basis), at the option of the holder after the date of issuance until the tenth anniversary of their original issuance. At any time during the last 90 days of the term, the holder may exchange the Pre-Funded Warrant for, and we will issue, a new pre-funded warrant for the number of common shares then remaining under the Pre-Funded Warrant. The Pre-Funded Warrants have certain limitations on exercise, including (i) any exercise must be for at least 50,000 common shares (or, if less, the remaining common shares available for purchase under the Pre-Funded Warrants), (ii) a holder cannot exercise for any amount that would cause such holder's beneficial ownership of our common shares to exceed 9.99% (or 19.99% with 61-days' notice to us), and (iii) cashless exercise is not available in certain circumstances as specified in the Pre-Funded Warrants. The warrants contain customary anti-dilution adjustments and will entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis.

Accounting for the 2024 Equity Offering and Pre-funded Warrants

The Company has accounted for the common shares and 2024 Pre-funded Warrants described above each as freestanding financial instruments.

The common shares for the underwritten offering of equity securities were (i) issued in part from the Company's capital range and (ii) in part sourced from treasury shares. The common shares were recorded as $60.5 million to equity for the issuance of the common shares, net of transaction costs accrued and paid, and an increase in cash and cash equivalents.

The warrants are freestanding financial instruments that are indexed to the Company's common stock and meet all other conditions for equity classification under ASC 480 and ASC 815, including the warrant holders cannot require "net cash settlement" in a circumstance outside of the Company's control, and there is sufficient authorized and unissued shares to settle the warrants. Accordingly, these warrants are recognized as $36.9 million in equity and accounted for as a component of additional paid-in capital at the time of issuance, net of transaction costs paid, and an increase in cash and cash equivalents.

Transaction costs have been allocated to the warrants and the common shares based on the relative fair value method. Transaction costs associated to the warrants and common shares have been deducted from the respective instrument in equity.

2024 at-the-market offering program

In August 2024, we filed a prospectus relating to an at-the-market offering program, pursuant to which we may offer and sell our common shares from time to time with an aggregate offering price of $100.0 million through Jefferies LLC acting as sales agent. For the year ended December 31, 2024, we did not sell any shares under the program.

16. Revenue

The table below provides a disaggregation of revenues by type and customer location for the years ended December 31, 2024 and December 31, 2023:

(in thousands)		2024		2023
Types of goods and services				
Product revenue, net	$	69,280	$	69,060
Royalties		1,557		498
Total revenue	**$**	**70,837**	**$**	**69,558**
Customer Location				
U.S.	$	69,280	$	69,060
EMEA[1]		1,557		498
Total revenue	**$**	**70,837**	**$**	**69,558**

[1] Europe, the Middle East and Africa

Product revenue, net

The table below provides a rollforward of the Company's accruals related to the GTN sales adjustments for the years ended December 31, 2024 and December 31, 2023.

(in thousands)		Discarded Drug Rebate		Other Adjustments		Total
Balance as of December 31, 2022	$	—	$	3,746	$	3,746
GTN accruals for current period		7,391		17,163		24,554
Prior period adjustments		—		(1,028)		(1,028)
Credits, payments and reclassifications		—		(15,935)		(15,935)
Balance as of December 31, 2023	$	7,391	$	3,946	$	11,337
GTN accruals for current period		7,756		16,218		23,974
Prior period adjustments		(44)		(1,971)		(2,015)
Credits, payments and reclassifications		—		(15,807)		(15,807)
Balance as of December 31, 2024	$	15,103	$	2,386	$	17,489

The table below provides the classification of the accruals related to the GTN sales adjustment included in the Company's consolidated balance sheets as of December 31, 2024 and December 31, 2023.

(in thousands)		December 31, 2024		December 31, 2023
Accounts receivable, net	$	1,792	$	2,403
Other current and non-current liabilities		15,697		8,934
	$	**17,489**	**$**	**11,337**

Customers from which we derive more than 10% of our total product revenues are as follows:

	Years ended December 31,	
	2024	**2023**
McKesson	41.0 %	40.0 %
AmerisourceBergen Corporation[1]	35.0 %	38.0 %
Cardinal Health	24.0 %	22.0 %

[1] AmerisourceBergen also operates under the name Cencora

17. Other income (expense)

Interest Income

Interest income includes interest received from banks on our cash balances. Interest income was $12.3 million and $10.5 million for the years ended December 31, 2024 and December 31, 2023, respectively.

Interest Expense

The components of Interest expense for the years ended December 31, 2024 and December 31, 2023 are as follows:

(in thousands)	2024	2023
Deferred royalty obligation interest expense	$ 33,608	$ 27,915
Effective interest expense on senior secured term loan facility	16,602	18,398
Other interest expense	1	12
Interest expense	**$ 50,211**	**$ 46,325**

Other, net

The components of other, net for the years ended December 31, 2024 and December 31, 2023 are as follows:

(in thousands)	2024	2023
Cumulative catch-up adjustment, deferred royalty obligation	$ 11,178	$ 4,972
Deerfield warrant obligation, change in fair value income	296	497
Exchange differences loss	(80)	(52)
R&D tax credit	1,063	935
Other, net	**$ 12,457**	**$ 6,352**

Cumulative catch-up adjustment, deferred royalty obligation

We periodically assess the expected payments to HCR based on our underlying revenue projections and to the extent the amount or timing of such payments is materially different than our initial estimates we will record a cumulative catch-up adjustment to the deferred royalty obligation.

18. Share-based compensation

The Company has adopted various share-based compensation plans. Under these plans the Company may at its discretion grant to the plan participants, such as directors, certain employees, and service providers awards in the form of restricted shares and restricted share units ("RSUs"), share options, share appreciation rights, performance awards and other share-based awards. The 2019 Equity Incentive Plan was adopted in November 2019 while the Conditional Share Capital Plan and the Inducement Plan were adopted in December 2023.

2019 Equity Incentive Plan

In November 2019, the Company adopted the 2019 Equity Incentive Plan. Under the 2019 Equity Incentive Plan, the Company may at its discretion grant to plan participants, such as directors, certain employees and service providers, awards in the form of restricted shares and RSUs, share options, share appreciation rights, performance awards and other share-based awards. The Company has reserved 17,741,355 common shares for future issuance under the 2019 Equity Incentive Plan (including share-based equity awards granted to date less awards forfeited). As of December 31, 2024, the Company has 4,330,311 common shares available for the future issuance of share-based equity awards.

As of December 31, 2024 and 2023, the cumulative amount recorded as a net increase to additional paid-in capital within equity on the consolidated balance sheets in respect of the 2019 Equity Incentive Plan was $160,945 and $157,906. The amounts of expense for all awards recognized for services received during the years ended December 31, 2024 and December 31, 2023 were $3,039 and $13,123, respectively.

Conditional Share Capital Plan

In December 2023, the Company adopted the Conditional Share Capital Plan. Under the Conditional Share Capital Plan, the Company may at its discretion grant to plan participants, such as directors, certain employees and service providers, awards in the form of restricted shares and RSUs, share options, share appreciation rights, performance awards and other share-based awards. The Company has reserved 8,000,000 common shares for future issuance under this plan. On December 6, 2023, the Company issued its 2024 annual equity award under the Conditional Share Capital Plan, which was approved by the Compensation Committee of the Board of Directors and by the Board of Directors for the senior management team, consisted of 5,596,166 RSUs. No share options were issued in connection with this award. Accordingly, as of December 31, 2024, the Company has 3,355,883 common shares available for the future issuance of share-based equity awards.

As of December 31, 2024 and 2023, the cumulative amount recorded as a net increase to additional paid-in capital within equity on the consolidated balance sheets in respect of the Conditional Share Capital Plan was $2,964 and $319. The amounts of expense for all awards recognized for services received during the years ended December 31, 2024 and December 31, 2023 was $3,808 and $319.

Inducement Plan

In December 2023, the Company adopted the Inducement Plan. Under the Inducement Plan, the Company may at its discretion grant to any employee who is eligible to receive an employment inducement grant in accordance with NYSE Listed Company Manual 303A.08. The maximum number of common shares in respect of which awards may be granted under the Inducement Plan is 1,000,000 common shares (including share-based equity awards granted to date, less awards forfeited), subject to adjustment in the event of certain corporate transactions or events if necessary to prevent dilution or enlargement of the benefits made available under the plan. Equity incentive awards under the Inducement Plan may be granted in the form of options, share appreciation rights, restricted shares, restricted share units, performance awards or other share-based awards but not "incentive stock options" for purposes of U.S. tax laws. As of December 31, 2024, the Company has 357,300 common shares available for the future issuance of share-based equity awards under this plan. There were no awards issued under this plan during the year ended December 31, 2023.

As of December 31, 2024, the cumulative amount recorded as a net increase to additional paid-in capital within equity on the unaudited condensed consolidated balance sheets in respect of the Inducement Plan was $554. The amount of expense for all awards recognized for services received during the years ended December 31, 2024 was $554.

Equity Exchange Program

On March 6, 2023, the Company commenced a tender offer with employees to exchange some or all of their eligible stock options based on a pre-determined exchange ratio for new options as detailed in our Schedule TO filed March 6, 2023 with the Securities and Exchange Commission (the "Exchange Offer"), to, among other things, further align employee incentives with the current market conditions. The Exchange Offer expired on April 3, 2023 and new options were granted on April 4, 2023. Employees holding stock options to purchase 2.2 million common shares, with exercise prices ranging from $8.12 per share to $48.77 per share, participated in the Exchange Offer, and 0.9 million new options were granted based on the exchange ratios set forth in the Exchange Offer. The new options have an exercise price of $2.06 per share, which is equal to the closing price of the Company's common shares as reported on the NYSE on April 4, 2023. The new options include additional vesting conditions. Any previously held options that were vested at the time of exchange would become fully vested on April 4, 2024. With respect to any options held that were unvested at the time of grant, a portion of the new options will vest on the first anniversary date with additional portions vesting monthly thereafter until the new options are fully vested five years after the original grant date.

Under U.S. GAAP, the incremental compensation expense of a modified award is measured as the excess of the fair value of each award of new options granted to participants in this Exchange Offer, measured as of the date the new options are granted, over the fair value of the eligible options replaced in exchange for the new options, measured immediately prior to the replacement. The Company utilized a binomial valuation model and determined there was no incremental share-based compensation expense associated with the new options granted under this Exchange Offer. The Company will continue to recognize share-based compensation expense equal to the grant date fair value of the exchanged options.

Share Options

Pursuant to the 2019 Equity Incentive Plan, the Conditional Share Capital Plan and Inducement Plan (the "Share-based Compensation Plans") the Company may grant share options to its directors, certain employees and service providers working for the benefit of the Company at the time. The exercise price per share option is set by the Company at the fair market value of the underlying common shares on the date of grant, as determined by the Company, which is generally the closing share price of the Company's common shares traded on the NYSE. The awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term of each share option award granted is ten years. Under the grant, the options may be settled only in common shares of the Company. Therefore, the grants of share options under the 2019 Equity Incentive Plan and Inducement Plan have been accounted for as equity-settled under US GAAP. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company's consolidated statements of operations and a corresponding increase to additional paid-in capital within equity on the consolidated balance sheets.

The expense recognized for services received during the years ended December 31, 2024 and December 31, 2023 is $2,129 and $6,530, respectively.

Movements in the number of awards outstanding under the Plans described above and their related weighted average strike prices are as follows:

	Weighted average strike price per share (in $ per share)	Number of awards	Weighted average remaining life in years	Aggregate Intrinsic Value (in $ thousands)
Outstanding as of January 1, 2023	$ 18.30	10,755,494	8.46	$ —
Granted	2.20	3,900,341		
Option Exchange - Granted	2.06	898,585		
Forfeited	12.58	(1,668,740)		
Option Exchange - Forfeited	22.55	(2,197,458)		
Expired	22.09	(943,816)		
Outstanding as of December 31, 2023	11.00	10,744,406	8.14	$ —
Granted	3.37	1,646,400		
Forfeited	9.15	(610,083)		
Expired	30.84	(968,964)		
Exercised	2.15	(114,471)		
Outstanding as of December 31, 2024	$8.69	10,697,288	7.56	$ —

Of the total awards outstanding as of December 31, 2024, there were 5,875,127 awards are vested and exercisable. As of December 31, 2024, the weighted average strike price and weighted average remaining life for vested and exercisable awards is $12.57 and 6.81 years, respectively. Awards outstanding as of December 31, 2024 have expiration dates through 2034. The weighted average grant date fair value of the awards granted during the year ended December 31, 2024 and 2023 was $2.66 and $1.53, respectively. The aggregate intrinsic value of vested and exercisable options was zero. As of December 31, 2024, the unrecognized compensation cost related to 4,822,161 unvested share options expected to vest was $8.5 million. This unrecognized cost will be recognized over an estimated weighted-average amortization period of 1.56.

The fair values of the options were determined on the date of the grant using the Black-Scholes option-pricing model using the following assumptions:

	Year ended December 31, 2024	Year ended December 31, 2023
Share price, in $	1.69-4.86	0.67-5.45
Strike price, in $	1.69-4.86	0.67-5.45
Expected volatility, in %	95	75-90
Award life, in years	6.08	6.08
Expected dividends	—	—
Risk-free interest rate, in %	3.56-4.54	3.39-4.62

During the six months ended June 30, 2023, the expected volatility was based on the Company's historical volatility and selected volatility determined by median values observed among other comparable public companies. Beginning in the third quarter of 2023, the Company's expected volatility is no longer determined by values observed among other comparable companies and is now based solely on the Company's historical volatility. The award life for options granted was based on the time interval between the date of grant and the date during the ten-year life after which, when making the grant, the Company expected on average that participants would exercise their options.

The fair value of the new options granted under the Equity Exchange program was estimated at the date of grant using a binomial model with the following assumptions: Share price of $2.06, expected volatility of 77% - 79%, expected risk-free interest rate of 3.29% - 3.31%, expected dividends of 0% and expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates. The Company used a third party valuation firm to assist in calculating the fair value of the new award grants per participant.

RSUs

Pursuant to the Share-based Compensation Plans, the Company may grant RSUs to its directors, certain employees and service providers working for the benefit of the Company at the time. The awards generally vest annually over a period of two to three years commencing on the first anniversary of the date of grant. The RSUs may be settled only in common shares of the Company. Therefore, the grant of RSUs under the 2019 Equity Incentive Plan and Conditional Share Capital Plan have been accounted for as equity-settled under US GAAP. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company's consolidated statements of operations and a corresponding increase to additional paid-in capital within equity on the consolidated balance sheets. The expense recognized for services received during the years ended December 31, 2024 and December 31, 2023 is $5,272 and 6,593, respectively. An amount of $1,163 was withheld for tax withholding obligations during the year ended December 31, 2024.

	Number of awards	Weighted average grant date fair value (in $ per share)
January 1, 2023	**1,585,877**	**$ 13.26**
Granted	6,575,846	1.23
Vested	(1,330,081)	10.13
Forfeited	(297,799)	7.96
December 31, 2023	**6,533,843**	**2.03**
Granted	280,000	3.16
Vested [1]	(3,021,221)	2.42
Forfeited	(686,312)	1.78
December 31, 2024	**3,106,310**	**1.81**

[1] Includes 371,524 shares withheld to cover tax withholding obligations in connection with the vesting of RSUs previously granted.

The total fair value of RSU awards vested (as measured on the date of vesting) during the years ended December 31, 2024 and December 31, 2023 was $10.0 million and $3.1 million, respectively.

Employee Stock Purchase Plan

In June 2022, the Company adopted the 2022 Employee Stock Purchase Plan ("ESPP"), which allows eligible employees to purchase designated shares of the Company's common shares at a discount, over a series of offering periods through accumulated payroll deductions. The Company generally offers the ESPP to employees twice a year with each having a six-month offering period. The first offering period is generally from January 1st through June 30th and the second offering period is from July 1st through December 31st. The grant date is the first day of each offering period.

The expense recognized related to the ESPP during the years ended December 31, 2024 and December 31, 2023 is $330 and $372, respectively.

19. **Loss per share**

The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period, excluding common shares owned by the Company and held as treasury shares, as follows:

	For the Years Ended December 31,	
(in thousands, except per share amounts)	2024	2023
Net loss	$ (157,846)	$ (240,053)
Weighted average number of shares outstanding	97,159,966	81,712,166
Basic and diluted loss per share	**$ (1.62)**	**$ (2.94)**

For the year ended December 31, 2024 and December 31, 2023, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and also include the Pre-funded warrants issued in connection with the 2024 Equity Offering. The calculation excludes shares to be issued under the Share-based Compensation Plans, the Company's Deerfield warrants and shares to be issued under the 2022 ESPP as the effect of including those shares would be anti-dilutive. See Note 10, "Senior secured term loan facility and warrants," Note 11, "Deerfield warrants", Note 15, "Shareholders' Equity" and Note 18, "Share-based compensation," for further information.

Potentially dilutive securities that were not included in the diluted per share calculations because the effect of including them would be anti-dilutive were as follows:

	For the Years Ended December 31,	
	2024	2023
2019 Equity Incentive Plan - Share Options	10,054,588	10,744,406
Inducement Plan - Share Options	642,700	—
2019 Equity Incentive Plan - RSUs	608,961	937,677
Conditional Share Capital Plan - RSUs	2,497,349	5,596,166
Outstanding warrants	4,940,135	4,940,135
2022 ESPP	163,576	229,675
	18,907,309	22,448,059

20. Segment Reporting

The Company is managed and operated as one reportable segment, which includes all global activities related to the development and commercialization of targeted ADC cancer therapies. The determination of a single reportable segment is consistent with the consolidated financial information regularly provided to the Company's CODM, which is its chief executive officer. The CODM uses loss from operations and consolidated net loss for purposes of assessing performance, making operating decisions, allocating resources and planning and forecasting for future periods. The CODM allocates resources and plans for the long-term growth of the Company based on the Company's available cash resources, forecasted cash flow, and expenditures on a consolidated basis, as well as an assessment of the probability of success of its research and development activities. Resource allocation and long-term growth decisions are informed by budgeted and forecasted expense information, along with actual expenses incurred to date. The measure of segment assets is reported on the consolidated balance sheets as total assets.

The following table is the summary of the segment profit or loss information, including the significant expense categories for the years ended December 31, 2024 and 2023, respectively:

	For the Years Ended December 31,			
		2024		2023
Total revenues, net	$	70,837	$	69,558
Significant operating expenses:				
Cost of product sales		(5,949)		(2,529)
Research and development[1]		(107,712)		(123,176)
Selling and marketing[1]		(43,711)		(57,786)
General and administrative[1]		(36,388)		(38,559)
Share-based compensation		(7,731)		(13,494)
Total operating expenses		(201,491)		(235,544)
Loss from operations		**(130,654)**		**(165,986)**
Other segment items[2]		(27,192)		(74,067)
Net loss	$	**(157,846)**	$	**(240,053)**

[1]Excludes share-based compensation
[2]Includes Other expense, net, Income tax expense and Equity in net losses of joint venture

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer, has concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by or under the supervision of the Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Our management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, our management has determined that the Company's internal control over financial reporting as of December 31, 2024 is effective.

Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; (2) provide reasonable assurances that our transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of management; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Due to our filer status, our independent registered public accounting firm has not reported on the effectiveness of our internal control over financial reporting as of December 31, 2024.

Changes in Internal Control Over Financial Reporting

There were no changes to internal control over financial reporting during the quarter ended December 31, 2024 that would have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Insider Trading Arrangements and Policies

There were no Rule 10b5-1 trading arrangements adopted or terminated by our officers or directors during the three months ended December 31, 2024.

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by our directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and applicable listing standards. Our Insider Trading Policy and Rule 10b5-1 Plan Policy are filed as Exhibits 19.1 and 19.2, respectively, of this Annual Report. In addition, it is our policy to comply with applicable securities laws when we engage in transactions in our securities.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Statutory Financial Statements of ADC Therapeutics SA for the Year Ended December 31, 2024

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ADC Therapeutics SA

Epalinges

Report of the statutory auditor
to the General Meeting

on the financial statements 2024



Report of the statutory auditor
to the General Meeting of ADC Therapeutics SA, Epalinges

Report on the audit of the financial statements

Opinion

We have audited the financial statements of ADC Therapeutics SA (the Company), which comprise the balance sheet as of December 31, 2024, and the income statement for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements (pages 143 to 156) comply with Swiss law and the Company's articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor's responsibilities for the audit of the financial statements' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in



aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

Overall materiality	CHF 6,100 thousand
Benchmark applied	Three years average loss before taxes
Rationale for the materiality benchmark applied	We chose three years average loss before taxes as the benchmark because, in our view, it is the benchmark against which the performance of the Company is most commonly measured, and it is a generally accepted benchmark.

We agreed with the Audit Committee that we would report to them misstatements above CHF 610 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the Company, the accounting processes and controls, and the industry in which the Company operates.

Key audit matters

We have determined that there are no key audit matters to communicate in our report.



Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor's reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the financial statements

The Board of Directors is responsible for the preparation of financial statements in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

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As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

◦ Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

◦ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

◦ Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

◦ Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them regarding all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare

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circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of the financial statements.

We further confirm that the proposed carry forward of the accumulated losses complies with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Furthermore, we draw attention to the fact that ADC Therapeutics SA is over-indebted as per article 725b CO. However, the interim financial statements, prepared according to article 725b para 1 CO on the basis of liquidation values, show that the Company's liabilities are covered by its assets.

PricewaterhouseCoopers SA

Luc Schulthess   Alex Fuhrer
Licensed Audit expert   Licensed Audit expert
Auditor in charge

Pully, March 27, 2025

ADC Therapeutics SA

Epalinges

Balance Sheet as of December 31,

	Note	2024	2023
		CHF	CHF
Current assets			
Cash and cash equivalents		209,022,626	210,202,414
Accounts receivable	1.7		
- due from third parties		474,010	124,186
- due from group companies		26,405,544	3,270,841
Inventory	1.3	13,947,078	13,155,727
Other current assets		6,661,841	7,610,094
Accrued income and prepaid expenses		4,372,089	4,270,620
Total current assets		**260,883,188**	**238,633,882**
Non-current assets			
Property, plant and equipment	1.4	2,057	17,440
Intangible assets	1.5, 2.1	943	6,136
Other financial assets		291,399	77,185
Total non-current assets		**294,399**	**100,761**
Total Assets		**261,177,587**	**238,734,643**
Current liabilities			
Trade accounts payable:			
- due to third parties		5,671,278	5,581,098
- due to group companies		732,607	—
Pre-funded warrant obligations	1.12	33,416,776	—
Accrued expenses and other current liabilities	3.3	15,181,067	16,027,655
Total current liabilities		**55,001,728**	**21,608,753**
Non-current liabilities			
Senior secured term loans	1.10	108,599,172	100,982,985
Deferred royalty obligation	1.11	271,497,930	252,457,463
Other long-term liabilities		421,865	—
Total non-current liabilities		**380,518,967**	**353,440,448**
Total liabilities		**435,520,695**	**375,049,201**
Shareholders' equity			
Share capital	2.2	8,128,510	7,123,356
Reserves from capital contribution	2.2	1,024,582,235	970,472,546
Treasury shares	2.2	(219,598)	(539,905)
Other legal reserves		19,560	19,560
Accumulated losses		(1,113,390,115)	(968,963,858)
Loss for the year		(93,463,700)	(144,426,257)
Total shareholders' (deficit) equity		**(174,343,108)**	**(136,314,558)**
Total liabilities and shareholders' equity		**261,177,587**	**238,734,643**

143

ADC Therapeutics SA

Epalinges

Income statement for the financial year ended December 31,

	Note	2024	2023
		CHF	CHF
Total revenue	1.7	**36,620,253**	**54,493,431**
Cost of sales	1.8	(4,227,243)	(2,667,785)
Research and development expenses	1.9	(71,672,529)	(127,550,096)
Selling and marketing expenses	1.9	(5,507,816)	(41,228,109)
General and administrative expenses	1.9	(28,042,829)	(25,878,093)
Operating loss		**(72,830,164)**	**(142,830,652)**
Financial income		10,803,105	9,470,320
Financial expense	1.10, 1.11	(18,694,945)	(18,366,221)
Senior secured term loan, and deferred royalty obligation - transaction costs	1.1, 1.10, 1.11	—	(1,705,454)
Exchange differences		(246,677)	(6,380)
Loss before taxes		**(80,968,681)**	**(153,438,387)**
Direct taxes		—	—
Net taxable loss for the year		**(80,968,681)**	**(153,438,387)**
(Loss) gain on financial statement conversion		(12,495,019)	9,012,130
Net loss for the year		**(93,463,700)**	**(144,426,257)**

ADC Therapeutics SA

Epalinges

Notes to the audited statutory financial statements for the year ended December 31, 2024

1. Accounting principles applied in the preparation of the financial statements

1.1 General Aspects

ADC Therapeutics is a commercial-stage global pioneer in the field of antibody drug conjugates ("ADCs") committed to advancing its proprietary ADC technology platform to transform the cancer treatment paradigm for patients with hematologic malignancies and solid tumors. Since its inception, the Company has devoted its resources to developing a validated and differentiated technology platform with multiple payloads, linkers and conjugation chemistry, enabling the design of next-generation potent ADCs with an enhanced therapeutic index. The Company generates sales from its flagship product, ZYNLONTA, which is currently approved in the U.S. for the treatment of relapsed or refractory diffuse large B-cell lymphoma ("DLBCL") in the 3L setting and has also been granted conditional approval from the European Commission and conditional approval from the China National Medical Products Administration. Additionally, the Company is seeking to expand ZYNLONTA into new indications and earlier lines of therapy while pursuing our early-stage solid tumor programs.

The Company was incorporated as a Swiss limited liability company *(société à responsabilité limitée)* on June 6, 2011 under the laws of Switzerland. The Company converted to a Swiss stock corporation (*société anonyme)* under the laws of Switzerland on October 13, 2015. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland.

These financial statements have been prepared in accordance with the provisions of commercial accounting as set out in the Swiss Code of Obligations (Art. 957 to 963b CO, effective since January 1, 2013). The Company is presenting consolidated financial statements according to US GAAP. Therefore, the Company has applied the exemption included in article 961d, paragraph 1 SCO, and has not prepared additional disclosures, a separate cash flow statement and a management report for SCO purposes.

Going concern basis

We are responsible for evaluating, and providing disclosure of uncertainties about, our ability to continue as a going concern. As of December 31, 2024, the Company's cash and cash equivalents amounted to KCHF 209,023 (December 31, 2023: KCHF 210,202). Based on our evaluation, we concluded there is no substantial doubt or uncertainty about our ability to meet our obligations within one year from the date of the issuance of these financial statements.

As of December 31, 2024, the Company determined it was over indebted according to Art. 725b para.2 of the Swiss Code of Obligations ("SCO"). Accordingly, the Company has prepared separate interim financial statements under liquidation values as of December 31, 2024. Under the liquidation basis of accounting, assets are measured to reflect the estimated amount of cash or other consideration expected to be collected in settling or disposing of the assets, and the liabilities are measured at their estimated settlement amount. The measurement of assets and liabilities represent estimates, based on present facts and circumstances and the actual values may differ from amounts reflected in the financial statements because of the inherent uncertainty in estimating future events. In a liquidation, the Company would cease selling ZYNLONTA and no longer make royalty payments to HealthCare Royalty Management, LLC ("HCR"). As a result, the nominal amount of USD 300 million (CHF 271.5 million) would have been extinguished and would have been recognized as a gain from liquidation in the income statement. In addition, in a liquidation the amount originally received for the pre-funded warrants in the amount of USD 36.9 million (CHF

33.4 million) would not need to be reimbursed and also would have been recognized as a gain from liquidation in the income statement.

The financial statements have demonstrated that the Company's liabilities are covered by its assets on the basis of liquidation values and that there is no over-indebtedness according to Art. 725b of the SCO. An over-indebtedness situation in the financial statements under liquidation values would have required the situation to be communicated to the Court per Swiss law.

The Company has incurred significant R&D expenses since commencing operations, generating negative cash flows from operating activities.

1.2 Foreign currency translation

Functional and presentation currency

The accounts of the Company are maintained in United States dollars ("USD") as the dollar is the currency of the primary economic environment in which the Company operates ("the functional currency"). However, these financial statements are presented in Swiss francs ("CHF"), which is the Company's presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of such transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement within "Exchange differences".

Presentation values in CHF are obtained using the following translation methods:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate as of the date of that balance sheet, except shareholders' equity, which is translated using historical rates;

(ii) income and expenses for each profit and loss statement are translated at average exchange rates for the period; and

(iii) all resulting exchange differences are recognized, if gains, under "Provision for unrealized exchange gains" as a liability and, if losses, recognized as an expense within the income statement for the portion in excess of previously deferred gains.

The following exchange rates (USD/CHF) have been used for the above translation:

(USD/CHF)		Year Ended December 31, 2024	Year Ended December 31, 2023
Closing rates, USD 1	CHF	0.904993	0.841525
Average rates, USD 1	CHF	0.880591	0.898530

146

1.3 Inventory

Inventory is stated at the lower of cost or net realizable value with costs determined on a first-in, first-out basis. Reserves for potentially excess, dated or obsolete inventories are established based on forecasted product demand estimates and the likelihood of consumption in the normal course of business, considering the expiration dates of the inventories on hand, planned production volumes and required production lead times. Although every effort is made to ensure that forecasts and assessments are reasonable, changes to these assumptions are possible. In such cases, estimates may prove inaccurate and result in an understatement or overstatement of the reserves required to fairly state such inventories. Included in inventory of ZYNLONTA are materials used in the production of preclinical and clinical products, which are charged to R&D expenses when consumed.

1.4 Property, plant and equipment

All property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated using the straight-line method to allocate the cost of each asset to its residual value over its estimated useful life, as follows:

Leasehold improvements	10 years
Office equipment	5 years
Hardware	3 years

1.5 Intangible assets

Licenses

Historically, the Company's policy was to capitalize licenses acquired prior to regulatory and marketing approval as intangible assets at historical cost. Prior to regulatory and marketing approval, licenses were treated as indefinite-lived assets and not amortized. Once regulatory and marketing approval was obtained, licenses were treated as a definite-lived intangible assets and amortized over their useful lives. In 2023, the Company adopted and aligned to the Group's accounting policy by recognizing a full impairment on its acquired licenses and recorded a charge to R&D expense. Licenses acquired prior to regulatory and marketing approval will now be charged to R&D expense going forward to align to the group's policy. See note 2.1, "Intangible assets" for further information.

Internally generated intangible assets

Internal R&D costs are fully charged to R&D expenses in the period in which they are incurred. The Company considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained in a major market such as the United States, the European Union or China.

Payments made to third parties, such as contract R&D organizations in compensation for subcontracted R&D, that are deemed not to transfer intellectual property to ADCT are expensed as internal R&D expenses in the period in which they are incurred. Historically, such payments may have been capitalized as an intangible asset. In 2023, the Company adopted and aligned to the Group's accounting policy by recognizing a full impairment on its internally generated intangible assets and recorded a charge to R&D expense. Internal R&D costs, including payments made to third parties, will be charged to R&D expense only going forward to align to the group's policy. See note 2.1, "Intangible assets" for further information.

1.6 Investments

As of December 31, 2024 and 2023, the Company had two subsidiaries. The following table describes the principal subsidiaries, the countries of incorporation, and the percentage ownership and voting interest held by us.

Company	Country of Incorporation	Percentage Ownership and Voting Interest	Main Activities
ADC Therapeutics America, Inc.	United States	100%	Clinical, commercial and U.S. operations
ADC Therapeutics (UK) Limited	England	100%	Research and development

ADC Therapeutics (NL) BV, previously a wholly-owned subsidiary, was dissolved effective October 4, 2024.

In addition to the two subsidiaries above, as of December 31, 2024, the Company owns a 49% equity interest in a joint venture company, Overland ADCT Biopharma (CY) Limited, to develop and commercialize its flagship product (ZYNLONTA) and three of its ADC product candidates (ADCT-601, ADCT-602 and ADCT-901) in greater China and Singapore.

1.7 Revenue

The Company generates revenue from the sale of ZYNLONTA. Under the original distribution arrangement, revenue is generated between the Company and ADCT America at the time drug product is transferred to the third party logistics and distribution provider.

Effective October 1, 2023, the Company implemented a new operating and transfer pricing model, and entered into intercompany license arrangements for the commercialization of ZYNLONTA and other product candidates, under which the Swiss parent Company receives royalties from ADCT US on its net sales of ZYNLONTA in the US.

1.8 Cost of sales

Cost of sales primarily includes direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics and royalties to a collaboration partner based on net product sales of ZYNLONTA. Inventory amounts written down as a result of excess or obsolescence are charged to Cost of sales.

1.9 Operating expenses

Research expenditure is recognized in expense in the year in which it is incurred. In addition, R&D expenses include the recharge of R&D services that ADC Therapeutics America, Inc. ("ADCT America") and ADC Therapeutics (UK) Ltd ("ADCT UK") perform on behalf of the Company.

Selling and marketing expenditure is recognized in expense in the year in which it is incurred and includes the recharge of expenses from ADCT America for services performed on behalf of the Company.

General and administrative expenditure is recognized in expense in the year in which it is incurred and includes the recharge of expenses from ADCT America for services performed on behalf of the Company.

1.10 Senior secured term loan facility

The Company, ADCT UK and ADCT America entered into a USD 175.0 million (CHF 165.3 million) Loan Agreement on August 15, 2022, pursuant to which the counterparty agreed to extend secured term loans to the Company in disbursements as follows:

Accounting for the First Tranche

On August 15, 2022, the Company drew down the First Tranche of the senior secured term loans in the amount of USD 120.0 million (CHF 113.3 million) and issued to the lenders under the Loan Agreement warrants to purchase an aggregate of 527,295 common shares, which warrants have an exercise price of USD 8.30 (CHF 7.84) per share. The Company has accounted for the initial USD 120.0 million (CHF 113.3 million) in cash received as debt at nominal value.

Expenses and fees payable upon the issuance of the First Tranche of senior secured term loans were charged directly to the Company's income statement. The interest rate, which is variable and ranged from 10.36% to 13.04%, is dependent upon market factors and is based on a 360-day year, and is paid on the last business day of each quarter.

1.11 Deferred royalty obligation

On August 25, 2021, the Company entered into a royalty purchase agreement with HCR. The Company has accounted for the initial cash received as debt. Royalty payments made to HCR are accounted for as financial expense until the total payments have reached the potential maximum amount payable pursuant to the terms and conditions of the royalty purchase agreement less the nominal amount USD 225.0 million (CHF 203.6 million) of the debt. Thereafter the payments will be accounted for as repayment of the debt.

During the year ended December 31, 2023 the Company received an additional USD 75.0 million (CHF 67.9 million) upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country.

1.12 The 2024 Equity Offering and Pre-Funded Warrants

In May 2024, the Company completed an underwritten offering of equity securities in which 13,411,912 of the Company's common shares were sold to public investors at a price of USD 4.90 (CHF 4.43) per share and pre-funded warrants to purchase 8,163,265 of the Company's common shares were sold to public investors at a price of USD 4.81 (CHF 4.35) per pre-funded warrant, which equals the per share 2024 Equity Offering price, less the CHF 0.08 exercise price for each pre-funded warrant (collectively, the "2024 Equity Offering"). There were 10,411,912 common shares issued from the Company's share capital and 3,000,000 treasury shares were issued at par value. Gross proceeds from the 2024 Equity Offering were approximately USD 105.0 million (CHF 95.0 million) and, after giving effect to USD 7.6 million (CHF 6.9 million) of transaction costs related to the offering, net proceeds were approximately USD 97.4 million (CHF 88.1 million).

The Company has accounted for the common shares and 2024 Pre-funded Warrants described below each as freestanding financial instruments.

The common shares were issued from the Company's share capital and treasury shares at par value. The common shares were recorded as USD 60.5 million (CHF 54.7 million) to equity for the issuance of the common shares, net of transaction costs accrued and paid, and an increase in cash and cash equivalents.

The warrants were recognized as USD 36.9 million (CHF 33.4 million) and were recorded as a current liability, net of transaction costs paid, and an increase in cash and cash equivalents.

Transaction costs have been allocated to the warrants and the common shares based on the relative fair value method. Transaction costs associated to the common shares have been deducted from the respective instrument in equity. Transaction costs for warrants have been deducted from the respective instrument in current liabilities.

2. Information on the balance sheet and profit and loss items

2.1 Intangible Assets

(in CHF)	Indefinite lived	Definite lived			
	Licenses	Internal development costs	Licenses	Software	Total
Cost					
January 1, 2023	**10,245,423**	**882,006**	**972,640**	**133,196**	**12,233,265**
Disposals	—	—	—	(47,402)	(47,402)
Exchange difference	(920,549)	(79,248)	(87,391)	(8,960)	(1,096,148)
December 31, 2023	**9,324,874**	**802,758**	**885,249**	**76,834**	**11,089,715**
Disposals	(9,324,874)	(802,758)	(885,249)	—	(11,012,881)
Exchange difference	—	—	—	5,795	5,795
December 31, 2024	**—**	**—**	**—**	**82,629**	**82,629**
Accumulated amortization					
January 1, 2023	**(979,881)**	**—**	**(115,791)**	**(119,143)**	**(1,214,815)**
Amortization	—	—	—	(7,105)	(7,105)
Impairment	(9,004,291)	(802,758)	(887,068)	—	(10,694,117)
Disposals	—	—	—	47,402	47,402
Exchange difference	659,298	—	117,610	8,148	785,056
December 31, 2023	**(9,324,874)**	**(802,758)**	**(885,249)**	**(70,698)**	**(11,083,579)**
Amortization	—	—	—	(5,504)	(5,504)
Disposals	9,324,874	802,758	885,249	—	11,012,881
Exchange difference	—	—	—	(5,484)	(5,484)
December 31, 2024	**—**	**—**	**—**	**(81,686)**	**(81,686)**
Net book amount					
December 31, 2023	**—**	**—**	**—**	**6,136**	**6,136**
December 31, 2024	**—**	**—**	**—**	**943**	**943**

Licenses

The Company has capitalized certain payments for licenses in accordance with its accounting policy note 1.5, "Intangible assets".

During 2024, the Company wrote-off its acquired licenses and internal development costs which were fully impaired in the amount of CHF 11.0 million.

During 2023, as a result of the Company adopting and aligning to the Group's accounting policy for intangible assets, the Company recognized an impairment charge of CHF 10.7 million on its acquired licenses and internal development costs. The charge was recorded to R&D expenses.

2.2 Share capital

	Total number of shares
January 1, 2023	**89,041,946**
Issuance of share capital / capital contributions	—
December 31, 2023	**89,041,946**
Issuance of share capital / capital contributions	12,564,430
December 31, 2024	**101,606,376**

(in CHF)	Share capital	Capital contributions	Treasury shares	Total
January 1, 2023	7,123,356	969,896,972	(671,954)	976,348,374
Employee stock purchase plan - issuance	—	681,981	25,642	707,623
Shares issued for vesting of awards	—	(106,407)	106,407	—
December 31, 2023	**7,123,356**	**970,472,546**	**(539,905)**	**977,055,997**
Issuance of share capital/capital contributions	832,952	41,675,281	—	42,508,233
Treasury shares - disposals, 2024 Equity Offering	—	12,007,962	240,000	12,247,962
Employee stock purchase plan - issuance	—	447,144	31,375	478,519
Shares issued for exercise of option awards	460	191,278	8,698	200,436
Shares issued for vesting RSU awards	171,742	(211,976)	40,234	—
December 31, 2024	**8,128,510**	**1,024,582,235**	**(219,598)**	**1,032,491,147**

All issuances of share capital or capital contributions are shown net of transaction costs. Par value of shares is CHF 0.08 per share and each registered share carries one voting right. Under Swiss law, shareholder liability is limited to capital contributions.

At December 31, 2024, the share capital of the Company amounts to CHF 8,128,510, consisting of 101,606,376 issued and fully paid-in registered shares with a nominal value of CHF 0.08 each.

At December 31, 2024, the reserves from capital contributions amounted to CHF 1,024.6 million out of which the Federal Tax administration has confirmed CHF 969.9 million in accordance with article 20 para. 3 of the Federal Act on Direct Federal Taxation.

Movements during 2023

In January and July of 2023, 320,529 shares were purchased pursuant to the 2022 Employee Stock Purchase Plan which decreased treasury shares with a corresponding increase to capital contributions.

On various dates in 2023, 1,330,081 RSUs vested which decreased treasury shares with a decrease to capital contributions.

Movements during 2024

In May 2024, the Company completed the 2024 Equity Offering in which 13,411,912 of the Company's common shares were sold to public investors at a price of USD 4.90 (CHF 4.43) per share. There were 10,411,912 common shares issued from the Company's share capital and 3,000,000 treasury shares were issued at par value.

In January and July of 2024, 392,185 shares were purchased pursuant to the 2022 Employee Stock Purchase Plan which decreased treasury shares with a corresponding increase to capital contributions.

On various dates in 2024, 502,929 RSUs vested which decreased treasury shares with a decrease to capital contributions. In December 2024, 2,146,768 shares were issued in connection with the vesting of RSUs previously granted which increased share capital with a corresponding decrease to capital contributions.

On various dates in 2024, 108,721 options were exercised which decreased treasury shares with a corresponding increase to capital contributions. In December 2024, 5,750 shares were issued in connection with option exercises which increased share capital with a corresponding decrease to capital contributions.

Treasury shares

Movements on the treasury shares position are as follows:

| | 2024 | | 2023 | |
	Number of treasury shares	Value (in CHF)	Number of treasury shares	Value (in CHF)
January 1,	6,748,809	539,905	8,399,419	671,954
Disposals	(4,003,835)	(320,307)	(1,650,610)	(132,049)
December 31,	**2,744,974**	**219,598**	**6,748,809**	**539,905**

As at December 31, 2024, the Company owns 2,744,974 treasury shares for a value of CHF 219,598 (2023: 6,748,809 treasury shares for a value of CHF 539,905).

2.3 Capital Range

In connection with the 2024 Equity Offering, and in accordance with the capital range authorization from article 4a of the company's articles of association in effect on that date, the Board of Directors increased the share capital from CHF 7,123,356 to CHF 7,956,309 corresponding to a nominal increase of CHF 932,953 by issuing 10,411,912 new ordinary shares with a nominal value of CHF 0.08 each.

On December 6, 2024, article 4a of the Company's articles of association have been amended to increase the lower and upper limits of the capital range.

The Board of Directors is authorized to increase or decrease the share capital at any time until November 11, 2029, by a maximum amount of CHF 12,106,664 (upper limit) and CHF 8,128,510 (lower limit), by, among other things, issuing or cancelling common shares, fully paid up, with a par value of CHF 0.08 each. An increase of the share capital in partial amounts is permissible.

2.4 Conditional Share Capital

Conditional Share Capital for Financing Acquisitions and Other Purposes

The Company's nominal share capital may be increased, including to prevent takeovers and changes in control, by a maximum aggregate amount of CHF 3,042,154 through the issuance of not more than 38,026,929 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of option and conversion rights granted in connection with warrants, convertible bonds or similar instruments of the Company or one of its subsidiaries. Shareholders will not have pre-emptive subscription rights in such circumstances, but may have advance subscription rights to subscribe for such warrants, convertible bonds or similar instruments. The holders of warrants, convertible bonds or similar instruments are entitled to the new shares upon the occurrence of the applicable conversion feature.

Conditional Share Capital for Equity Incentive Plans

The Company's nominal share capital may, to the exclusion of the pre-emptive subscription rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF 763,799 through the issuance of not more than 9,547,482 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of options, other rights to receive shares or conversion rights that have been granted to employees, members of the Board of Directors, contractors or consultants of the Company or of one of its subsidiaries or other persons providing services to the Company or to a subsidiary through one or more equity incentive plans created by the Board of Directors.

3. Other information

3.1 Full-time equivalents

The number of full-time employee equivalents did not exceed 50 on an annual average basis.

3.2 Information required for income statement categorized by nature of expense

(in CHF)	Year ended December 31, 2024	Year ended December 31, 2023
Staff costs	8,067,506	8,691,787
Depreciation	16,248	63,473
Amortization	5,504	7,105
Impairment of intangible assets	—	10,694,117

3.3 Accrued expenses

(in CHF)	Year ended December 31, 2024	Year ended December 31, 2023
Accrued payroll	1,099,105	1,108,278
Accrued R&D	10,947,324	10,781,644
Other accrued	3,134,638	4,137,733
Total	**15,181,067**	**16,027,655**

3.4 Pension liabilities

On December 31, 2024 and 2023, there was no liability to the third-party contracted pension plan.

3.5 Residual amount of leasing obligations

The incidence of amounts payable under lease obligations having a residual term of more than 12 months or which cannot be canceled within the 12 months following the year-end is as follows:

(in CHF)	December 31, 2024	December 31, 2023
Not later than 1 year	120,816	119,556
Later than 1 year and not later than 5 years	352,380	468,261
Total	**473,196**	**587,817**

These amounts include payments related to rental or lease contracts up to the end of their (a) contract period or (b) notice period, as applicable.

3.6 Shareholders' rights and equity awards

The following table presents information on the allocation of equity awards to executive officers, directors and employees issued/granted during the years ended December 31, 2024 and 2023:

(in CHF, except share data)	2024 Number of Options and RSUs	2024 Amount	2023 Number of Options and RSUs	2023 Amount
Issued to executive officers and directors	280,000	777,149	2,941,000	3,562,836
Issued to employees	1,646,400	3,861,843	7,535,187	10,497,742
Years ended December 31,	**1,926,400**	**4,638,992**	**10,476,187**	**14,060,578**

Equity awards are comprised of options and restricted share unit awards. The fair value of the Company's options is determined using the Black-Scholes Model and its RSU awards are valued using the closing share price of the Company's common shares traded on the NYSE on the date of the award.

3.7 Statutory auditor fees

Audit fees for the years ended December 31, 2024 and 2023 were KCHF 1,300 and KCHF 2,057, respectively.

The following table presents the Company's accumulated losses carried forward for the years ended December 31, 2024 and 2023:

Accumulated losses carried forward
(in CHF)

	For the Year Ended December 31,	
	2024	**2023**
Accumulated losses at the beginning of the period	(1,113,390,115)	(968,963,858)
Loss for the year	(93,463,700)	(144,426,257)
Accumulated losses available to the general meeting	**(1,206,853,815)**	**(1,113,390,115)**

The following table presents the motion of the Board of Directors on the allocation of accumulated losses as of December 31, 2024 and 2023:

Motion of the Board of Directors on the proposed carry
forward of the accumulation of losses
(in CHF)

	December 31,	
	2024	**2023**
	Motion of the Board of Directors	**Resolution of the general meeting**
Accumulated losses available to the general meeting	(1,206,853,815)	(1,113,390,115)
Carried forward	**(1,206,853,815)**	**(1,113,390,115)**

Compensation Report of ADC Therapeutics SA
for the Year Ended December 31, 2024

Contents

Report of the Statutory Auditor

1. Compensation Philosophy, Principles and Governance

2. Compensation of the Board of Directors

3. Compensation of the Members of the Executive Committee

4. Equity and Equity-Linked Instruments Held by Members of the Board of Directors and the Executive Committee

5. Mandates outside of ADC Therapeutics SA



ADC Therapeutics SA

Epalinges

Report of the statutory auditor
to the General Meeting

on the compensation report 2024

Table of Contents



Report of the statutory auditor
to the General Meeting of ADC Therapeutics SA, Epalinges

Opinion

We have audited the compensation report of ADC Therapeutics SA (the Company) for the year ended December 31, 2024. The audit was limited to the information pursuant to article 734a-734f of the Swiss Code of Obligations (CO) in the tables 2.c., 3.c., 4. and 5., and the information in sections 2.b. of the compensation report.

In our opinion, the information pursuant to article 734a-734f CO in the compensation report (pages 163 to 179) complies with Swiss law and the Company's articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor's responsibilities for the audit of the compensation report' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables 2.c., 3.c., 4. and 5., and the information in sections 2.b. in the compensation report, the consolidated financial statements, the financial statements and our auditor's reports thereon.

Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.



If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the compensation report

The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. It is also charged with structuring the remuneration principles and specifying the individual remuneration components.

Auditor's responsibilities for the audit of the compensation report

Our objectives are to obtain reasonable assurance about whether the information pursuant to article 734a-734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.



We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

PricewaterhouseCoopers SA

Luc Schulthess   Alex Fuhrer

Licensed audit expert   Licensed audit expert
Auditor in charge

Pully, March 27, 2025

This compensation report (this "Compensation Report") of ADC Therapeutics SA (the "Company") has been prepared in accordance with article 734 para. a-f of the Swiss Code of Obligations (the "CO").

This Compensation Report refers to the year ended December 31, 2024 and includes comparative figures for the year ended December 31, 2023.

Unless the context requires otherwise, the words "*we*", "*our*", "*us*", "*ADCT*" and similar words or phrases in this Compensation Report refer to the Company and its consolidated subsidiaries.

1.   Compensation Philosophy, Principles and Governance

Principles of the Compensation of the Board of Directors and the Executive Committee

Pursuant to Swiss law, the aggregate amount of compensation of the board of directors ("*Board of Directors*") and the members of the executive committee of the Company within the meaning of art. 734 et seq. CO ("*Executive Committee*") must be submitted to the annual general meeting of shareholders (the "*AGM*") for a binding vote.

The disclosure concerning compensation, loans and other forms of indebtedness includes the aggregate amount for the Board of Directors and the Executive Committee, respectively, as well as the particular amount for each member of the Board of Directors and for the highest paid member of the Executive Committee, specifying the name and function of each of these persons.

As a Swiss listed company, we are prohibited from granting certain forms of compensation to members of our Board of Directors and Executive Committee, such as:

- severance payments (compensation due until the termination of a contractual relationship does not qualify as severance payment);

- compensation for non-compete undertakings that exceeds the average compensation of the last three financial years or for a non-compete undertaking that is not justified for business reasons;

- non-arm's length compensation in connection with a prior role as director or member of the executive committee;

- sign-on bonuses that do not compensate for a demonstrable financial disadvantage;

- compensation paid in advance;

- commissions for the takeover or transfer of companies, or parts thereof;

- loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association of the Company (the "*Articles*"); and

- equity-based compensation not provided for in the Articles.

Compensation to members of the Board of Directors and the Executive Committee for activities in entities that are, directly or indirectly, controlled by the Company is prohibited if (i) the compensation would be prohibited if it were paid directly by the Company, (ii) the Articles do not provide for it, or (iii) the compensation has not been approved by the AGM.

Each year, at the AGM, shareholders will vote on the proposals of the Board of Directors with respect to:

- the maximum aggregate amount of compensation of the Board of Directors for the term of office until the next AGM; and

- the maximum aggregate amount of fixed compensation of the Executive Committee or the following financial year; and

- the maximum aggregate amount of variable compensation of the Executive Committee for the current financial year.

The Board of Directors may submit for approval at the AGM deviating, additional or conditional proposals relating to the maximum aggregate amount or maximum partial amounts for the same or different periods or specific compensation components or in relation to additional amounts for specific compensation components.

If the AGM does not approve a proposal of the Board of Directors, the Board of Directors shall determine, taking into account all relevant factors, the respective (maximum) aggregate amount or (maximum) partial amounts, and submit the amount(s) so determined for approval by a general meeting of shareholders.

The Company or companies controlled by it may pay or grant compensation prior to approval by the AGM, subject to subsequent approval.

Members of the Board of Directors and the Executive Committee may be paid fixed compensation and also variable compensation, depending on the achievement of certain performance criteria. The performance criteria may include individual targets, targets of the Company or parts thereof and targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of responsibility of the recipient of the variable compensation. The Board of Directors or, where delegated to it, the compensation committee of the Board of Directors (the "*Compensation Committee*") shall determine the relative weight of the performance criteria and the respective target values.

Compensation may be paid or granted in the form of cash, shares, financial instruments, in kind, or in the form of other types of benefits. The Board of Directors or, where delegated to it, the Compensation Committee, shall determine grant, vesting, exercise and forfeiture conditions.

Method of Determining Compensation

Role and Powers of the Compensation Committee

The Compensation Committee consists of at least two members, who will be (re-)elected at the AGM. The Board of Directors appoints the chair of the Compensation Committee and fills any vacancies until the following AGM.

The Compensation Committee supports our Board of Directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the AGM regarding the compensation of the members of the Board of Directors and the Executive Committee. The Compensation Committee may submit proposals to the Board of Directors on other compensation-related matters.

The Compensation Committee has the responsibility to, among other things:

- regularly review and make recommendations to the Board of Directors regarding our compensation and benefits strategy and guidelines;

- prepare the proposals to the shareholders' meeting regarding the compensation of the members of the Board of Directors and the Executive Committee;

- regularly review and make recommendations to the Board of Directors regarding the compensation of the members of the Board of Directors and of the Executive Committee;

- review and approve the recommendation of our Chief Executive Officer regarding the fixed and variable compensation, including incentive plan participation and benefits, of the members of the management team other than members of the Executive Committee;

- review and make recommendations to the Board of Directors regarding our compensation and benefits plans (cash or equity-based plans) and, where appropriate or required, make recommendations to adopt, amend and terminate such plans;

- to the extent not delegated by the Compensation Committee to a different body or a third party, administer our compensation and benefits plans (other than equity-based plans); and

- review and assess risks arising from our employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on us.

Compensation of the Board of Directors

As per the Articles, the compensation of the non-executive members of the Board of Directors may consist of fixed and variable compensation elements. Total compensation shall take into account the position and level of responsibility of the recipient. Additionally, the Company pays the employer's portion of social security contributions due on these amounts, as applicable.

As per the Articles, compensation may be paid in the form of cash, shares, options or other share-based instruments or units, or in the form of other types of benefits. The Board of Directors or, to the extent delegated to it, the Compensation Committee, shall determine grant, vesting, exercise, restriction and forfeiture conditions and periods. In particular, it may provide for continuation, acceleration or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change of control or termination of a service or mandate agreement. The Company may procure the required shares or other securities through purchases in the market, from treasury shares or by using conditional or authorized share capital. Compensation may be paid by the Company or companies controlled by it.

Compensation of the Members of Executive Committee

As per the Articles, the compensation of the members of the Executive Committee may consist of fixed and variable compensation elements. Fixed compensation comprises the base salary and may consist of other compensation elements. Variable compensation may take into account the achievement of specific performance targets. Total compensation shall take into account the position and level of responsibility of the recipient.

As per the Articles, compensation may be paid in the form of cash, shares, options or other share-based instruments or units, or in the form of other types of benefits. The Board of Directors or, to the extent delegated to it, the Compensation Committee, shall determine grant, vesting, exercise, restriction and forfeiture conditions and periods. In particular, it may provide for continuation, acceleration or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change of control or termination of an employment or mandate agreement. The Company may procure the required shares or other securities through purchases in the market, from treasury shares or by using conditional or authorized share capital. Compensation may be paid by the Company or companies controlled by it.

Elements of Compensation for 2024

Base Salary

We believe that our base salaries are highly competitive, given the importance of attracting, motivating, and retaining persons with the necessary skills and character. The salary level is based on the scope of the position and market conditions and the individual's profile in terms of experience and skills. Base and variable salaries are reviewed annually by the Compensation Committee, taking into account individual performance and the results of the external benchmarking.

Bonus

We have established an annual performance bonus program under which bonuses may be earned by our Executive Committee (and also other employees) based on achievement of Company performance goals and objectives approved by the Compensation Committee each year. The bonus program is intended to strengthen the connection between individual compensation and Company success, reinforce our pay-for-performance philosophy by awarding higher bonuses to higher performance and help ensure that our compensation is competitive. Under the terms of the performance bonus program, the Compensation Committee will determine the final bonus pay-out based on the achieved objectives.

Each member of Executive Committee is eligible to receive a bonus under the program calculated by multiplying his or her base salary by a target percentage value assigned to him or her or to his or her position by the Compensation Committee. The Compensation Committee in consultation with the Board determines if the bonus is to be paid at target, under target or above target.

Under certain circumstances, new members of the Executive Committee may receive replacement awards to compensate them for amounts forgone in connection with their change of employment.

Equity Incentive Plans

We grant equity awards to our directors and members of the Executive Committee under the ADC Therapeutics SA 2019 Equity Incentive Plan, as amended (the "*2019 Equity Incentive Plan*") and the Conditional Share Capital Plan. The purpose of these plans is to motivate and reward performance of our employees, directors, consultants and advisors, better align the interests with our shareholders and further the best interests of the Company and our shareholders.

   2019 Equity Incentive Plan

Plan Administration. The 2019 Equity Incentive Plan is administered by the Compensation Committee, subject to the Board of Directors' discretion to administer or appoint another committee to administer it.

Eligible Participants. The administrator is able to offer equity awards at its discretion under the 2019 Equity Incentive Plan to: (1) any employees of us or any of our subsidiaries; (2) any non-employee directors serving on our Board of Directors; and (3) any consultants or other advisors to us or any of our subsidiaries. The administrator of the plan may determine that an award for the benefit of a non-employee director will be granted to an affiliate of such director, but only to the extent consistent with the registration of shares offered under the plan on Form S-8 under the Securities Act.

Awards. The Company has reserved 17,741,355 common shares for future issuance under the 2019 Equity Incentive Plan (including share-based equity awards granted to date less awards forfeited). Equity incentive awards under the 2019 Equity Incentive Plan may be granted in the form of options, share appreciation rights, restricted shares, restricted share units ("RSUs"), performance awards or other share-based awards, but not "incentive stock options" for purposes of U.S. tax laws. Options and share appreciation rights (if granted) have an exercise price determined by the administrator, which will not be less than the fair market value of the underlying common shares on the date of grant, which is generally the closing share price of the Company's common shares traded on the NYSE.

Vesting. The vesting conditions for grants under the equity incentive awards under the 2019 Equity Incentive Plan are set forth in the applicable award documentation. Option awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. RSUs generally vest annually over a period of three years commencing on the first anniversary of the date of grant.

Termination of Service and Change in Control. In the event of a participant's termination of employment, the Compensation Committee may, in its discretion, determine the extent to which an equity incentive award may be exercised, settled, vested, paid or forfeited. In the event of our termination of a participant's employment without cause or a participant's resignation for good reason (as defined in the 2019 Equity Incentive Plan) upon or within 18 months following a change in control of the company (as defined in the 2019 Equity Incentive Plan), any awards outstanding to the participant (unless otherwise provided in the award agreement) will immediately vest and settle, and options and share appreciation rights will become fully exercisable. In the event of a change in control that involves a merger, acquisition or other corporate transaction, any outstanding award not assumed, substituted, replaced or continued in connection with the transaction will immediately vest and settle, and options and share appreciation rights will become fully exercisable. In connection with a change of control of the Company, the Compensation Committee may, in its discretion, take any one or more of the following actions with respect to outstanding awards: (i) cancel any such award, in exchange for a payment in cash, securities or other property or any combination thereof with a value equal to the value of such award based on the per share value of common shares received or to be received by other shareholders in the event (or without payment of consideration if the committee determines that no amount would have been realized upon the exercise of the award or other realization of the participant's rights); (ii) require the exercise of any outstanding option; (iii) provide for the assumption, substitution, replacement or continuation of any award by the successor or surviving corporation, along with appropriate adjustments with respect to the number and type of securities (or other consideration) of the successor or surviving corporation, subject to any replacement awards, the terms and conditions of the replacement awards (including performance targets) and the grant, exercise or purchase price per share for the replacement awards; (iv) make any other adjustments in the number and type of securities (or other consideration) subject to (a) such awards and in the terms and conditions of such awards in order to prevent the dilution or enlargement of benefits intended to be made available under the 2019 Equity Incentive Plan and (b) awards that may be granted in the future; (v) provide that any such award shall be accelerated and become exercisable, payable and/or fully vested with respect to all shares covered thereby or (vi) provide that any award shall not vest, be exercised or become payable as a result of such event.

Termination and Amendment. Unless terminated earlier, the 2019 Equity Incentive Plan will continue for a term of ten years. Our Board of Directors has the authority to amend or terminate the 2019 Equity Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of the recipient of any options unless agreed to by the recipient.

Conditional Share Capital Plan

Plan Administration. The Conditional Share Capital Plan is administered by the Compensation Committee, subject to the Board of Directors' discretion to administer or appoint another committee to administer it.

Eligible Participants. Any employee (including members of the Executive Committee), Non-Employee Director, consultant, contractor or other persons providing services to the Company or any Subsidiary shall be eligible to be selected to receive an Award under the Plan.

Awards. Equity incentive awards under the Conditional Share Capital Plan may be granted in the form of options, share appreciation rights, restricted shares, RSUs, performance awards or other share-based awards. Options and share appreciation rights will have an exercise price determined by the administrator but will not be less than fair market value of the underlying common shares on the date of grant. The Company has reserved 8,000,000 common shares for future issuance under this plan.

Vesting. The vesting conditions for grants under the equity incentive awards under the Conditional Share Capital Plan are set forth in the applicable award documentation. On December 6, 2023, the Company issued its 2024 annual equity award under the Conditional Share Capital Plan, which was approved by the Compensation Committee of the Board of Directors and the Board of Directors and consisted of 5,596,166 RSUs and vest 50% on the one-year anniversary of the grant date and the remainder on the two-year anniversary of the grant date.

Termination of Service and Change in Control. In the event of a participant's termination of employment, the compensation committee may, in its discretion, determine the extent to which an equity incentive award may be exercised, settled, vested, paid or forfeited. In the event of our termination of a participant's employment without cause or a participant's resignation for good reason (as defined in the Conditional Share Capital Plan) upon or within 18 months following a change in control of the company (as defined in the Conditional Share Capital Plan), any awards outstanding to the participant (unless otherwise provided in the award agreement) will immediately vest and settle, and options and share appreciation rights will become fully exercisable. In the event of a change in control that involves a merger, acquisition or other corporate transaction, any outstanding award not assumed, substituted, replaced or continued in connection with the transaction will immediately vest and settle, and options and share appreciation rights will become fully exercisable. In connection with a change of control, the compensation committee may, in its discretion, take any one or more of the following actions with respect to outstanding awards: (i) cancel any such award, in exchange for a payment in cash, securities or other property or any combination thereof with a value equal to the value of such award based on the per share value of common shares received or to be received by other shareholders in the event (or without payment of consideration if the committee determines that no amount would have been realized upon the exercise of the award or other realization of the participant's rights); (ii) require the exercise of any outstanding option; (iii) provide for the assumption, substitution, replacement or continuation of any award by the successor or surviving corporation, along with appropriate adjustments with respect to the number and type of securities (or other consideration) of the successor or surviving corporation, subject to any replacement awards, the terms and conditions of the replacement awards (including performance targets) and the grant, exercise or purchase price per share for the replacement awards; (iv) make any other adjustments in the number and type of securities (or other consideration) subject to (a) such awards and in the terms and conditions of such awards in order to prevent the dilution or enlargement of benefits intended to be made available under the 2019 Equity Plan and (b) awards that may be granted in the future; (v) provide that any such award shall be accelerated and become exercisable, payable and/or fully vested with respect to all shares covered thereby or (vi) provide that any award shall not vest, be exercised or become payable as a result of such event.

Termination and Amendment. Unless terminated earlier, the Conditional Share Capital Plan will continue for a term of ten years. Our board of directors has the authority to amend or terminate the Conditional Share Capital Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of the recipient of any options unless agreed to by the recipient.

Pension Plans

We operate defined benefit and defined contribution pension schemes in accordance with the local conditions and practices in the countries in which we operate outside the United States.

The defined benefit schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. However, as is the case with many Swiss pension plans, although the amount of ultimate pension benefit is not defined, certain legal obligations of the plan nevertheless create constructive obligations on the employer to pay further contributions to fund an eventual deficit.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Company has no further payment obligations.

Social Charges

The Company pays social security contributions as required by applicable law. The Company also pays certain non-mandatory benefits under local social security schemes.

Employment Agreements

We have entered into employment agreements with certain members of our Executive Committee. Each of these agreements provides for an initial salary and annual bonus opportunity, as well as participation in certain pension and welfare benefit plans. These agreements generally require advance notice of termination, from three to twelve months (and in no case longer than twelve months), and in some cases provide for garden leave (paid leave). Some members of our Executive Committee have agreed to covenants not to compete against us or solicit our employees or customers during employment and for a period of up to one year following termination. We may be required to pay some members of our Executive Committee compensation for their covenant not to compete with us following termination for some period of time.

2.   Compensation of the Board of Directors

a.   Board Composition

Our Board of Directors is composed of nine members. Each director is elected for a one-year term. The current members of our Board of Directors were appointed at our shareholders' meeting on June 13, 2024 to serve until our 2025 AGM.

There are no family relationships among any members of our Board of Directors or Executive Committee.

Board of Directors

The Board of Directors during 2024 and 2023 was comprised of the following members:

Name	Role(s)	Year Appointed to the Board of Directors
Ameet Mallik	Director & Chief Executive Officer	2022
Robert Azelby	Director	2023
Jean-Pierre Bizzari	Director	2022
Peter Hug[1]	Vice Chair and Lead Independent Director	2019
Viviane Monges	Director	2021
Thomas Pfisterer	Director	2016
Tyrell Rivers	Director	2018
Victor Sandor	Director	2020
Ron Squarer	Chair	2020
Stephen Evans-Freke[2]	Former Director	2011
Michael Forer[2]	Former Vice Chairman	2011
Christopher Martin[2]	Former Director	2011
Jacques Theurillat[2]	Former Director	2015

(1) Peter Hug was appointed as Vice Chair and Lead Independent Director on April 20, 2023 and became effective on June 14, 2023.

(2) Stephen Evans-Freke, Michael Forer, Christopher Martin and Jacques Theurillat did not stand for re-election at our 2023 annual shareholders meeting and thus ceased being directors on June 14, 2023.

Board Committees

Name	Audit Committee	Compensation Committee	Nomination and Corporate Governance Committee	Science and Technology Committee
Ameet Mallik				
Robert Azelby	Member	Member		
Jean-Pierre Bizzari			Chair	Member
Peter Hug*		Chair	Member	
Viviane Monges	Chair		Member	
Thomas Pfisterer				
Tyrell Rivers	Member			Member
Victor Sandor		Member		Chair
Ron Squarer**				

* Vice Chairman of the Board of Directors and Lead Independent Director

** Chairman of the Board of Directors

b. Board Compensation Structure

Members of the Board of Directors are paid a fixed fee as set forth below for the years ended December 31, 2024 and 2023 and are dependent on the function exercised. Such fees have been established in light of market practice. [1][2]

(in USD thousands)	2024		2023	
	Chair	Member	Chair	Member
Board of Directors	85	45	75	45
Lead Independent Director	70	n/a	70	n/a
Audit Committee	30	15	30	15
Compensation Committee	15	8	15	8
Nomination and Corporate Governance Committee	10	5	10	5
Science and Technology Committee	15	8	15	8

(1)　Under his engagement letter with the Company, Mr. Squarer received a single fee for his service on the Board of Directors and his service as a non-executive employee of the Company which ceased on November 13, 2023.

(2)　Dr. Rivers voluntarily foregoes compensation for his service on the Board of Directors and board committees.

c.　Board Compensation Amounts

For the years ended December 31, 2024 and 2023, the compensation of the members of the Board of Directors was as follows (in CHF thousands, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Name	For the year December 31, 2024				
	Gross Cash Compensation	Social Contribution[(1)]	Other Compensation[(2)]	FMV of Equity Instruments Granted[(3)]	Total Compensation
Ameet Mallik[(4)]	—	—	—	—	—
Robert Azelby	59	—	—	111	170
Jean-Pierre Bizzari	55	1	—	111	167
Peter Hug	79	10	—	111	200
Viviane Monges	70	12	12	111	205
Thomas Pfisterer[(8)]	39	9	—	111	159
Tyrell Rivers [(9)]	—	—	—	—	—
Victor Sandor	59	—	—	111	170
Ron Squarer	77	12	—	111	200
Total	**438**	**44**	**12**	**777**	**1,271**

	For the year ended December 31, 2023				
	Gross Cash Compensation	Social Contribution[(1)]	Other Compensation[(2)]	FMV of Equity Instruments Granted[(3)]	Total Compensation
Ameet Mallik[(4)]	—	—	—	—	—
Robert Azelby[(5)]	30	3	—	85	118
Jean-Pierre Bizzari	54	—	—	124	178
Stephen Evans-Freke[(6)]	29	8	—	83	120
Michael Forer[(4)(6)(7)]	—	—	—	—	—
Peter Hug	67	13	—	124	204
Christopher Martin[(4)(6)]	—	—	—	—	—
Viviane Monges	72	14	12	124	222
Thomas Pfisterer[(8)]	51	12	—	124	187
Tyrell Rivers [(9)]	—	—	—	—	—
Victor Sandor[(10)]	81	—	—	124	205
Ron Squarer [(11)]	395	16	36	41	488
Jacques Theurillat[(6)]	27	—	—	83	110
Total	**806**	**66**	**48**	**912**	**1,832**

1. Includes social security contributions as required by applicable law, as well as certain non-mandatory benefits under local social security schemes.
2. Includes pension costs and health insurance for the years ended December 31, 2024 and 2023.
3. Represents the fair value of stock options and RSUs on the date of grant. Stock options are valued using the Black-Scholes option pricing model. FMV excludes Swiss social security contributions since such contributions are only due if and when the equity instruments are exercised (2024: KCHF 21 and 2023: KCHF 27).
4. For the years ended December 31, 2024: As member of the Executive Committee, Mr. Mallik received no compensation for service on the Board of Directors. Compensation for Mr. Mallik is included in section 3.c below. For the year ended December 31, 2023: As members of Executive Committee Mr. Mallik, Mr. Forer and Dr. Martin received no compensation for service on the Board of Directors. Compensation for Mr. Mallik, Mr. Forer and Dr. Martin is included in section 3.c below.
5. Mr. Azelby was elected as director on June 14, 2023.

172

6. Mr. Evans-Freke, Mr. Martin and Mr. Theurillat ceased being members of the Board of Directors on June 14, 2023. Mr. Forer ceased being a member of the Board of Directors on June 14, 2023 at which time he became an Observer on the Board of Directors. Mr. Martin was a member of the Executive Committee until July 31, 2023. Compensation for Mr. Martin is included in 3.c below.

7. Mr. Forer was a member of the Executive Committee until November 13, 2023. Compensation for Mr. Forer is included in 3.c below.

8. Mr. Pfisterer was also appointed as Managing Director of the Company's Swiss operations effective November 13, 2023. He does not receive any additional remuneration for this role.

9. Dr. Rivers voluntarily foregoes compensation for his service on the Board of Directors and board committees.

10. On October 1, 2022, the Company entered into a consulting agreement with Mr. Sandor, whereby the Company paid KCHF 76 to Victor Sandor for consulting services related to early phase clinical drug development programs. This agreement terminated on January 31, 2023.

11. Mr. Squarer's compensation and equity award grants include those received in his capacity as Chairman of the Board of Directors and in his capacity as a non-executive employee of the Company which ceased on November 13, 2023.

d. Loans to members of the Board of Directors, payments to former members of the Board of Directors and payments to Related Parties of Members of the Board of Directors

No loans were extended to members of the Board of Directors or outstanding during the years ended December 31, 2024 and 2023. No payments to former members of the Board of Directors in connection with their former role or which are not at arm's length were made during and with respect to such periods, and no severance payments to any member or former member of the Board of Directors were made during and with respect to such years. No payments to related parties of members of the Board of Directors were made during such years.

3. Compensation of the Members of the Executive Committee

a. Executive Committee Composition

The Executive Committee during the years ended December 31, 2024 and 2023 was comprised of the following individuals:

Name	Function
Ameet Mallik	Chief Executive Officer
Jose "Pepe" Carmona	Chief Financial Officer
Jennifer Creel [1]	Former Chief Financial Officer
Michael Forer [2]	Former Executive Vice President
Peter Graham [3]	Chief Legal Officer
Christopher Martin [4]	Co-Founder, Former Director and Former CEO
Patrick van Berkel	Chief Scientific Officer

(1) Ms. Creel ceased being a member of the Executive Committee on December 19, 2022. Ms. Creel continued to receive compensation until her departure from the Company on July 18, 2023. The Compensation that she received in 2023 related to her former position as Chief Financial Officer.

(2) Mr. Forer ceased being a member of the Executive Committee on November 13, 2023. Mr. Forer continued to receive compensation until his departure from the Company on March 31, 2024. The Compensation received in 2024 is related to his former position as Executive Vice President.

(3) Mr. Graham was a member of the Executive Committee from January 26, 2023 until November 13, 2023.

(4) Mr. Martin was a member of the Executive Committee until July 31, 2023.

b. Executive Committee Compensation Structure

Members of the Executive Committee receive remuneration consisting of a base salary, bonus, social benefits and equity instruments under the 2019 Equity Incentive Plan and Conditional Share Capital Plan as described above, as well as certain other benefits.

c. Executive Committee Compensation Amounts

For the years ended December 31, 2024 and 2023, the fixed and variable compensation of the members of the Executive Committee was as follows (in CHF thousands, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

For the year ended December 31, 2024

Name	Cash Compensation	Other Compensation[1]	Pension/401(k) plan (employer)	Employer's Social Contribution[2]	Cash Bonus	Total	Equity FMV Excluding Social Contributions[3]
Ameet Mallik	657	36	5	53	922	1,673	—
Michael Forer[5]	129	4	23	19	—	175	—
Total Executive Committee Compensation[6]	1,688	154	35	112	1,672	3,661	—

For the year December 31, 2023

Name	Cash Compensation	Other Compensation[1]	Pension (employer)	Employer's Social Contribution[2]	Cash Bonus	Total	Equity FMV Excluding Social Contributions[3]
Ameet Mallik	648	33	7	34	641	1,363	1,744
Michael Forer	515	91	94	89	55	844	—
Christopher Martin	373	15	69	44	—	501	—
Jennifer Creel[4]	241	35	11	19	105	411	—
Total Executive Committee Compensation[6]	3,026	317	208	232	1,315	5,098	2,651

1. Includes school fees, medical, dental and vision benefits, life and disability insurance and private use portion of company car allowance.

2. Includes social security contributions as required by applicable law, as well as certain non-mandatory benefits under local social security schemes.

3. Represents the fair value of equity awards on the date of grant. Stock options are valued using the Black-Scholes option pricing model. RSUs are valued based on the closing share price of the Company's common shares traded on the NYSE. FMV excludes Swiss social security contributions since such contributions are only due if and when the equity instruments is exercised (2024: KCHF 6 and 2023: KCHF 40).

4. Ms. Creel ceased being a member of the Executive Committee on December 19, 2022 and left the Company on July 18, 2023. The Compensation received in 2023 is related to her former position as Chief Financial Officer.

5. Mr. Forer ceased being a member of the Executive Committee on November 13, 2023 and left the Company on March 31, 2024. The Compensation received in 2024 is related to his former position as Executive Vice President.

6. For the year ended December 31, 2024: inclusive of Mr. Mallik and Mr. Forer as well as other members of the Executive Committee. These figures relate to a total of four individuals who were members of the Executive Committee during the year ended December 31, 2024. For the year ended December 31, 2023: inclusive of Mr. Mallik, Mr. Forer, Dr. Martin, and Ms. Creel as well as other members of the Executive Committee. These figures relate to a total of seven individuals who were members of the Executive Committee during the year ended December 31, 2023.

 d. **Loans, Severance or other Compensation Paid to Members or Former Members of the Executive Committee**

No loans were extended to members or former members of the Executive Committee or outstanding during the years ended December 31, 2024 and 2023. Other than the payments made to Ms. Creel related to her former role as Chief Financial Officer and Mr. Forer related to his former role as Executive Vice President as described above, there were no payments to former members of the Executive Committee in connection with their former role or which are not at arm's length were made during and with respect to such periods, and no severance payments to members of the Executive Committee or former members of the Executive Committee were made during and with respect to such periods. No payments to related parties of members of the Executive Committee were made during such periods.

4. Equity and Equity-Linked Instruments Held by Members of the Board of Directors and the Executive Committee

The members of the Board of Directors[1] and their related parties, if any, held the following equity and equity-linked instruments as of December 31, 2024 and 2023:

| Name | Function | Shares | As of December 31, 2024 | | | |
			Options – Vested	Options - Unvested	Restricted Share Units - Vested	Restricted Share Units - Unvested
Robert Azelby	Director	13,005	11,625	19,375	—	40,000
Jean-Pierre Bizzari	Director	39,502	18,691	12,246	—	40,000
Peter Hug	Director	142,644	—	—	—	40,000
Viviane Monges	Director	66,627	29,445	1,492	—	40,000
Thomas Pfisterer	Director	625,756	—	—	—	40,000
Victor Sandor	Director	40,886	31,112	—	—	40,000
Tyrell Rivers	Director	—	—	—	—	—
Ron Squarer	Chairman	28,811	1,524,196	—	—	40,000
Total		**957,231**	**1,615,069**	**33,113**	**—**	**280,000**

| Name | Function | Shares | As of December 31, 2023 | | | |
			Options – Vested	Options - Unvested	Restricted Share Units - Vested	Restricted Share Units - Unvested
Robert Azelby[2]	Director	—	—	31,000	—	20,000
Jean-Pierre Bizzari	Director	26,497	10,957	19,980	—	20,000
Peter Hug	Director	123,837	—	—	—	20,000
Viviane Monges	Director	48,064	21,711	9,226	—	20,000
Thomas Pfisterer	Director	607,193	—	—	—	20,000
Victor Sandor	Director	27,881	28,519	2,593	—	20,000
Tyrell Rivers	Director	—	—	—	—	—
Ron Squarer	Chairman	15,806	1,522,626	—	—	20,000
Total		**849,278**	**1,583,813**	**62,799**	**—**	**140,000**

(1) For the year ended December 31, 2024 and 2023: Ameet Mallik, CEO is excluded. His holdings are listed under the Executive Committee.

(2) Mr. Azelby was elected as a director on June 14, 2023.

The members of the Executive Committee and their related parties, if any, held the following equity and equity-linked instruments as of December 31, 2024 and 2023:

| Name | Function | As of December 31, 2024 | | | | |
		Shares	Options – Vested	Options - Unvested	Restricted Share Units - Vested	Restricted Share Units - Unvested
Ameet Mallik	Chief Executive Officer	355,880	963,162	729,799	—	573,125
Jose "Pepe" Carmona	Chief Financial Officer	126,892	230,000	230,000	—	175,000
Patrick van Berkel	Chief Scientific Officer	544,313	333,735	122,401	—	197,501
Total		**1,027,085**	**1,526,897**	**1,082,200**	**—**	**945,626**

| Name | Function | As of December 31, 2023 | | | | |
		Shares	Options – Vested	Options - Unvested	Restricted Share Units - Vested	Restricted Share Units - Unvested
Ameet Mallik	Chief Executive Officer	50,829	422,735	1,270,226	—	1,146,250
Jose "Pepe" Carmona	Chief Financial Officer	—	115,000	345,000	—	350,000
Patrick van Berkel	Chief Scientific Officer	537,495	215,897	240,239	—	393,296
Total		**588,324**	**753,632**	**1,855,465**	**—**	**1,889,546**

5. Mandates outside of ADC Therapeutics SA

According to article 30 of the Company's Articles of Association, limitations apply to mandates outside of the Company for Board members and the Executive Committee. The following external mandates are subject to these limitations and are therefore presented in this Compensation Report as of December 31, 2023 and December 31, 2024.

Board of Directors	Organization	Position as of December 31, 2023	Position as of December 31, 2024
Ameet Mallik	Atara Biotherapeutics Inc.*	Board Member, Nominating and Corporate Governance Committee Chair, Compensation Committee Member	Board Member, Nominating and Corporate Governance Committee Chair, Compensation Committee Member
	NJ LEEP	None	Board Member
Robert Azelby	Autolus Therapeutics Plc. *	None	Board Member
	Cardinal Health Inc. *	None	Board Member, Audit Committee Member, Risk Oversight Committee Member
	Twinfinity, Inc.	None	President and CEO
Jean-Pierre Bizzari	Oxford BioTherapeutics Ltd.	Board Member	Board Member
	NETRIS Pharma S.A.S.	Board Chair, New Drug Advisory Committee Chair	Board Chair, New Drug Advisory Committee Chair
	APREA Therapeutics Inc.*	Board Member, Research and Development Committee Member	Board Member, Research and Development Committee Member
	Halozyme Therapeutics Inc.*	Board Member, Nominating and Corporate Governance Committee Member	None

Peter Hug	Mundipharma MEA GmbH	Board Member	Board Member
	AC BioScience SA	Board Member	Board Member
Viviane Monges	Ferring Pharmaceuticals SA	Board Member, Audit and Finance Committee Chair	Board Member, Audit and Finance Committee Chair
	Novo Holdings A/S	Board Member	Board Member
	Pharvaris GmbH*	Board Member, Audit Committee Chair	Board Member, Audit Committee Chair
	EUROAPI SA*	Interim CEO and Board Member	None
	bioMérieux SA*	None	Board Member
Thomas Pfisterer	WILD Group Management AG	Director, Direct Investments	Director, Direct Investments
	Mandates in entities being part of or for the same group (Group 1)		
	Companies controlled by the WILD Group		
	GFC Holdings Inc.	President and Director (Executive)	President and Director (Executive)
	ICPK Corporation	Director (Executive)	Director (Executive)
	Goldener Hirsch GmbH Managing Officer	Commercial Director (Executive)	Commercial Director (Executive)
	GW Real Estate Management Ltd.	Director (Executive)	Director (Executive)
	HPWH TH AG	Director	Director
	HPWH MH AG	Director	Director
	Bloom Diagnostics AG	Director	None
	Mandates as representative of the WILD Group in portfolio companies of the WILD Group		
	InSphero AG	Director	Director
	Stade Francais Paris Sasp	Director	None
	TTTech Computertechnik AG	Director	Director
	Imvax Inc.	Director	Director
	Sermonix Pharmaceuticals Inc.	Director	Director
	Tokamak Energy Ltd.	Director	Director
	HAVEN Cyber TopCo S.A.R.L.	Director	Director
	Lakewood-AMEDEX Inc.	Director	Director
	PropBase AG (formerly Coozzy AG)	Director	Director
	Mandates in entities being part of or for the same group (Group 2)		
	JTP Holding AG	Director	Director
	Alpha Property Invest AG	Director	Director
	Fricke Werke AG	None	Board Chair
Tyrell Rivers	Quell Therapeutics, Ltd.	Board Member	Board Member
	Cerapedics, Inc.	Board Member	Board Member
	VaxEquity, Ltd.	Board Member	None
	BioHealth Innovation Inc.	Board Member	None
	AstraZeneca PLC*	Vice President	Vice President
	Fuse Biosciences Limited	None	Board Member
	Cellectis S.A.*	None	Board Member
	Nucleus RadioPharma, Inc.	None	Board Member
	SixPeaks Bio AG	None	Board Member
Victor Sandor	Merus N.V.*	Board Member, Research and Development Committee Chair	Board Member, Research and Development Committee Chair
	Prelude Therapeutics, Inc.*	Board Member, Nominating and Corporate Governance Committee Member	Board Member, Nominating and Corporate Governance Committee Member
	Istari Oncology, Inc.	Board Member	Board Member
	Kymera Therapeutics, Inc.*	Board Member	Board Member
Ron Squarer	Travere Therapeutics Inc.*	Board Member	Board Member

	Deciphera Pharmaceuticals Inc. *	Board Chair, Audit Committee Member	None
Executive Committee			
Jose "Pepe" Carmona	Hotspot Therapeutics Inc.	Board Member	Board Member
Patrick van Berkel	Betulamab N.V.	Owner and Sole Director	Owner and Sole Director

* Denotes Public Company